Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252089

PROSPECTUS SUPPLEMENT NO. 4

To Prospectus dated November 4, 2021

Up to 48,083,495 Shares of Common Stock

Up to 4,233,333 Shares of Common Stock Issuable Upon Exercise of Warrants

Up to 4,233,333 Warrants

This prospectus supplement no. 4 supplements the prospectus dated November 4, 2021 (the “Prospectus”), which forms a part of the Registration Statement on Post-Effective Amendment No. 1 to the Form S-1 (Registration No. 333-252089), relating to the issuance by us of up to an aggregate of 4,233,333 shares of our common stock, $0.0001 par value per share (“Common Stock”), which consists of up to 4,233,333 shares of Common Stock that are issuable upon the exercise of 4,233,333 warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Pivotal Investment Corporation II (“Pivotal”). We will receive the proceeds from any exercise of any Private Placement Warrants for cash.

The Prospectus and prospectus supplement also relates to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 48,083,495 shares of Common Stock, including (i) 15,000,000 shares of Common Stock originally issued in a private placement at the closing of the Business Combination (as defined below), (ii) 21,504,622 shares of Common Stock issued to directors, officers and affiliates of Legacy XL (as defined below) pursuant to the Merger Agreement (as defined below) in connection with the Business Combination, (iii) 5,750,000 shares of Common Stock issued upon conversion of shares held by the Sponsor (as defined below) and certain affiliates of Pivotal in connection with the Business Combination, (iv) up to 4,233,333 shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants, and (v) up to 1,595,540 shares issued or issuable upon the exercise of Legacy XL warrants (the “Legacy XL Warrants”) assumed by us in connection with the Business Combination, and (B) up to 4,233,333 Private Placement Warrants. We will not receive any proceeds from the sale of shares of Common Stock or Private Placement Warrants by the Selling Securityholders pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that the Selling Securityholders will offer or sell any of the shares of Common Stock or Private Placement Warrants. The Selling Securityholders may offer, sell or distribute all or a portion of their shares of Common Stock or Private Placement Warrants publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Common Stock or Private Placement Warrants by the Selling Securityholders pursuant to this prospectus. We provide more information about how the Selling Securityholders may sell the shares or Private Placement Warrants in the section entitled “Plan of Distribution.”

This prospectus supplement incorporates into the Prospectus the information contained in our attached annual report on Form 10-K, which was filed with the Securities and Exchange Commission on March 1, 2022.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Common Stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “XL”. On February 28, 2022, the closing price of our Common Stock was $1.95.

See the section entitled “Risk Factors” beginning on page 8 of the attached annual report on Form 10-K to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 1, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                TO

Commission File Number 001-38971

XL Fleet Corp.

(Exact name of Registrant as specified in its Charter)

Delaware	83-4109918
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

145 Newton Street
Boston, Massachusetts	02135
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 718-0329

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Shares of common stock, $0.0001 par value	XL	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant’s voting and non-voting common stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) computed by reference to the closing price of the registrant’s common stock on the New York Stock Exchange of $8.33 per share as of June 30, 2021, the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $916 million.

As of February 25, 2022, 141,409,508 shares of the registrant’s common stock, $0.0001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant’s definitive Proxy Statement for the registrant’s 2022 annual meeting of stockholders are deemed to be incorporated by reference into Part III of this report.

i

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that relate to future events or our future financial performance regarding, among other things, the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of the Company’s management team. Although the Company believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, the Company cannot assure you that it will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, the Company’s management.

Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements about:

●	our financial and business performance, including financial projections and business metrics;

●	our ability to pursue sales opportunities during the ongoing global microchip shortage and in the face of other global supply chain constraints;

●	our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of our business model;

●	our ability to scale;

●	developments and projections relating to our competition and industry;

●	our ability to realize the anticipated benefits of the acquisition of World Energy Efficiency Services, LLC or future acquisition targets;

●	the impact of health epidemics, including the novel coronavirus (“COVID-19”) pandemic, on our business and supply chain and the actions we may take in response thereto;

●	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	our ability to obtain funding for our operations;

●	our business, expansion plans and opportunities; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

The uncertainties underlying these statements and other factors that could cause actual results to differ from those implied by the forward-looking statements in this Annual Report on Form 10-K are more fully described in Item 1A under the heading “Risk Factors.” The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this Annual Report on Form 10-K, such as the description of our business set forth in Item 1 and our Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7 describe additional factors that could adversely affect the business, financial condition or results of operations of the Company. New risk factors emerge from time to time, and it is not possible to predict all such risk factors, nor can the Company assess the impact of all such risk factors on its business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ii

PART I

Unless the context provides otherwise, all references in this Annual Report on Form 10-K to “XL Fleet”, “XL”, the “Company”, “we”, “our” and “us” refer to XL Fleet Corp and its consolidated subsidiaries.

Item 1. Business.

Corporate History and Background

On December 21, 2020 (the “Closing Date”), Pivotal Investment Corporation II, a special purpose acquisition company incorporated on March 20, 2019 (“Pivotal”), consummated a business combination pursuant to that certain Agreement and Plan of Reorganization, dated as of September 17, 2020 (the “Merger Agreement”), by and among Pivotal, PIC II Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pivotal (“Merger Sub”), and XL Hybrids, Inc., a Delaware corporation (“Legacy XL”). Pursuant to the terms of the Merger Agreement, a business combination between Pivotal and Legacy XL was affected through the merger of Merger Sub with and into Legacy XL, with Legacy XL surviving as the surviving company and as a wholly-owned subsidiary of Pivotal (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). On the Closing Date, and in connection with the closing of the Business Combination (the “Closing”), Pivotal Investment Corporation II changed its name to XL Fleet Corp.

Company Overview

We are a provider of fleet electrification solutions for commercial vehicles in North America, offering our systems for vehicle electrification (our “Power Drive” business) and through our energy efficiency and infrastructure solutions business, including charging stations to enable customers to effectively plug in their electrified vehicles (our “XL Grid” business). XL Fleet has sold over 4,450 electrified powertrain systems that have been driven over 181 million miles by over 245 fleet customers, as of December 31, 2021.

In over 10 years of operations, we believe that we have built a large customer base deploying Class 2-5 vehicles across North America. Our fleet electrification solutions for commercial vehicles provide the market with cost-effective hybrid solutions with on-board telematics that are available for sale and deployment across a broad range of popular vehicle chassis from the world’s leading OEMs. We launched our XL Grid business in December 2020 and with the acquisition of World Energy Efficiency Services, LLC (“World Energy”) in May 2021, we are able to offer comprehensive solutions to commercial fleets to sustainably transform their operations.

With the acquisition of World Energy, we became a provider of energy efficiency, renewable technology, electric vehicle charging station and other energy solutions to customers across the New England region. By leveraging our comprehensive solutions in combination with project management and utility incentive and financing programs, we assist companies throughout all aspects of the fleet vehicle electrification process. We provide full-service electric vehicle charger installations, including the assessment of a location’s electrical infrastructure, site layout of the charging area plan and equipment installation. We believe that the availability of robust electric vehicle charging and infrastructure solutions is critical to meeting the long-term fleet electrification goals of our customers which in turn will translate into growth opportunities for the Company.

We are currently conducting a strategic review which includes assessing our product and service offerings, strategy, processes and growth opportunities. While this strategic review is ongoing, the Company will be narrowing its focus in 2022 to concentrate on those areas of our Power Drive business that we believe to be the most profitable, both in the short- and long-term. As part of this refocusing effort, in February of 2022, we eliminated 51 full-time positions across the organization.

Market Opportunity

Within the last two years, there has been substantial disruption in the electrification of municipal and commercial fleets and renewed emphasis on decarbonization across many commercial sectors. Federal and regional mandates and incentive programs are increasing the adoption rate of fleet electrification, particularly in fully-electric offerings. These disruptive forces have led to the emergence and growth of more fully electric OEM vehicle offerings, reductions in the availability of fossil fuel powered OEM vehicle chassis and the continuation of the microchip shortage. In light of these and other factors, we are re-assessing the risks and market opportunities for our Power Drives business. Based upon that assessment, we have taken actions during the first quarter of 2022 to scale back our Power Drive business.

We believe, however, that these same disruptions have the ability to create more demand for our energy efficiency, infrastructure and vehicle charging business. With commercial and municipal fleets increasingly migrating to electric vehicles, we believe that organizations will require enhancements to their energy infrastructures in charging stations and electrical distribution to recharge those vehicles. Furthermore, organizations will need to invest significantly in energy efficient solutions within their footprint to both free up kilowatt hour capacity for vehicle charging and to meet increasing broad commitments to reduce their carbon footprint. All of these electrification, distribution and efficiencies initiatives will create demand for service providers who can assist fleet operators with implementation of solutions and navigation through the complex and rapidly changing mandate and incentive landscape.

Our Technology and Products

Our XL Grid energy efficiency and infrastructure services business is primarily project driven where we identify efficiency measures and infrastructure enhancements that commercial and municipal customers can implement to improve efficiency and expand capacity for fleet electrification. Many of our projects are partially funded through incentives provided by regional electric utilities. Typical energy efficiency projects address improvements in heating, ventilation or air conditioning (“HVAC”) equipment, and the upgrade of lighting. Infrastructure projects consist principally of the design and build out of facilities and infrastructure to provide on-site vehicle charging. An essential component of our XL Grid offering is the technology assessment, regulatory and project management services we provide to assist the customer with maximizing the return on its investment.

Our electrified Power Drives systems are comprised of an electric motor that is mounted onto the vehicle’s drive shaft, an inverter motor controller, and a lithium ion battery pack to store energy to be used for propulsion. No other significant modifications to the vehicle are required, and no changes are made to the internal combustion engine or transmission. We deploy our electrified Power Drives systems (XLH™ and XLP™) onto the chassis of vans, pickups, shuttle buses, delivery trucks, and many other commercial vehicles produced by leading OEMs such as Ford, RAM, GMC, Chevrolet and Isuzu. This technology can be installed as the vehicles are being manufactured by industry standard second stage manufacturers, known as upfitters, in less than one day, with no negative impact on the vehicles’ operational performance or factory warranties and with reduced maintenance cost. Our electrified powertrain systems capture and store energy during braking and subsequently deploy that energy into the driveline during acceleration, operating in parallel with the existing OEM drive train. Our systems enable vehicles to burn less fuel and emit less CO2. To date, vehicles deploying our electrification solutions have driven over 181 million miles.

The Power Drive system allows the vehicle to continue leveraging its internal combustion engine, while an electric motor mounted on the driveshaft provides an electric assist during acceleration that reduces strain on the engine and lowers the amount of fuel consumed. During deceleration, that motor serves as a generator that captures energy through a process called regenerative braking, which stores that energy in the system’s battery pack. When the vehicle accelerates, that power is transferred into the driveline once again, and the process repeats. This allows our systems to operate in parallel with the OEM drivetrain, maintain factory vehicle warranties, and regenerate energy automatically to help power the vehicle.

We have begun leveraging the technology and know-how of our Power Drive business into related electrification initiatives. We have been awarded a contract with the US Military to develop a retrofit kit for a tactical vehicle. This kit, if adopted by the US Military, has the potential to be fitted to over 60,000 vehicles in service today providing a significant fuel saving. We also have in the prototype stage a fully-electric Class 6 refuse vehicle developed in partnership with Curb Tender.

Industry and Competition

Within our XL Grid business, we generally compete against local, regional and national competitors. Typically national competitors are much larger, operate across the United States and often internationally, and offer products and services that extend beyond those that we offer. These competitors often target customers that are national and international in scope, whereas we are principally targeting commercial and municipal organizations within our Northeast regional footprint. Competitors who operate nationally include Ameresco, AECO and Willdan, as well as separate divisions of many of the regional public utility companies.

There has been substantial growth in the electric vehicle sector, which when combined with the reduced availability of OEM chassis for us to install Power Drives, represents significant competition. For example, nearly all traditional OEMs and many new market entrants have accelerated and expanded their own electric vehicle lineups.

We expect that in our Power Drives business, our potential customers will see electric vehicle manufacturers as our competitors. These competitors include current manufacturers such as Lion Electric Company, Hyliion, Inc., GreenPower Motor Company, Lightning eMotors, XOS, Inc., Nikola Motor Company and Proterra, Inc.

Customers

In our XL Grid business, our customers have traditionally been small and medium sized businesses, as well as municipalities, such as schools and offices. The XL Grid service is scalable, so customers may include facilities in multiple locations throughout the U.S. that can benefit from energy efficiency improvements, especially in lighting and HVAC. Given the growth that we expect to see in charging stations and energy infrastructure projects, we anticipate that our customer pool may be larger than the small and medium sized businesses that we have traditionally served. We believe that there will be substantial new capital flowing into EV charging installation and customer-sited energy storage and energy generation infrastructure projects.

Customers for our Power Drive systems are generally commercial and government operators of large service and delivery fleets. Our end-use customers most often purchase our systems from upfitters, OEM dealerships or other participants in our sales channels, who are our direct customers. Our end-use customer base is comprised of Fortune 500 corporate enterprises, public utilities, and municipalities of all sizes. In our 11-year existence, we have served over 245 end-use customers deploying over 4,450 systems. These systems have combined use in real world applications in excess of 181 million miles as of December 31, 2021.

Partnerships and Suppliers

In our XL Grid business, we purchase lighting and infrastructure equipment from major national and international equipment suppliers. We rely on a skilled group of sub-contractors to install and implement our energy efficiency and infrastructure solutions.

 In our Power Drive business, we rely on an established upfitter partner network with locations throughout the U.S. and Canada to support the installation of our product via the industry standard ship-thru and upfit processes. We, or our upfitters, arrange for the customers’ purchase of the vehicle chassis in which our products are installed. This requires advance planning and coordination between us and the OEM to schedule chassis production and specifications of each vehicle to ensure conformance with the specifications of our products.

We rely on third-party suppliers for the provision and development of many of the key components and materials used in our electrified powertrain solutions. While we obtain components from multiple, redundant suppliers whenever possible, some of the components used in our vehicles are purchased from a single source or a limited number of sources. We are reliant upon a single source, Parker Hannifin Corporation, for the supply of motor components operating under a three-year non-exclusive supply agreement with volume and pricing commitments. In the case of batteries, we rely on more than one supplier.

Strategy and Value Proposition

We are currently conducting a strategic review of the risks and market opportunities of our businesses. Based upon our initial indications, we are taking actions in the first quarter of 2022 to narrow our operational focus and concentrate efforts and resources on the most profitable areas of the business. As part of this process, we will be strategically reducing some aspects of our Power Drive product lines and limiting those offerings to those platforms and applications that we believe are most scalable and provide the most substantial return on investment. As part of this realignment, we have recently taken actions to align our team and resources with our short-term needs. In February 2022, the Company eliminated 51 full-time positions across the organization. The severance charges related to this reduction were approximately $1.3 million. We will continue to invest in and grow the energy efficiency and infrastructure offerings of our XL Grid business.

Our goal is to leverage our core competencies in electrification and energy efficiency to deliver to customers cost effective solutions that help them to realize their goals in electrification and decarbonization of operations.

 Manufacturing and Production

We produce our electrification systems and energy efficiency and infrastructure equipment from components manufactured by third party suppliers. We also rely on system installation support from certified upfitters as required to meet demand volume. Our production team capabilities include receiving, warehousing, production/kitting, delivery, install/upfit training and system/component level troubleshooting. Our support functions, including supply chain, quality, and engineering operate remotely with daily contact with the production team.

Sales and Marketing

We maintain a sales and marketing team designed to promote, sell and communicate to our core target customers throughout the U.S. and Canada.

Research and Development

We conduct vehicle electrification research and development in support of our Power Drive offerings at our 3 locations: our corporate headquarters in Boston, MA, the Southern California Technical Center in Foothill Ranch, CA and at our Michigan Technical Center in Wixom, MI. These facilities are equipped with prototyping and testing capabilities to support product development. As needed, we supplement testing with outside test facilities to support product development along with ensuring compliance to applicable standards and regulations such as Federal Motor Vehicle Safety Standards (“FMVSS”). To support development, these facilities have engineering and support staff. As part of our strategic reduction of our Power Drive business, we will be terminating research and development activities in Boston, MA in the first half of 2022.

We have begun leveraging the technology and know-how of our Power Drive business into related electrification initiatives. We are developing a prototype for the US Military of a kit that can be retrofitted to tactical vehicles in the field. This development started in 2021 and will continue throughout 2022. Development is being conducted according to the required US Military standards. We also have in the prototype stage a fully-electric Class 6 refuse vehicle developed in partnership with Curb Tender.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property, and we rely on a combination of patents, know-how, copyrights, trademarks, trade secrets and non-disclosure agreements to establish and protect our intellectual property. As of December 31, 2021, we had 27 issued patents, including one international patent from China. In addition, as of December 31, 2021, we had 14 patent applications that were published (or awaiting publication) and are under examination at the U.S. Patent Office. We also have four provisional patent application that have been filed with the U.S. Patent Office. In addition to the above, eleven trademarks have been assigned to us.

Our intellectual property portfolio largely relates to mechanical systems, software, vehicle data analysis, vehicle control strategies, and data processing/management, and the utilization of data to optimize vehicle functions. Intellectual property is generated organically as part of our product development efforts. Concepts, ideas and solutions that are generated are reviewed to determine if they are patentable, and we hold regular executive level reviews to determine if disclosures are to be further processed for filing as a patent application.

We cannot conclusively state that any pending applications, existing patents or future patents will be definitively useful in protecting or promoting our business and growth plans. Please see the section entitled “Risk Factors” for additional information on the risks associated with our intellectual property strategy and portfolio.

Facilities

We currently operate five separate leased facilities across the U.S., strategically positioned across the East coast, Midwest and West coast in order to best leverage proximity to customers, partners and employee talent pools.

Our headquarters is located in Brighton, MA, a neighborhood of Boston. This flagship facility houses members of the executive leadership team, along with the engineering, sales & marketing, finance, human resources, service and supply chain functions. The facility includes a mixture of upper floor offices and lower floor automotive engineering equipment, including vehicle lifts and a dynamometer which enables the team to conduct extensive system and emissions testing on-site. Our lease was extended to August 31, 2022.

In 2021 our production team moved into a new leased facility in Quincy, IL. It is strategically located near OEM and key upfitter partner headquarters facilities. This facility is predominantly responsible for receiving material inventory and completing and shipping finished kits to customers. Site capabilities include receiving, warehousing, production/kitting, delivery, install/upfit training and basic system/component level troubleshooting. Our lease expires on April 30, 2026.

We also operate a facility in Foothill Ranch, CA which houses members of the engineering team that were brought into the business through the 2019 acquisition of Quantum Fuel’s electrification division. This team includes expertise in electrical, mechanical and systems engineering and is responsible for new product development, testing and component integration. Our lease expires on February 28, 2025, with the option to extend for an additional 60-month term.

Effective February 2021 we opened a location in Wixom, MI, which will serve as a fleet electrification technology center to support the design, development, testing and validation of a wide range of commercial vehicle electrification solutions. The facility includes a component test lab including vibration capability, a vehicle chassis dynamometer, an electronics lab and battery testing equipment. Our lease expires in February 2024.

We lease a facility in Worcester, MA that houses members of the World Energy team. The lease expires in September 2023.

In addition, roughly 10 percent of our employees work remotely on a regular basis across a range of functions for whom frequent travel is required, including sales & marketing, service and quality. Throughout the COVID-19 pandemic, the majority of our employees have worked remotely unless required to be at a facility to perform their core functions.

Employees

As of December 31, 2021, we had 177 full time employees, including 34 employees at World Energy Efficiency Services. We have not experienced any work stoppages, do not include any labor unions and consider our relationship with employees to be very good.

Government Regulations

We operate in an industry that is subject to extensive regulation. Regulatory compliance and product safety are our key areas of focus. As part of product development cycles, regulatory compliance is assessed early on in the development program and plans are implemented to assure compliance when a product is released to customers.

We also operate in an industry that is subject to extensive environmental regulation, which has become more stringent over time. The environmental laws and regulations to which we are subject govern, among others, water use, air emissions, use of recycled materials, energy sources, the storage, handling, treatment, transportation and disposal of hazardous materials, the protection of the environment, natural resources and endangered species and the remediation of environmental contamination. We may be required to obtain and comply with the terms and conditions of multiple environmental permits, many of which are difficult and costly to obtain and could be subject to legal challenges. Compliance with such laws and regulations at an international, regional, national, provincial and local level is an important aspect of our ability to continue our operations.

Environmental standards applicable to us are established by the laws and regulations of the countries in which we operate, standards adopted by regulatory agencies and the permits and licenses that we hold. Each of these sources is subject to periodic modifications and increasingly stringent requirements. Violations of these laws, regulations or permits and licenses may result in substantial civil and criminal fines, penalties, orders to cease the violating operations or to conduct or pay for corrective works. In some instances, violations may also result in the suspension or revocation of permits and licenses.

Vehicle Safety and Testing Regulation

The vehicles containing our systems are subject to, and required to comply with, numerous regulatory requirements established by the National Highway Traffic Safety Administration (“NHTSA”), including applicable Federal Motor Vehicle Safety Standards (“FMVSS”). The OEMs must self-certify that its vehicles meet or are exempt from all applicable FMVSSs before a vehicle can be imported into or sold in the U.S.

There are numerous FMVSSs that apply to our systems that are included in our customers’ vehicles. Examples of these requirements include:

●	Electric Vehicle Safety—limitations on electrolyte spillage, battery retention, and avoidance of electric shock following specified crash tests;

●	Flammability of Interior Materials—burn resistance requirements for materials used in the occupant compartment; and

●	Crash Tests for High-Voltage System Integrity—preventing electric shock from high voltage systems.

We are also required to comply with other NHTSA requirements and federal laws administered by NHTSA, including early warning reporting requirements regarding warranty claims, field reports, death and injury reports, foreign recalls, and owner’s manual requirements.

CARB Emissions Compliance and Certification

Our hybrid and plug-in hybrid systems are fitted to vehicles that have been certified to meet the requirements of U.S. Environmental Protection Agency (the “EPA”) and California Air Resources Board (“CARB”). The OEMs are responsible for ensuring compliance with the appropriate regulations for the base vehicle for emissions, fuel economy and on-board diagnostics.

CARB classifies the XL hybrid and plug-in system as an aftermarket fit system / device. As such, CARB requires that an Executive Order (“EO”) is obtained for the sale of the system intended for use on a vehicle to be operated in the state of California. In order to obtain the EO, we are required to submit an application to CARB for each vehicle group or family, which is required for each model year. The vehicle models included in a group or family are determined by the level of commonality of vehicle systems on both the base vehicle and the hybrid or plug-in hybrid systems that are fitted.

CARB will then issue a test order that details the required testing and the specification of the vehicle to be used to demonstrate compliance. The essence of the testing is not to confirm the performance of the hybrid or plug-in hybrid system fitted to the vehicle, but to demonstrate that addition of the system does not negatively impact the emissions or diagnostic monitoring performance of the vehicle.

In 2021 we have obtained 7 EOs for hybrid systems covering 2021 and 2022 Model Years, and in February 2022 received an EO for the sale of our battery electric Ford F-600 platform. We are in the process of conducting testing against CARB issued test orders for future products to be introduced into the California market. EOs issued by CARB to us are public record and are available to view on the CARB database for aftermarket, performance, and add-on parts. EOs also include requirements to collect data from vehicles in the field (in-use data).

We have obtained our first EO for our first battery electric vehicle. This is based on the conversion of a 2021MY vehicle. An application has been filed for a 2022 MY vehicle and an EO is expected to be issued by March 31, 2022.

Battery Safety and Testing Regulation

Our electrified powertrain solutions are intended to meet the International Organization for Standardization’s standards for electrically propelled vehicles in vehicle operational safety specifications and connecting to an external power supply. Additionally, we may incorporate other battery system standards of the International Organization for Standardization in our electrified powertrain solutions.

Our battery portfolio has leveraged three commercially available Lithium-ion batteries. Further, we have developed a hybrid battery and a plug-in hybrid pack with industry partners. The commercially available batteries were designed and tested by the suppliers, while the developed packs went under stringent testing to comply with Society of Automotive Engineers International J2929 Standard, “Safety Standard for Electric and Hybrid Vehicle Propulsion Battery Systems Utilizing Lithium Based Rechargeable Cells.”

We have developed and instituted the recommended practice for conductive charging systems to the SAE International Surface Vehicle Standard J1722 SAE Electric Vehicle and Plug in Hybrid Electric Vehicle Conductive Charge Coupler.

We have designed systems in accordance to SAE J2344 Guidelines for Electric Vehicle Safety mandating use of Hazardous Voltage Interlock Loop, charge interlocks, access cover interlocks, grounding practices and safety labeling for Electrical Energy Storage devices following the recommended practice of SAE J2936.

All XL developed batteries have been tested and meet the requirements for USDOT Federal Regulations Title 49 Part 173.185 General Requirements for Shipments and Packaging; Lithium Cells and Batteries issued by the Pipeline and Hazardous Materials Safety Administration. Testing was performed following the United Nations (“UN”) Recommendations on the Transport of Dangerous Goods; Manual of Tests and Criteria Section 38.3.

Our battery packs and modules have met the compliance requirements of the UN Manual of Tests and Criteria demonstrating our ability to ship the battery packs with completion of the following tests:

●	Altitude Simulation

●	Thermal Test

●	Vibration

●	Shock

●	External Short Circuit

●	Overcharge

●	Forced Discharge (Module)

Legal Proceedings

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources and other factors and there can be no assurances that favorable outcomes will be obtained.

Beginning on March 8, 2021, two putative class action complaints were filed in the federal district court for the Southern District of New York against us and certain of our current officers and directors. The cases were consolidated as In re XL Fleet Corp. Securities Litigation, Case No 1:21-cv-02171, a lead plaintiff was appointed, and an amended consolidated complaint was filed on July 20, 2021. The amended complaint alleges that certain public statements made by the defendants between September 18, 2020 and March 31, 2021 violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. Our motion to dismiss the amended complaint was denied on February 17, 2022. The Company believes that the allegations asserted in the securities class action are without merit, and we intend to vigorously defend the action. There can be no assurance, however, that we will be successful. At this time, we are unable to estimate potential losses, if any, related to this action.

On September 20, 2021, and October 19, 2021, two class actions were filed in the Delaware Court of Chancery against certain of the Company’s current officers and directors, and the Company’s sponsor, Pivotal Investment Holdings II LLC. The actions were consolidated as In re XL Fleet (Pivotal) Stockholder Litigation, C.A. No. 2121-0808, and an amended consolidated class action complaint was filed on January 31, 2022. The amended complaint alleges various breaches of fiduciary duty, and aiding and abetting breaches of fiduciary duty, for purported actions relating to the negotiation and approval of the December 21, 2020 merger and organization of Legacy XL to become XL Fleet Corp., and purportedly materially misleading statements made in connection with the merger. The Company believes that the allegations asserted in the action are without merit, and the Company intends to vigorously defend the lawsuit.

The Company has received requests for information including a subpoena, from the Securities and Exchange Commission (“SEC”) related to, among other things, the Company’s business combination with XL Hybrids, Inc. and the related PIPE financing, the Company’s sales pipeline and revenue projections, purchase orders, suppliers, CARB approvals, fuel economy from our Power Drive products, customer complaints, and disclosures and other matters in connection with the foregoing. According to the subpoena, the investigation is a fact-finding inquiry and does not mean that the SEC has concluded that there is a violation of the law. We intend to provide the requested information and cooperate fully with the SEC investigation.

Corporate Information

Our principal executive offices are located at 145 Newton Street, Boston, Massachusetts 02135, and our telephone number is (617) 718-0329. Our website address is www.xlfleet.com and the information contained in, or that can be accessed through, our website is not part of this Annual Report on Form 10-K and should not be considered part of this Annual Report on Form 10-K.

Information Available on the Internet

Our internet address is www.xlfleet.com, to which we regularly post copies of our press releases as well as additional information about us. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available to you free of charge through the Investor Relations section of our website as soon as reasonably practicable after such materials have been electronically filed with, or furnished to, the Securities and Exchange Commission (the “SEC”). The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We include our web site address in this Annual Report on Form 10-K only as an inactive textual reference. Information contained in our website does not constitute a part of this report or our other filings with the SEC.

Item 1A. Risk Factors

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors,” that represent challenges that we face in connection with the successful implementation of our strategy and growth of our business. The occurrence of one or more of the events or circumstances described in the section entitled “Risk Factors,” alone or in combination with other events or circumstances, may have an adverse effect on our business, financial condition, results of operations, and prospects. Such risks include, but are not limited to:

Risks Related to our Business and Industry

●	We are an early stage company with a history of losses, and we expect to incur significant expenses and continuing losses.

●	We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

●	We rely on a limited number of customers for a large portion of our revenues, and the loss of one or more such customers could have a material adverse impact on our business, financial condition and results of operations.

●	Our business model requires further market penetration to drive growth and failure to expand would have a material adverse effect on our operating results and business and could result in substantial liabilities that exceed our resources.

●	If we fail to manage our growth effectively, including failing to attract and integrate qualified personnel, we may not be able to develop, produce, market and sell our electrified powertrain solutions successfully.

●	Our success will depend on our ability to economically source and coordinate the installation of electrified powertrain solutions at scale, and our ability to develop and produce electrified powertrain solutions of sufficient quality and appeal to customers on schedule and at scale is unproven.

●	If we are unable to successfully produce our electrified powertrain solutions, our business will be harmed.

●	We are dependent on vehicle OEMs, upfitters and body builders to bring our electrified powertrain solutions to market, which is subject to risks.

●	Our future growth in Power Drive sales is dependent upon the fleet industry’s willingness to adopt hybrid vehicles (“xEVs”).

●	We, the OEMs and our suppliers are subject to substantial regulation, and unfavorable changes to, or failure by us, the OEMs or our suppliers to comply with, these regulations could substantially harm our business and operating results.

●	We are highly dependent on the services of Eric Tech, our Chief Executive Officer, and if we are unable to retain Mr. Tech, attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, our ability to compete could be harmed.

●	Future product recalls could materially adversely affect our business, prospects, financial condition and operating results.

●	Vehicles equipped with our electrified powertrain solutions will make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

●	We are or may be subject to risks associated with strategic alliances or acquisitions and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

●	Our electrified powertrain solutions could face competition from original equipment manufacturers and other providers of electrification solutions that enter the commercial vehicle electrification market.

●	The performance characteristics of our electrified powertrain solutions, including fuel economy and emissions levels, may vary, including due to factors outside of our control.

●	Our suppliers may rely on complex machinery for our component production, which involves a significant degree of risk and uncertainty in terms of operational performance and costs.

●	Our manufacturing operations are dependent upon third-party suppliers, including, in certain cases, single-source suppliers, making us vulnerable to supply shortages.

●	Increased warranty claims could materially adversely affect our business, prospects, financial condition and operating results.

●	Our electrified powertrain solutions rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

●	If our electrified powertrain solutions fail to perform as expected, our ability to develop, market and sell our electrified powertrain solutions could be harmed.

●	Developments in alternative technology or improvements in the internal combustion engine may adversely affect the demand for our electrified powertrain solutions.

●	Our assumptions regarding the ability of our electrified powertrain solutions to limit carbon intensity and reduce GHG emissions and contribute to global decarbonization may be inaccurate.

●	We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

●	Our management has limited experience in operating a public company.

●	We are subject to governmental export and import control laws and regulations. Our failure to comply with these laws and regulations could have an adverse effect on our business, prospects, financial condition and operating results.

●	Our intellectual property applications for registration may not issue or be registered, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

●	Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the Business Combination or other ownership changes.

●	We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply. As a result, our business, prospects, financial condition and operating results may be adversely affected.

●	We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business prospects, financial condition and operating results.

Risks Related to Ownership of Our Securities

●	Concentration of ownership among our existing executive officers, directors and their respective affiliates may prevent new investors from influencing significant corporate decisions.

●	Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our common stock, par value $0.0001 (“Common Stock”).

●	Our charter contains anti-takeover provisions that could adversely affect the rights of our stockholders.

●	If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Common Stock adversely, the price and trading volume of our Common Stock could decline.

●	We may issue additional Common Stock or preferred stock, including under our equity incentive plan. Any such issuances would dilute the interest of our stockholders and likely present other risks.

●	We are subject to legal proceedings including an SEC investigation, stockholder fiduciary duty suits, and shareholder class actions, and we may be subject to legal proceedings in the future including product liability, patent, copyright or trademark infringements, or trade secret misappropriation claims, which may be time-consuming and expensive, hinder execution of our business and growth strategy or negatively affect the price of our Common Stock.

Risk Factors

An investment in our securities is speculative and involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks described below, together with other information in this Annual Report on Form 10-K and the other information and documents we file with the SEC. The occurrence of any of the following risks could have a material and adverse effect on our business, reputation, financial condition, results of operations and future growth prospects, as well as our ability to accomplish our strategic objectives. As a result, the trading price of our Common Stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and stock price.

Risks Related to our Business and Industry

Our future growth is dependent upon the fleet industry’s willingness to adopt xEVs.

Our growth in the Power Drives business is highly dependent upon the adoption of xEVs by the commercial and municipal fleet industry. If the market for xEVs and our electrified powertrain solutions does not develop at the rate or in the manner or to the extent that we expect, or if critical assumptions we have made regarding the efficiency of our electrified powertrain solutions are incorrect or incomplete, our business, prospects, financial condition and operating results will be harmed. The fleet market for xEVs is characterized by rapidly changing technologies, price competition, numerous competitors including OEMs, evolving government regulation and industry standards and uncertain customer demands and behaviors.

Factors that may influence the fleet market adoption of xEVs vehicles include:

●	perceptions about xEV quality, safety, design, performance, reliability and cost, especially if adverse events or accidents occur that are linked to the quality or safety of xEVs;

●	the availability of fully-electric vehicles, which some customers may prefer due to incentives and/or a preference to do without a combustion motor entirely;

●	the perceived willingness of vehicle OEMs to honor factory warranties on vehicles equipped with our powertrain solutions;

●	perceptions about vehicle safety in general, including the use of advanced technology, such as vehicle electronics, batteries and regenerative braking systems;

●	the decline of vehicle efficiency and/or range resulting from deterioration over time in the ability of the battery to hold a charge;

●	changes or improvements in the fuel economy of internal combustion engines, the vehicle and the vehicle controls or competitors’ electrified systems;

●	the availability of service, charging and fueling and other associated costs for xEVs;

●	volatility in the cost of energy, electricity, oil and gasoline could affect buying decisions;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy, including new regulations mandating zero tailpipe emissions compared to overall carbon reduction;

●	the availability of tax and other governmental incentives to purchase and operate xEVs or future regulation requiring increased use of nonpolluting trucks; and

●	macroeconomic factors.

As an example, travel restrictions and social distancing efforts in response to the COVID-19 pandemic have negatively impacted and will continue to negatively impact the commercial fleet industry, for an unknown, but potentially lengthy, period of time. Additionally, we may become subject to regulations that may require us to alter the design of our electrified powertrain solutions, which could negatively impact customer interest in our products.

We may in the future experience additional competition in current and potential future markets.

We work closely with traditional vehicle manufacturers to provide electrification solutions for their standard gas-powered vehicles. As a result, we have historically considered our relationship to such companies to be that of a market partner as opposed to a competitor. But as the vehicle electrification market continues to expand, traditional vehicle manufacturers may develop and market xEV solutions in larger vehicles or all electric versions of the same vehicles being deployed with our systems. In particular, Tesla, Inc. (“Tesla”), Hyliion, Inc. (“Hyliion”) and Nikola Corporation (“Nikola”) have announced their plans to bring Class 8 long haul battery electric vehicles and fuel cell electric vehicles to the market over the coming years. Cummins Inc., Daimler AG, Dana Incorporated, Navistar International Corporation, PACCAR Inc., Volvo Group, XOS Trucks and other commercial vehicle manufacturers have also announced their plans to bring Class 8 battery electric vehicles or fuel cell electric vehicles to the market.

In the event that traditional vehicle manufacturers develop xEV solutions that compete with vehicles outfitted with our electrification solutions, we will experience increased industry competition. Competitors may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing and support of their electric vehicles. Additionally, such competitors may have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships and other resources than we do. We may experience competition with respect to recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as further competition in acquiring technologies complementary to, or necessary for, our products. Additional mergers and acquisitions may result in even more resources being concentrated in our competitors. There are no assurances that customers will choose our electrified systems or vehicles over those of our competitors, and future competition could have a material adverse effect on our business, financial condition and results of operations.

We are an early stage company with a history of losses, and we expect to incur significant expenses and continuing losses.

We incurred net income of approximately $28.8 million (a net loss of approximately $61.3 million after adjusting for the favorable change in fair value of warrant liability of approximately $90.1 million) for the year ended December 31, 2021 and net losses of approximately $60.6 million and $14.9 million for the years ended December 31, 2020 and 2019, respectively. We believe that we will continue to incur operating and net losses through the near future. We are currently conducting a review of the risks and opportunities of our current business and expect to adjust our future strategy based upon the findings of this analysis. Our future net income or loss will be dependent upon the determination and implementation of this future strategy. We expect the rate at which we will incur future losses will be impacted by the following:

●	Costs which may be incurred in connection with the realignment of our business strategy, product offerings, research and development;

●	Costs to develop our electrified powertrain solutions;

●	Investment in and utilization of inventories of parts and components;

●	Expansion of our product and service offerings in our XL Grid energy efficiency and infrastructure offerings;

●	Increase in our general and administrative functions to support our public company obligations; and

●	Acquisition and integration of other businesses.

Because we will incur the costs and expenses from these efforts before we receive any incremental revenues with respect thereto, our losses in future periods are expected to be significant. In addition, we may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would have a material adverse effect on our results of operations and further increase our losses.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

Product liability claims, even those without merit or those that do not involve our products, could harm our business, prospects, financial condition and operating results. The automobile industry in particular experiences significant product liability claims, and we face inherent risk of exposure to claims in the event our electric powertrain solutions do not perform or are claimed to not have performed as expected. As is true for other commercial vehicle suppliers, we expect in the future that our electrified powertrain solutions will be installed on vehicles that will be involved in crashes resulting in death or personal injury. Additionally, product liability claims that affect our competitors may cause indirect adverse publicity for us and our products.

While we maintain product liability insurance, our coverage may not be adequate to cover certain product liability claims, and we may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful product liability claim that exceeds our policy limits could require us to pay substantial sums. Our risks in this area are particularly pronounced given the relatively limited number of electrified powertrain solutions delivered to date and limited field experience of our products. Moreover, a product liability claim against us or our competitors could generate substantial negative publicity about our products and business and could have a material adverse effect on our brand, reputation, business, prospects, financial condition and operating results.

We rely on a limited number of customers for a large portion of our revenues, and the loss of one or more such customers could have a material adverse impact on our business, financial condition and results of operations.

We depend on a limited number of customers for a significant portion of our revenue. For the fiscal year ended December 31, 2021, we had two customers that accounted for 78% of our revenue. The loss of these customers could have a significant impact on our revenues and harm our business, results of operations and cash flows.

We may not be able to further penetrate the fleet or energy efficiency/infrastructure markets or enter into new markets in the future.

Our success, and our ability to increase revenue and operate profitably, depends in part on our ability to expand our customer base into markets and products in which we can operate profitably. We are currently evaluating the risk and opportunities within our current businesses and based upon this evaluation may modify our future strategy. For our current businesses, for example, our success will in part be based upon further penetrating the fleet markets comprised of corporations, municipalities and public utilities along with expansion into new markets. And, in our XL Grid business, success will in part be based upon growing the base of energy efficiency and infrastructure customers, both in our current Northeast region, but also more broadly. If we are unable to meet our customers’ performance requirements or industry specifications limiting expansion into existing or new markets, our business, prospects, financial condition and operating results would be materially adversely affected.

We may be unable to adequately control the costs associated with our operations.

We are in the process of a strategic review to evaluate our offerings, processes, and growth opportunities to ensure that we are charting the proper strategic direction. As a preliminary result of this strategic review, we have decided to narrow our operational focus to more effectively and judiciously execute on our strategy moving forward. We are focusing our effort and resources on what we consider to be the most profitable areas of our business and reducing some aspects of our hybrid offering. As part of this plan to narrow our focus, we have taken some actions to align our team and resources to better reflect our near-term needs. As part of this, we have eliminated 51 full-time positions across the organization in February to ensure that we are operating efficiently. We will require capital to develop our business, including developing and producing our electrified powertrain solutions, our energy efficiency and infrastructure business and any new businesses that we may enter into. We expect to incur expenses which will impact our profitability, including research and development expenses, raw material procurement costs, sales and distribution expenses as we manage our brand and market our products and services, and general and administrative expenses as we scale our operations and incur costs as a public company. Our ability to become profitable in the future will depend on our ability to deliver products and solutions that meet customer and market demands in a profitable manner and manage our expenses efficiently. If we are unable deliver these profitable solutions, our margins, profitability and prospects would be materially and adversely affected.

Our business model requires further market penetration to drive growth and failure to expand would have a material adverse effect on our operating results and business and could result in substantial liabilities that exceed our resources.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we have limited insight into trends that may emerge and affect our business. In the event that actual results differ from our estimates or we adjust our estimates in future periods, our operating results and financial position could be materially affected. Our future results depend on the successful implementation of our management’s growth strategies – including the launch of new products and services - and are based on assumptions and events over which we have only partial or no control. These initiatives and products may not generate as much revenue, cost more to bring to market, and create greater liabilities than we anticipate. We will continue to encounter risks and difficulties frequently experienced by early stage companies, including scaling up our infrastructure and headcount, and may encounter unforeseen expenses, difficulties or delays in connection with our growth. In addition, as a result of the capital-intensive nature of our business, we may sustain substantial operating expenses without generating sufficient revenues to cover expenditures.

We may require continued capital investment.

We expect to have sufficient capital for the next 12 months for the design, development and manufacture of our products. However, we may require additional capital investment in the future to fund operations, continue research and development and improve infrastructure. There can be no assurance that we will have access to the capital we need on favorable terms when required or at all. If we cannot raise additional funds when we need them, our financial condition and business could be materially adversely affected.

If we fail to manage our growth effectively, including failing to attract and integrate qualified personnel, we may not be able to develop, produce, market and sell our products and services successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. While the Company intends to narrow our focus in the Power Drive business in 2022 to concentrate on those areas of that business that we consider to be the most profitable, we intend to grow our operations in those remaining areas. We expect our future growth to include:

●	expanding the management team;

●	hiring and training new personnel;

●	forecasting production and revenue;

●	controlling expenses and investments in anticipation of expanded operations;

●	implementing and enhancing administrative infrastructure, systems and processes; and

●	acquiring other businesses.

Over the long-term, we intend to continue to hire additional personnel as needed for our current and future business. Because we operate in evolving technology fields, such as vehicle electrification, energy efficiency and vehicle charging, individuals with sufficient training may not be available to hire, and as a result, we will need to expend significant time and expense training any newly hired employees.

Competition for individuals with this experience is intense, and we may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business, prospects, financial condition and operating results.

Our success within our Power Drives business will depend on our ability to economically source and coordinate the installation of electrified powertrain solutions at scale, and our ability to develop and produce electrified powertrain solutions of sufficient quality and appeal to customers on schedule and at scale is unproven.

Our Power Drives business depends in large part on our ability to execute our plan to develop, produce, assemble, market, sell, install and service our electrified powertrain solutions. In particular, we rely on Parker Hannifin Corporation to supply all of our motors. We further rely on other third parties to supply batteries, wire harnesses and inverters, each of which are used in our electrified powertrain solutions. We currently source all components and assemble them into systems which are sent to our upfitter partners. These upfitter partners then install and commission our electrified powertrain solutions. While these arrangements can lower operating costs and enable rapid increases in installations, they also reduce our direct control over installation. Such diminished control may have an adverse effect on the quality or quantity of products or services, or our flexibility to respond to changing conditions.

We rely on single-source suppliers to supply and produce certain components and rely on upfitter partners for installation of our electrified powertrain solutions. Any failure of these suppliers or partners to perform could require us to seek alternative suppliers or to expand our production capabilities, which could incur additional costs and have a negative impact on our cost or supply of components or finished goods. In addition, production, logistics in supply or production areas, or transit to final destinations can be disrupted for a variety of reasons including, but not limited to, natural and man-made disasters, information technology system failures, commercial disputes, military actions, economic, business, labor, environmental, public health or political issues or international trade disputes.

We, along with our supply chain and upfitter partners, have limited experience to date in high volume production of our electrified powertrain solutions. We do not know if the sources of component supply and/or upfitters at scale will remain reliable to enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully mass market our electrified powertrain solutions. Even if we and our upfitter partners are successful in developing our high volume production capability and processes and in reliably sourcing our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or in time to meet our vehicle commercialization schedules or to satisfy the requirements of customers. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, financial condition and operating results.

We may experience significant delays in the design, production and launch of our electrified powertrain solutions, which could harm our business, prospects, financial condition and operating results.

Any delay in the financing, design, production and launch of our electrified powertrain solutions could materially damage our brand, business, prospects, financial condition and operating results. There are often delays in the design, production and commercial release of new products, and to the extent these delays postpone the launch of new electrified powertrain solutions, our growth prospects could be adversely affected as we may fail to grow our market share. We integrate electrified solutions into OEM vehicles, and if the OEM makes unexpected changes to the function of the vehicle, this could significantly delay the development and therefore launch of our electrified powertrain solutions. We will rely on upfitter partners to install our electrified powertrain solutions, and if they are not able to produce product at scale or meet our specifications, we may need to expand our production capabilities, which would cause us to incur additional costs. Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our electrified powertrain solutions, and to the extent they experience any delays, we may need to seek alternative suppliers. If we experience delays by our suppliers, we could experience delays in delivering on our timelines.

If we are unable to successfully produce our electrified powertrain solutions, our business will be harmed.

There are numerous potential ways we could be unable to produce our electrified powertrain solutions. Our suppliers’ production facilities, which are used to produce components for our electrified powertrain solutions, would be costly to replace and could require substantial lead time to replace and qualify for use. Our suppliers’ production facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, flooding, fire and power outages, or by health epidemics, such as the recent COVID-19 pandemic, which may render it difficult or impossible for us to produce our electrified powertrain solutions for some period of time. The inability to produce our electrified powertrain solutions or the backlog that could develop if our production facilities and the production facilities of our outsourcing partners and suppliers are inoperable for even a short period of time may result in the loss of customers or harm our reputation. Although we maintain insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to our on acceptable terms, if at all.

We are dependent on vehicle OEMs, upfitters and body builders to bring our electrified powertrain solutions to market, all of which are subject to risks.

Because we do not manufacture complete vehicles, we are dependent on vehicle OEMs and body builders to provide vehicle chassis for our electrified powertrain solutions. We rely on upfitters for the installation of our electrified powertrain solutions. Reliance on OEMs, body builders and upfitters for the production and installation of our electrified powertrain solutions is subject to risks with respect to operations that are outside our control. By way of example, the current global microchip shortage significantly limited the availability of chassis from several vehicle OEMs in the current year. If OEMs or body builders are not able to produce vehicle chassis and provide them to us or upfitters, or a change in governmental regulations or policies occurs, we would need to develop our own vehicle on which to install our electrified powertrain solutions. Either case could have a negative impact on our ability to sell our electrified powertrain solutions at anticipated prices or margins or in expected timeframes. Additionally, we may permit returns of vehicles installed with our electrified powertrain solutions, which may result in significant additional costs to us if we are required to convert the vehicles back to their original form. There is risk of potential disputes with our upfitters, and we could be affected by negative publicity related to our upfitter partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our upfitter partners’ workmanship. In addition, although we are involved in each step of the supply chain, production and installation processes, because we also rely on our upfitter partners and suppliers to meet our quality standards, there can be no assurance that the final product will meet expected quality standards.

We may be unable to enter into new agreements or extend existing agreements with upfitter partners on terms and conditions acceptable to us and therefore may need to contract with other third parties or significantly add to our own production capacity. There can be no assurance that in such event we would be able to engage other third parties or establish or expand our own production capacity to meet our needs on acceptable terms or at all. The expense and time required to complete any transition, and to assure that our electrified powertrain solutions produced at facilities of new producers comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, prospects, financial condition and operating results.

Our ability to sell electrified powertrain solutions depends on compatibility with various OEM vehicle models and characteristics. The pace of change of these models and changing model availability is outside of our control and could create adverse conditions and materially affect our financial results.

We are dependent on our suppliers, some of which are single or limited source suppliers, and the inability of these suppliers to deliver necessary components of our systems for powertrains at prices and volumes, performance and specifications acceptable to us could have a material adverse effect on our business, prospects, financial condition and operating results.

We rely on third-party suppliers for the provision and development of certain key components and materials used in our electrified powertrain solutions. While we plan to obtain components from multiple sources whenever possible, some of the critical components used in our vehicles will be purchased by us from a single source or a limited number of sources. For example, we purchase all of our motors from a single supplier, Parker Hannifin Corporation.

Our third-party suppliers may not be able to meet their product specifications and performance characteristics, which would impact our ability to achieve our product specifications and performance characteristics as well. Additionally, our third-party suppliers may be unable to obtain required certifications for their products which we plan to use or provide warranties that are necessary for our solutions. If we are unable to obtain components and materials used in our electrified powertrain solutions from our suppliers or if our suppliers decide to create or supply a competing product, our business could be adversely affected. While we believe that we may be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term (or at all) or at prices or quality levels that are favorable to us, which could have a material adverse effect on our business, prospects, financial condition and operating results.

Our manufacturing operations are dependent upon third-party suppliers, including, in certain cases, single-source suppliers, making us vulnerable to supply shortages.

Third-party suppliers provide us with raw materials, parts and manufactured components (“Third Party Supplies”). Any delay in receiving Third Party Supplies could impair our ability to deliver products to our customers and, accordingly, could have an adverse effect on our business, financial condition, results of operations, and cash flows. The volatility in the financial markets and uncertainty in the automotive sector could result in exposure related to the financial viability of certain of our suppliers. Suppliers may also exit certain business lines, causing us to find other suppliers for materials or components. Finding new suppliers could potentially delay our ability to timely deliver products to customers and such new suppliers may also change the terms on which they are willing to provide products to us, any of which could adversely affect our financial condition and results of operations. In addition, many of our suppliers have unionized workforces that could be subject to work stoppages as a result of labor relations issues. The outbreak of COVID-19 resulted in work stoppages at certain suppliers that are part of our supply chain. The ongoing impact of the COVID-19 pandemic could result in additional work stoppages at our suppliers in the future. All manufacturing operations at our plants are subject to change based on market conditions, component supplier disruptions, government regulations, and the continued spread and impact of the COVID-19 pandemic. If work stoppages were to be implemented, there could be resulting supply shortages that could impact our ability to deliver our products to our customers on schedule and, accordingly, could have an adverse effect on our business, financial condition, results of operations, and cash flows. Some of our suppliers are the sole source for a particular supply item (e.g., the majority of motors, certain batteries, and inverters) and cannot be quickly or inexpensively re-sourced to another supplier due to long lead times and contractual commitments that might be required by another supplier in order to provide the component or materials. Even as production resumes by us and our suppliers, production volumes may be volatile and we may need to modify our production environment to ensure the health and safety of our workers and customers. If we are unsuccessful in managing a re-start of our production, our results of operations may be materially affected. In addition to the risks described above regarding interruption of Third Party Supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a component potentially could exert significant bargaining power over price, quality, warranty claims or other terms relating to a component. Additionally, our suppliers may prioritize their resources for any long-term commitments to third parties or larger customers and to our detriment. We may not be in a position to find alternate suppliers in a timely manner to continue to operate consistent with our obligations to or expectations of our customers.

We, the OEMs and our suppliers are subject to substantial regulation, and unfavorable changes to, or failure by us, the OEMs or our suppliers to comply with, these regulations could substantially harm our business and operating results.

Our electrified powertrain solutions, and the sale of motor vehicles in general, are subject to substantial regulation under international, federal, state and local laws. OEMs and our suppliers also are currently, or may in the future, become subject to such regulations. Our energy efficiency and infrastructure business is subject to regulation and funding for projects can be through rebates and incentives, which evolve over time and are complex. We continue to evaluate requirements for licenses, approvals, certificates and governmental authorizations necessary to manufacture, sell or service our electrified powertrain solutions in the jurisdictions in which we plan to operate and intend to take such actions necessary to comply. We may experience difficulties in obtaining or complying with various licenses, approvals, certifications and other governmental authorizations necessary to manufacture, sell or service our electrified powertrain solutions in any of these jurisdictions. If we, OEMs or our suppliers are unable to obtain or comply with any of the licenses, approvals, certifications or other governmental authorizations necessary to carry out our operations in the jurisdictions in which they currently operate, or those jurisdictions in which they plan to operate in the future, our business, prospects, financial condition and operating results could be materially adversely affected. We expect to incur significant costs in complying with these regulations. Regulations related to the vehicle industry are evolving and we face risks associated with changes to these regulations, including but not limited to:

●	increased subsidies for corn and ethanol production, which could reduce the operating cost of vehicles that use ethanol or a combination of ethanol and gasoline;

●	low oil prices; and

●	increased support from local, state and federal governments for other alternative fuel systems, such as but not limited to hydrogen, natural gas and bio-fuels, which could have an impact on the acceptance of our electrified powertrain solutions.

To the extent the laws change, our electrified powertrain solutions and our suppliers’ products may not comply with applicable international, federal, state or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

We are exposed to the credit risk of some of our direct customers, which subjects us to the risk of non-payment for our products.

We distribute our electrified powertrain solutions through a network of upfitters, OEMs and OEM dealers, some of which may not be well-capitalized and may be of a lower credit quality. This direct customer network subjects us to the risk of non-payment for our electrified powertrain solutions. We sell our energy efficiency services to both commercial and municipal customers, and in many cases funding is provided under utility provided incentives. There is credit risk in collecting from these customers. In addition, during periods of economic downturn in the global economy, our exposure to credit risks from our direct customers may increase, and our efforts to monitor and mitigate the associated risks may not be effective. In the event of non-payment by one or more direct customers, our business, financial condition and results of operations could be materially adversely affected.

We may need to raise additional funds, which may not be available to us on favorable terms or at all. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be negatively affected.

The design, production, sale and servicing of our electrified powertrain solutions and other businesses we may enter into is capital-intensive. We may raise additional funds through the issuance of equity, equity related or debt securities or through obtaining credit from government or financial institutions. We cannot be certain that additional funds will be available to us on favorable terms when required, or at all. If we cannot raise additional funds when we need them, our business, prospects, financial condition and operating results could be materially adversely affected.

If we are unable to establish and maintain confidence in our long-term business prospects among customers and analysts and within our industry, or are subject to negative publicity, then our financial condition, operating results, business prospects and access to capital may suffer materially.

Customers may be less likely to purchase our products and services if they are not convinced that our business will succeed or that our service and support and other operations will continue in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, suppliers, analysts, ratings agencies and other parties in our products, long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as customer unfamiliarity with our electric powertrain solutions, any delays in scaling production, delivery and service operations to meet demand, competition and uncertainty regarding the future of our products or our other services and our production and sales performance compared with market expectations.

If we are unable to address the service requirements of our customers, our business, prospects, financial condition and operating results may be materially and adversely affected.

With further market penetration and expansion into new markets, we may increase our servicing network of our electrified powertrain solutions. Servicing xEVs is different than servicing traditional vehicles and requires specialized skills, including high voltage training and servicing techniques. We partner with upfitters to perform some or all of the servicing on our electrified powertrain solutions, and will need to expand our service network. There can be no assurance that we will be able to enter into an acceptable arrangement with any such third-party provider. Our customers will also depend on our customer support team to resolve technical and operational issues relating to the integrated software underlying our electrified powertrain solutions. Our ability to provide effective customer support is largely dependent on our ability to attract, train and retain qualified personnel with experience in supporting customers on platforms such as ours. As we continue to grow, additional pressure may be placed on our customer support team, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. We also may be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our operating results. If we are unable to successfully address the service requirements of our customers or establish a market perception that we do not maintain high-quality support, we may be subject to claims from our customers, including loss of revenue or damages, and our business, prospects, financial condition and operating results may be materially and adversely affected.

We are highly dependent on the services of Eric Tech, our Chief Executive Officer, and if we are unable to retain Mr. Tech, attract and retain key employees and hire qualified management, technical and vehicle engineering personnel, our ability to compete could be harmed.

Our success depends, in part, on our ability to retain our key personnel. We are highly dependent on the services of Eric Tech, our Chief Executive Officer. Mr. Tech is the source of many of the ideas and execution driving our company. If Mr. Tech were to discontinue his service to us due to death, disability or any other reason, we would be significantly disadvantaged. The unexpected loss of or failure to retain one or more of our key employees could adversely affect our business.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to hire, attract and retain them depends on our ability to provide competitive compensation. We may not be able to attract, assimilate, develop or retain qualified personnel in the future, and our failure to do so could adversely affect our business, including the execution of our global business strategy. We do not maintain, and we do not expect to maintain in the future, key man life insurance policies with respect to Eric Tech. Any failure by our management team and our employees to perform as expected may have a material adverse effect on our business, prospects, financial condition and operating results.

We face significant barriers to enter new markets, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

The commercial trucking industry has traditionally been characterized by significant barriers to entry, including the ability to meet performance requirements or industry specifications, acceptance by OEMs and end users, investment costs of design and production, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image and the need to establish sales capabilities. If we are not able to overcome these barriers, our business, prospects, financial condition and operating results will be negatively impacted and our ability to grow our business will be harmed.

Future product recalls could materially adversely affect our business, prospects, financial condition and operating results.

In 2019 we experienced two recalls that were subsequently remediated. During 2021, we incurred additional warranty claims for our electrified powertrain solutions. In the future, we may voluntarily or involuntarily initiate a recall if any of our products (including the batteries we design, develop and include in our systems) prove to be defective or noncompliant with applicable federal motor vehicle safety standards. Such recalls involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and operating results.

Increases in costs, disruption of supply or shortage of our components, particularly battery cells, could harm our business.

In the production of our electrified powertrain solutions, we have experienced, and in the future may again experience, increases in the cost or a sustained interruption in the supply or shortage of our components. Any such increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. The prices for our components fluctuate depending on market conditions and global demand and could adversely affect our business, prospects, financial condition and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for battery cells. These risks include:

●	the inability or unwillingness of current battery manufacturers to build or operate battery cell production facilities to supply the numbers of battery cells required to support the growth of the electric vehicle industry as demand for such cells increases;

●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

●	an increase in the cost of raw materials.

Any disruption in the supply of battery cells could temporarily disrupt production of our electrified powertrain solutions until a different supplier is fully qualified. Moreover, battery cell manufacturers may refuse to supply electric vehicle manufacturers if they determine that the vehicles are not sufficiently safe. Furthermore, fluctuations or shortages in petroleum and other economic conditions have in the past and may again in the future cause us to experience significant increases in freight charges. Substantial increases in the prices for raw materials have in the past and may again in the future increase the cost of our components and consequently, the costs of products. There can be no assurance that we will be able to recoup increasing costs of our components by increasing prices, which could reduce our margins.

Vehicles equipped with our electrified powertrain solutions make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs within our electrified powertrain solutions make use of lithium-ion cells. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell’s release of energy without spreading to neighboring cells, a field or testing failure of our vehicles or other battery packs that we produce could occur, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells, such as a vehicle or other fire, even if such incident does not involve our vehicles, could seriously harm our business and reputation.

In addition, we store battery packs in our facility prior to sending such battery packs to upfitters for installation on vehicles. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, prospects, financial condition and operating results.

We have been, and may in the future be, adversely affected by the global COVID-19 pandemic, the duration and economic, governmental and social impact of which is difficult to predict, which may significantly harm our business, prospects, financial condition and operating results.

There has been a widespread worldwide impact from the COVID-19 pandemic, and we have been, and may in the future be, adversely affected as a result. Numerous government regulations and public advisories, as well as shifting social behaviors, have temporarily limited or closed non-essential transportation, government functions, business activities and person-to-person interactions, and the duration of such trends is difficult to predict. Reduced operations and production line shutdowns at vehicle OEMs due to COVID-19, limitations on travel by our personnel and personnel of our customers, and future delays or shutdowns of vehicle OEMs or our suppliers could impact our ability to meet customer orders. We also instituted certain temporary cost reduction measures such as reducing or deferring discretionary spending.

Our operations and timelines may also be affected by global economic markets and levels of consumer comfort and spending, which could impact demand in the worldwide transportation industries. Because the impact of current conditions on an ongoing basis is yet largely unknown, is rapidly evolving and has been varied across geographic regions, this ongoing assessment will be particularly critical to allow us to accurately project demand and infrastructure requirements globally and deploy our workforce and other resources accordingly. If current global market conditions continue or worsen, or if we cannot or do not resume reduced operations at a rate commensurate with such conditions or resume full operational capacity and are later required to or choose to reduce such operations again, our business, prospects, financial condition and operating results could be materially harmed.

Our financial condition and results of operations for fiscal 2022 and future periods may be adversely affected by the recent COVID-19 outbreak or other outbreak of infectious disease or similar public health threat.

COVID-19 continues to spread globally and has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter in place orders, and shutdowns. These measures have impacted and may continue to impact our workforce and operations, the operations of our customers, and those of our respective suppliers. We have experienced some disruptions in supply from some of our suppliers. Additionally, we have experienced a shift in customer demand. There is considerable uncertainty regarding such measures and potential future measures. Restrictions on access to our support operations or workforce, or similar limitations for our vendors and suppliers, and restrictions or disruptions of transportation, such as reduced availability of air transport, port closures, and increased border controls or closures, could limit our capacity to meet customer demand, lead to increased costs and have a material adverse effect on our financial condition and results of operations.

The outbreak has significantly increased economic and demand uncertainty. These uncertainties also make it more difficult for us to assess the quality of our product order backlog and to estimate future financial results. The current outbreak of COVID-19 has caused an economic slowdown, and it is increasingly likely that its continued spread will lead to a global recession, which could have a material adverse effect on demand for our products and on our financial condition and results of operations.

The spread of COVID-19 has caused us to modify our business practices and we may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, partners, and suppliers. There is no certainty that such measures will be sufficient to mitigate the risks posed by the virus, and our ability to perform critical functions could be harmed. In addition, in light of concerns about the spread of COVID-19, our workforce has at times been operating at reduced levels at our facilities, which may continue to have an adverse impact on our ability to timely meet future customer orders.

The duration of the business disruption and related financial impact cannot be reasonably estimated at this time. However, it may materially affect our ability to obtain materials, deliver products in a timely manner, and it also may impair our ability to meet customer demand for products, result in lost sales, additional costs, or penalties, or damage our reputation. The extent to which COVID-19 or any other health epidemic will further impact our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

Additionally, we have experienced and may continue to experience demand uncertainty as a result of COVID-19. This demand uncertainty is expected to continue into fiscal year 2022, with delays in the government response and postponements and reductions of orders of our products by both commercial and municipal departments. In addition, we believe that the impact of the global microchip shortage that the entire industry is currently experiencing will adversely impact our operating results in fiscal year 2021. Given the uncertainty related to vaccination speed and rates and potential impacts of new variants of COVID- 19, there continues to be pandemic related risk to our results. The extent to which these impacts on demand may continue, and the effect they may have on our business and operating results, will depend upon future developments that are highly uncertain and cannot be accurately predicted.

Our insurance strategy may not be adequate to protect us from all business risks.

In the ordinary course of business, we may be subject to losses resulting from products liability, accidents, acts of God and other claims against us, for which we may have no insurance coverage. While we currently carry commercial general liability, commercial automobile liability, excess liability and workers’ compensation policies, we may not maintain sufficient insurance coverage, and in some cases, we may not maintain any at all. Additionally, the policies that we do have may include significant deductibles, and we cannot be certain that our insurance coverage will be sufficient to cover all future claims against us. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could materially adversely affect our financial condition and operating results.

We are or may be subject to risks associated with strategic alliances or acquisitions and may not be able to identify adequate strategic relationship opportunities, or form strategic relationships, in the future.

We have entered into strategic alliances, and may in the future enter into additional strategic alliances or joint ventures or minority equity investments, in each case with various third parties for the production of our electrified powertrain solutions as well as with other collaborators with capabilities on data and analytics, engineering and installation channels. These alliances subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the third party and increased expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these strategic third parties suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

Strategic business relationships will be an important factor in the growth and success of our business. However, there are no assurances that we will be able to continue to identify or secure suitable business relationship opportunities in the future or our competitors may capitalize on such opportunities before we do. Moreover, identifying such opportunities could require substantial management time and resources, and negotiating and financing relationships involves significant costs and uncertainties. If we are unable to successfully source and execute on strategic relationship opportunities in the future, our overall growth could be impaired, and our business, prospects, financial condition and operating results could be materially adversely affected.

When appropriate opportunities arise, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. In addition to possible stockholder approval, we may need approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable laws and regulations, which could result in increased delay and costs, and may disrupt our business strategy if we fail to do so. Furthermore, acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect and, given prevailing investment interest in the vehicle electrification sector, may command inflated purchase consideration, excessive growth investment and/or generate significant near term operating losses. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant.

We are subject to cybersecurity risks to operational systems, security systems, infrastructure, integrated software in our electrified powertrain solutions and customer data processed by our or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business.

We are at risk for interruptions, outages and breaches of: (a) operational systems, including business, financial, accounting, product development, data processing or production processes, owned by us or our third-party vendors or suppliers; (b) facility security systems, owned by us or our third-party vendors or suppliers; (c) transmission control modules or other in-product technology, owned by us or our third-party vendors or suppliers; (d) the integrated software in our electrified powertrain solutions; or (e) customer or driver data that our processes or our third-party vendors or suppliers process on our behalf. Such cyber incidents could: materially disrupt operational systems; result in loss of trade secrets or other proprietary or competitively sensitive information; compromise certain information of customers, employees, suppliers, drivers or others; jeopardize the security of our facilities; or affect the performance of transmission control modules or other in-product technology and the integrated software in our electrified powertrain solutions. A cyber incident could be caused by disasters, insiders (through inadvertence or with malicious intent) or malicious third parties (including nation-states or nation-state supported actors) using sophisticated, targeted methods to circumvent firewalls, encryption and other security defenses, including hacking, fraud, trickery or other forms of deception. The techniques used by cyber attackers change frequently and may be difficult to detect for long periods of time. Although we maintain information technology measures designed to protect ourselves against intellectual property theft, data breaches and other cyber incidents, such measures will require updates and improvements, and we cannot guarantee that such measures will be adequate to detect, prevent or mitigate cyber incidents. The implementation, maintenance, segregation and improvement of these systems requires significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving, expanding and updating current systems, including the disruption of our data management, procurement, production execution, finance, supply chain and sales and service processes. These risks may affect our ability to manage our data and inventory, procure parts or supplies or produce, sell, deliver and service our electric powertrain solutions, adequately protect our intellectual property or achieve and maintain compliance with, or realize available benefits under, applicable laws, regulations and contracts. We cannot be sure that these systems upon which we rely, including those of our third-party vendors or suppliers, will be effectively implemented, maintained or expanded as planned. If we do not successfully implement, maintain or expand these systems as planned, our operations may be disrupted, our ability to accurately and timely report our financial results could be impaired, and deficiencies may arise in our internal control over financial reporting, which may impact our ability to certify our financial results. Moreover, our proprietary information or intellectual property could be compromised or misappropriated and our reputation may be adversely affected. If these systems do not operate as we expect them to, we may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

A significant cyber incident could impact production capability, harm our reputation, cause us to breach our contracts with other parties or subject us to regulatory actions or litigation, any of which could materially affect our business, prospects, financial condition and operating results. In addition, our insurance coverage for cyberattacks may not be sufficient to cover all the losses we may experience as a result of a cyber-incident.

We also collect, store, transmit and otherwise process customer, driver and employee and others’ data as part of our business and operations, which may include personal data or confidential or proprietary information. We also work with partners and third-party service providers or vendors that collect, store and process such data on our behalf and in connection with our products and services. There can be no assurance that any security measures that we or our third-party service providers or vendors have implemented will be effective against current or future security threats. While we have developed systems and processes designed to protect the availability, integrity, confidentiality and security of our and our customers’, drivers’, employees’ and others’ data, our security measures or those of our third-party service providers or vendors could fail and result in unauthorized access to or disclosure, acquisition, encryption, modification, misuse, loss, destruction or other compromise of such data. If a compromise of such data were to occur, we may become liable under our contracts with other parties and under applicable law for damages and incur penalties and other costs to respond to, investigate and remedy such an incident. Laws in all 50 states require us to provide notice to customers, regulators, credit reporting agencies and others when certain sensitive information has been compromised as a result of a security breach. Such laws are inconsistent and compliance in the event of a widespread data breach could be costly. Depending on the facts and circumstances of such an incident, these damages, penalties, fines and costs could be significant. Such an event could harm our reputation and result in litigation against us. Any of these results could materially adversely affect our business, prospects, financial condition and operating results.

Any unauthorized control or manipulation of the information technology systems in our electrified powertrain solutions could result in loss of confidence in us and our electrified powertrain solutions and harm our business.

Our electrified powertrain solutions contain complex information technology systems and built-in data connectivity to accept and install periodic remote updates to improve or update functionality. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our electrified powertrain solutions and related systems. However, hackers may attempt to gain unauthorized access to modify, alter and use such networks and systems to gain control of or to change our electrified powertrain solutions’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by the vehicles. Future vulnerabilities could be identified and our efforts to remediate such vulnerabilities may not be successful. Any unauthorized access to or control of our electrified powertrain solutions, or any loss of customer data, could result in legal claims or proceedings and remediation of such problems could result in significant, unplanned capital expenditures. In addition, regardless of their veracity, reports of unauthorized access to our electrified powertrain solutions or data, as well as other factors that may result in the perception that our electrified powertrain solutions or data are capable of being “hacked,” could negatively affect our brand and harm our business, prospects, financial condition and operating results.

We are subject to evolving laws, regulations, standards and contractual obligations related to data privacy and security, and our actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability or adversely affect our business.

We intend to use our in-vehicle services and functionality to log information about each vehicle’s use in order to aid our in-vehicle diagnostics and servicing. Our customers or their drivers may object to the use of this data, which may increase our vehicle maintenance costs and harm our business prospects. Collection of our customers’, employees’ and others’ information in conducting our business may subject us to various legislative and regulatory burdens related to data privacy and security that could require notification of data breaches, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. The regulatory framework for data privacy and security is rapidly evolving, and we may not be able to monitor and react to all developments in a timely manner. For example, California requires connected devices to maintain minimum information security requirements. As legislation continues to develop, we will likely be required to expend significant additional resources to continue to modify or enhance our protective measures and internal processes to comply with such legislation. In addition, non-compliance with these laws or a significant breach of our third-party service providers’ or vendors’ or our own network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our vehicles and harm to our reputation and brand.

We are subject to various environmental laws and regulations that could impose substantial costs upon us and cause delays in building our production facilities.

Our operations are and will be subject to international, federal, state and local environmental laws and regulations, including laws relating to the use, handling, storage, disposal of and human exposure to hazardous materials. Environmental and health and safety laws and regulations can be complex, and we have limited experience complying with them. Moreover, we expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results. These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

Contamination at properties we own or operate, properties we formerly owned or operated or to which hazardous substances were sent by us, may result in liability for us under environmental laws and regulations, including, but not limited to, the Comprehensive Environmental Response, Compensation and Liability Act, which can impose liability for the full amount of remediation-related costs without regard to fault, for the investigation and cleanup of contaminated soil and ground water, for building contamination and impacts to human health and for damages to natural resources. The costs of complying with environmental laws and regulations and any claims concerning noncompliance, or liability with respect to contamination in the future, could have a material adverse effect on our financial condition or operating results. We may face unexpected delays in obtaining required permits and approvals that could require significant time and financial resources and delay our ability to operate these facilities, which would adversely impact our business, prospects, financial condition and operating results.

Our electrified powertrain solutions are facing competition from original equipment manufacturers and other providers of electrification solutions that have entered the commercial vehicle electrification market.

The vehicle electrification market has expanded significantly since we were founded in 2009. We are facing increasing competition in the commercial vehicle electrification market from leading OEMs in addition to companies such as Hyliion, Workhorse Group Inc. (“Workhorse”), Nikola and Lordstown. Because we source all of our components from third party suppliers, some of which under non-exclusive contracts, it is possible that competitors may enter the market in the future. If these companies or other OEMs or providers of electrification solutions continue to expand into the commercial markets, we will face increased direct competition, which could have a material adverse effect on our product prices, market share, revenue and profitability.

The performance characteristics of our electrified powertrain solutions, including fuel economy and emissions levels, may vary, including due to factors outside of our control.

The performance characteristics of our electrified powertrain solutions may vary due to factors outside of our control. For instance, the estimated fuel savings and fuel economy of vehicles installed with our electrified powertrain solutions may vary depending on factors including, but not limited to, drive cycle, speed, terrain, hardware efficiency, payload, vehicle and weather conditions. In addition, greenhouse gas (“GHG”) emissions of vehicles installed with our electrified powertrain solutions may also vary due to external factors, including the type of fuel, drive cycle, the efficiency and certification of the engine and where the engine is being operated. Additionally, the total emissions generated is subject to how the electricity used to charge our plug in products is generated, which is also outside of our control. These external factors, as well as any operation of our electrified powertrain solutions other than as intended, may result in emissions levels or fuel consumption that are greater than we expect. Due to these factors, there can be no guarantee that the operators of vehicles using our electrified powertrain solutions will realize the expected fuel savings and fuel economy and GHG emission reductions.

We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements and have other adverse consequences.

Prior to becoming a public company, we had not been required to document and test our internal controls over financial reporting nor had management been required to certify the effectiveness of our internal controls and our auditors had not been required to opine on the effectiveness of our internal control over financial reporting. Similarly, we had not been subject to the SEC’s internal control reporting requirements. Following the Business Combination in December 2020, we became subject to these requirements. As of December 31, 2020, we had identified material weaknesses in internal control over financial reporting. These material weaknesses related to the accounting for equity instruments, insufficient technical accounting resources and lack of segregation of duties. During 2021, we took steps to remediate these weaknesses through, among other things, (1) the hiring of a Chief Financial Officer; (2) the hiring of a Certified Public Accountant as the controller who had experience with public company reporting and technical accounting; (3) the hiring of a Senior Director of SOX Compliance with experience in internal control environments and design; (4) hiring third party professionals to perform a comprehensive assessment of the Company’s internal controls, including design and gap assessments; and (5) the hiring of additional finance personnel to enable processes with appropriate segregation of duties.

In the course of preparing the financial statements for the year ended December 31, 2021, we identified material weaknesses in internal control over financial reporting, which relate to the ineffective design and implementation of Information Technology General Controls (“ITGC”) as well as the lack of properly designed management review controls to compensate for these deficiencies. The Company’s ITGC deficiencies included improperly designed controls pertaining to user access rights and segregation of duties over systems that are critical to the Company’s system of financial reporting. The Company’s management review controls include the review and approval of journal entries, account reconciliations, accounting estimates, and other technical accounting matters. The Company did not maintain sufficient evidence of these review control activities. The ITGC deficiencies, combined with a lack of properly designed and implemented management review controls to compensate for these deficiencies, represent material weaknesses in the Company’s internal control over financial reporting as there is a reasonable possibility that a material misstatement with respect to the Company’s significant accounts and disclosures will not be prevented or detected on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. These deficiencies could result in misstatements to our financial statements that would be material and would not be prevented or detected on a timely basis.

Our management is in the process of developing a remediation plan. The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate.

If not remediated, these material weaknesses could result in material misstatements to our annual or interim financial statements that would not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our Common Stock could be adversely affected and we could become subject to litigation or investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources.

Increased warranty claims could materially adversely affect our business, prospects, financial condition and operating results.

As our business expands the sale of our electrified powertrain solutions, we will need to increase warranty reserves to cover warranty-related claims. If our warranty reserves are inadequate to cover future warranty claims on our vehicles, our business, prospects, financial condition and operating results could be materially and adversely affected. We may become subject to significant and unexpected warranty expenses as well as claims from our customers, including loss of revenue or damages. There can be no assurances that then-existing warranty reserves will be sufficient to cover all claims.

Inability to leverage vehicle and customer data could impact our software algorithms and impact research and development operations.

We rely on data collected from the use of fleet vehicles outfitted with our products, including vehicle data and data related to battery usage statistics. We use this data in connection with our software algorithms and the research, development and analysis of our products. Our inability to obtain this data or the necessary rights to use this data could result in delays or otherwise negatively impact our research and development efforts.

 Interruption or failure of our information technology and communications systems could impact our ability to effectively provide our services.

We plan to include in-vehicle services and functionality that utilize data connectivity to monitor performance and timely capture opportunities to enhance over-the-road performance for cost-saving preventative maintenance. The availability and effectiveness of our services depend on the continued operation of information technology and communications systems. Our systems will be vulnerable to damage or interruption from, among others, physical theft, fire, terrorist attacks, natural disasters, power loss, war, telecommunications failures, viruses, denial or degradation of service attacks, ransomware, social engineering schemes, insider theft or misuse or other attempts to harm our systems. We utilize reputable third-party service providers or vendors for all of our data other than our source code, and these providers could also be vulnerable to harms similar to those that could damage our systems, including sabotage and intentional acts of vandalism causing potential disruptions. Some of our systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems with our third-party cloud hosting providers could result in lengthy interruptions in our data services. In addition, our in-vehicle services and functionality are highly technical and complex technology which may contain errors or vulnerabilities that could result in interruptions in our business or the failure of our systems.

Our electrified powertrain solutions rely on software and hardware that is highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our electrified powertrain solutions rely on software and hardware, including software and hardware developed or maintained internally or by third parties, that is highly technical and complex and will require modification and updates over the life of the vehicle. In addition, our electrified powertrain solutions depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs, vulnerabilities, design defects or technical limitations, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs or vulnerabilities within our software or hardware may be difficult to detect and may only be discovered after the code has been released for external or internal use. Although we attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not resolve issues to the satisfaction of our customers. Additionally, even if we are able to deploy updates to the software addressing any issues, our over-the-air update procedures may fail to properly update the software. In such an instance, affected vehicles would need to be brought to an upfitter or to one of our service team members for updates to be installed, and the software would remain subject to vulnerabilities until such time as the updates are installed. If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, we may suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business and financial results.

If our electrified powertrain solutions fail to perform as expected, our ability to develop, market and sell our electrified powertrain solutions could be harmed.

Our electrified powertrain solutions may contain defects in design and production that may cause them not to perform as expected or may require repair. There can be no assurance that we will be able to detect and fix any defects in our electrified powertrain solutions. We may experience recalls in the future, which could adversely affect our brand and could adversely affect our business, prospects, financial condition and operating results. Our electrified powertrain solutions may not perform consistent with customers’ expectations or consistent with other vehicles which may become available or are consistent with other vehicles which may become available. Any product defects or any other failure of our electrified powertrain solutions and software to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, negative publicity, product liability claims and significant warranty and other expenses and could have a material adverse impact on our business, prospects, financial condition and operating results. Additionally, problems and defects experienced by other electrified powertrain fleet solutions could by association have a negative impact on perception and customer demand for our electrified powertrain solutions.

Developments in alternative technology or improvements in the internal combustion engine may adversely affect the demand for our electrified powertrain solutions.

Significant developments in alternative technologies, such as battery cell technology, advanced diesel, ethanol or natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business, prospects, financial condition and operating results in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers’ preferred alternative to our electrified powertrain solutions. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new electrified powertrain solutions, which could result in the loss of competitiveness, decreased revenue and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternate technology. As technologies change, we plan to upgrade or adapt our electrified powertrain solutions with the latest technology, in particular battery cell technology. However, our electrified powertrain solutions may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our electrified powertrain solutions.

Our assumptions regarding the ability of our electrified powertrain solutions to limit carbon intensity and reduce GHG emissions and contribute to global decarbonization may be inaccurate.

We believe that our electrified powertrain solutions, to the extent adopted, may have the ability to limit carbon intensity and reduce GHG emissions from fleet operations; however, these beliefs are based on certain assumptions, including, but not limited to, our projections of the fuel types used, drive cycle and our electrified powertrain solutions’ efficiencies and performance. To the extent our assumptions are materially incorrect or incomplete, it could adversely impact our business, prospects, financial condition and operating results. In addition, if our assumptions regarding the ability of our solutions to limit carbon intensity and reduce GHG emissions from trucking operations are materially incorrect or incomplete, or if our beliefs regarding the availability of our products are materially incorrect or incomplete, it is possible that our competitors’ technology may be better at limiting carbon intensity and reducing GHG emissions in certain circumstances and in certain markets.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a public company, we are incurring and expect to continue to incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an emerging growth company, as defined in Section 2(a) of the Securities Act. As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NYSE. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board advisors or as executive officers.

Our management has limited experience in operating a public company.

Our executive officers have limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities, which will result in less time being devoted to the management and growth of the post-combination company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the U.S. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the U.S. may require costs greater than expected. It is possible that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, could adversely affect our business, prospects, financial condition and operating results.

The U.S. government has adopted a new approach to trade policy and in some cases has attempted to renegotiate or terminate certain existing bilateral or multi-lateral trade agreements. It has also imposed tariffs on certain foreign goods, including steel and certain commercial vehicle parts, which have begun to result in increased costs for goods imported into the U.S. If we are unable to pass price increases on to our customer base or otherwise mitigate the costs, or if demand for our exported products decreases due to the higher cost, our operating results could be materially adversely affected. In addition, further tariffs have been proposed by the U.S. and our trading partners and additional trade restrictions could be implemented on a broader range of products or raw materials. The resulting environment of retaliatory trade or other practices could have a material adverse effect on our business, prospects, financial condition, operating results, customers, suppliers and the global economy.

We are subject to U.S. and foreign anti-corruption and anti-money laundering laws and regulations. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct or will conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Regulatory requirements may have a negative effect upon our business.

All vehicles sold must comply with international, federal, and state motor vehicle safety standards. In the United States, vehicles that meet or exceed all federally mandated safety standards are certified under the federal regulations. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving federal certification. Our products may be subject to substantial regulation under federal, state, and local laws and standards. These regulations include those promulgated by the U.S. EPA, the National Highway Traffic Safety Administration, Pipeline and Hazardous Materials Safety Administration and various state boards, and compliance certification is required for each new model year. These laws and standards are subject to change from time to time and we could become subject to these regulations in the future. In addition, federal, state, and local laws and industrial standards for electric vehicles are still developing. Compliance with these regulations could be challenging, burdensome, time consuming, and expensive. If compliance results in delays or substantial expenses, our business could be materially adversely affected.

Unfavorable publicity, or a failure to respond effectively to adverse publicity, could harm our reputation and adversely affect our business.

As an early stage company, maintaining and enhancing our brand and reputation is critical to our ability to attract and retain employees, partners, customers and investors, and to mitigate legislative or regulatory scrutiny, litigation and government investigations.

Recent significant negative publicity has adversely affected our brand and reputation and our stock price. Negative publicity may result from allegations of fraud, improper business practices, employee misconduct or any other matters that could give rise to litigation and/or governmental investigations. Unfavorable publicity relating to us or those affiliated with us has and may in the future adversely affect public perception of the entire company. Adverse publicity and its effect on overall public perceptions of our brand, or our failure to respond effectively to adverse publicity, could have a material adverse effect on our business.

In March 2021, an entity published an article containing certain allegations against us. This article and the public response to such article, as well as other negative publicity, have adversely affected our brand and reputation as well as our stock price, which makes it difficult for us to attract and retain employees, partners and customers, reduces confidence in our products and services, harms investor confidence and the market price of our securities, invites legislative and regulatory scrutiny and has resulted in various legal proceedings. As a result, customers, potential customers, partners and potential partners may in the future fail to award us additional business or cancel or seek to cancel existing contracts or otherwise, direct future business to our competitors, and investors may invest in our competitors instead.

We have been named a defendant in stockholder class actions, and the Securities and Exchange Commission has sent us requests for information, including a subpoena for documents. These, and potential similar or related lawsuits or investigations, could result in substantial legal fees, fines, penalties or damages and may divert management’s time and attention from our business.

Beginning on March 8, 2021, two putative class action complaints were filed in the federal district court for the Southern District of New York against us and certain of our current officers and directors. The cases were consolidated as In re XL Fleet Corp. Securities Litigation, Case No. 1:21-cv-02171, a lead plaintiff was appointed, and an amended consolidated complaint was filed on July 20, 2021. The amended complaint alleges that certain public statements made by the defendants between September 18, 2020 and March 31, 2021 violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. Our motion to dismiss the amended complaint was denied on February 17, 2022. We believe that the allegations asserted in the securities class action are without merit, and we intend to vigorously defend the lawsuit. There can be no assurance, however, that we will be successful. At this time, we are unable to estimate potential losses, if any, related to the lawsuit.

On September 20, 2021, and October 19, 2021, two class action complaints were filed in the Delaware Court of Chancery against certain of our current officers and directors, and the company’s sponsor, Pivotal Investment Holdings II LLC. The actions were consolidated and a consolidated amended complaint was filed on January 31, 2022, alleging various breaches of fiduciary duty, and aiding and abetting breaches of fiduciary duty, for purported actions relating to the negotiation and approval of the December 21, 2020 merger and organization of Legacy XL to become XL Fleet Corp., and purportedly materially misleading statements made in connection with the merger. We believe that the allegations asserted in the action are without merit, and we intend to vigorously defend the lawsuit.

The Company has received requests for information, including a subpoena, from the Securities and Exchange Commission (“SEC”) related to, among other things, the Company’s business combination with XL Hybrids, Inc. and the related PIPE financing, the Company’s sales pipeline and revenue projections, purchase orders, suppliers, CARB approvals, fuel economy from our Power Drive products, customer complaints, and disclosures and other matters in connection with the foregoing.  According to the subpoena, the investigation is a fact-finding inquiry and does not mean that the SEC has concluded that there is a violation of the law. We intend to provide the requested information and cooperate fully with the SEC investigation.

These legal proceedings and any other similar or related legal proceedings or investigations are subject to inherent uncertainties, and the actual costs to be incurred relating to these matters will depend upon many unknown factors. The outcome of these legal proceedings is uncertain, and we could be forced to expend significant resources in the defense of these actions, and we may not prevail. Monitoring and defending against legal actions is time-consuming for our management and detracts from our ability to fully focus our internal resources on our business activities, which could result in delays of our testing or our development and commercialization efforts. In addition, we may incur substantial legal fees and costs in connection with these matters. We are also generally obligated, to the extent permitted by law, to indemnify our current and former directors and officers who are named as defendants in these and similar actions. We are not currently able to estimate the possible cost to us from these matters, as these actions are currently at an early stage and we cannot be certain how long it may take to resolve these matters or the possible amount of any damages that we may be required to pay. It is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages. Decisions adverse to our interests in these actions could result in the payment of substantial damages, or possibly fines, and could have a material adverse effect on our cash flow, results of operations and financial position. In addition, the uncertainty of the currently pending litigation could lead to increased volatility in our stock price.

We may need to defend ourselves against patent, copyright or trademark infringement claims or trade secret misappropriation claims, which may be time-consuming and cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may own or obtain patents, trademarks or other proprietary rights that would prevent or limit our ability to make, use, develop or sell our electrified powertrain solutions, which could make it more difficult for us to operate our business. We may receive inquiries from patent, copyright or trademark owners inquiring whether we infringe upon their proprietary rights. We may also be the subject of allegations that we have misappropriated their trade secrets or other proprietary rights. Companies owning patents or other intellectual property rights relating to battery packs, electric motors, or electronic power management systems may allege infringement or misappropriation of such rights. In response to a determination that we have infringed upon or misappropriated a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease development, sales or use of our products that incorporate the asserted intellectual property;

●	pay substantial damages;

●	obtain a license from the owner of the asserted intellectual property right, which license may not be available on reasonable terms or at all; or

●	redesign one or more aspects or systems of our electrified powertrain solutions.

A successful claim of infringement or misappropriation against us could materially adversely affect our business, prospects, financial condition and operating results. Any litigation or claims, whether valid or invalid, could result in substantial costs and diversion of resources.

Our business may be adversely affected if we are unable to protect our intellectual property rights from unauthorized use by third parties.

Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results. For example, we purchase many of the components for our hybrid systems from third party manufacturers and may not be able to prevent competitors from using these third party components. Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we will rely on a combination of patents, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyrights, trademarks, intellectual property licenses and other contractual rights to establish and protect our rights in our technology.

The protection of our intellectual property rights will be important to our future business opportunities. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective for various reasons, including the following:

●	any patent applications that we submit may not result in the issuance of patents;

●	the scope of our issued patents, including our patent claims, may not be broad enough to protect our proprietary rights;

●	our issued patents may be challenged or invalidated by our competitors;

●	our employees or business partners may breach their confidentiality, non-disclosure and non-use obligations to us;

●	third-parties may independently develop technologies that are the same or similar to ours;

●	the costs associated with enforcing patents, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; and

●	current and future competitors may circumvent our intellectual property.

Patent, trademark, copyright and trade secret laws vary throughout the world. Some foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S. Further, policing the unauthorized use of our intellectual property in foreign jurisdictions may be difficult. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the U.S.

Also, while we have registered trademarks in an effort to protect our investment in our brand and goodwill with customers, competitors may challenge the validity of those trademarks and other brand names in which we have invested. Such challenges can be expensive and may adversely affect our ability to maintain the goodwill gained in connection with a particular trademark.

Our intellectual property applications for registration may not issue or be registered, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application to the same subject matter as we have, we may not be entitled to the protection sought by the patent application. We also cannot be certain whether the claims included in a patent application will ultimately be allowed in the applicable issued patent. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that issued patents will afford protection against competitors with similar technology. In addition, our competitors may design around issued patents, which may adversely affect our business, prospects, financial condition and operating results.

Changes in tax laws may materially adversely affect our business, prospects, financial condition and operating results.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect our business, prospects, financial condition and operating results. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. For example, U.S. federal tax legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (the “Tax Act”), enacted many significant changes to the U.S. tax laws. Future guidance from the Internal Revenue Service (the “IRS”) with respect to the Tax Act may affect our, and certain aspects of the Tax Act could be repealed or modified in future legislation. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) has already modified certain provisions of the Tax Act. In addition, we are uncertain if and to what extent various states will conform to the Tax Act, the CARES Act or any newly enacted federal tax legislation.

Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the Business Combination or other ownership changes.

We have incurred losses during our history and do not expect to become profitable in the near future, and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2021, we had U.S. federal and state net operating loss carryforwards of approximately $128.2 million and $75.0 million, respectively.

Under the Tax Act, as modified by the CARES Act, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, our net operating loss carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “Code”), our federal net operating loss carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in the ownership of the Company. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Our ability to utilize our net operating loss carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the reverse recapitalization or other transactions. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from the reverse recapitalization or other transactions, or any resulting limitations on our ability to utilize our net operating loss carryforwards and other tax attributes. If we earn taxable income, such limitations could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply. As a result, our business, prospects, financial condition and operating results may be adversely affected.

We have previously applied and may again in the future apply for federal and state grants, loans and tax incentives under government programs designed to stimulate the economy and support the production of alternative fuel and electric vehicles and related technologies. We anticipate that in the future there will be new opportunities for us to apply for grants, loans and other incentives from federal, state and foreign governments. Our ability to obtain funds or incentives from government sources is subject to the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these additional grants, loans and other incentives.

Our product development efforts are subject to counterparty risks

We often develop products as part of co-development agreements where our counterparty bears some of the product development and engineering costs and, among other obligations, may be responsible for supplying critical components or designs, providing access to key customers or technologies, or developing the more fulsome product or platform (a chassis or vehicle, for example) that incorporates or makes use of our products. In some instances, we’ve made investments in those counterparties to provide them with additional working capital and provide us with greater returns upon the expected commercial success of the integrated product offering. Among other initiatives, we are currently developing an electric drivetrain for use in Curbtender medium duty refuse vehicles. Our reliance on these and other counterparties subjects our product development efforts, the expected commercial success of those products, and any investment we’ve made in those counterparties to the risks facing those businesses, including their own financial wellbeing and liquidity, the effectiveness of their salesforce, the quality of their customer relationships, the stability of their workforce, the capability of their engineering teams, the adequacy of their own technology and manufacturing ability, and other risks that may be unforeseeable from the perspective of a co-developer. Should these businesses and/or product offerings fail to achieve the commercial success we anticipate, our own revenues may be impacted and our investments may be impaired.

Our XL Grid business depends in part on support from gas and electric utilities for energy efficiency, and a decline in such support could harm our business.

Our XL Grid energy efficiency services business depends in large part on government legislation and policies that support energy efficiency projects and that enhance the economic feasibility of our energy efficiency services for customers. Several of the states in which we operate support our customers’ investments in energy efficiency through legislation and regulations that provide financial incentives for customers to procure our energy efficiency services.

Our customers frequently depend on these programs to help justify the costs associated with, and to finance energy efficiency projects. If any of these incentives are adversely amended, eliminated or not extended beyond their current expiration dates, or if funding for these incentives is reduced, it could adversely affect our ability to complete projects for our existing customers and obtain project commitments from new customers.

Failure of our subcontractors to properly perform their services in a timely manner could cause delays in the delivery of our XL Gird energy efficiency projects which could damage our reputation, have a negative impact on our relationships with our customers and adversely affect our growth.

Our success depends on our ability to provide quality, reliable energy efficiency services in a timely manner, which in part requires the proper removal and installation of lighting, mechanical and electrical systems by our subcontractors upon which we depend. Substantially all of our energy efficiency solutions are installed by subcontractors. Any delays, malfunctions, inefficiencies or interruptions in our energy efficiency services caused by improper installation by our subcontractors could cause us to have difficulty retaining current customers and attracting new customers. Such delays could also result in additional costs that could affect the profit margin of our projects. In addition, our brand, reputation and growth could be negatively impacted.

Our XL Grid energy efficiency activities and operations are subject to numerous health and safety laws and regulations, and if we violate such regulations, we could face penalties and fines.

We are subject to numerous health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations require us to obtain and maintain permits and approvals and implement health and safety programs and procedures to control risks associated with our energy efficiency projects. If our compliance programs are not successful, we could be subject to penalties or to revocation of our permits, which may require us to curtail or cease operations of the affected projects. Violations of laws, regulations and permit requirements may also result in criminal sanctions or injunctions.

Our costs of complying with current and future health and safety laws, regulations and permit requirements, and any liabilities, fines or other sanctions resulting from violations of them, could adversely affect our business, financial condition and operating results.

Our XL Grid energy efficiency retrofitting process often involves responsibility for the removal and disposal of components containing hazardous materials and at times requires that our subcontractors work in hazardous conditions, either of which could give rise to a claim against us.

When we retrofit a customer’s facility, we typically assume responsibility for removing and disposing of its existing lighting fixtures. Certain components of these fixtures contain trace amounts of mercury and other hazardous materials. Older components may also contain trace amounts of polychlorinated biphenyls, or PCBs. We utilize licensed and insured hazardous wastes disposal companies to remove and/or dispose of such components. Failure to properly handle, remove or dispose of the components containing these hazardous materials in a safe, effective and lawful manner could give rise to liability for us, or could expose our workers or other persons to these hazardous materials, which could result in claims against us. A successful personal injury claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages and could materially adversely affect our results of operations and financial condition.

Risks Related to Ownership of Our Securities

Concentration of ownership among our existing executive officers, directors and their respective affiliates may prevent new investors from influencing significant corporate decisions.

Our executive officers, directors and their respective affiliates as a group beneficially own approximately 13.2% of our outstanding Common Stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation (“Certificate of Incorporation”) and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

The price of our Common Stock may be volatile.

The price of our Common Stock may fluctuate due to a variety of factors, including:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in industry;

●	mergers and strategic alliances in the industry in which we operate;

●	market prices and conditions in the industry in which we operate;

●	changes in government regulation;

●	potential or actual military conflicts or acts of terrorism;

●	announcements concerning us or our competitors;

●	the general state of the securities markets;

●	threatened or actual lawsuits, investigations or other legal proceedings; and

●	short-selling activity related to our Common Stock.

These market and industry factors may materially reduce the market price of our Common Stock, regardless of our operating performance. In addition, we believe there has been and may continue to be substantial trading in derivatives of our Common Stock, including short selling activity or related similar activities, which are beyond our control and which may be beyond the full control of the SEC and Financial Institutions Regulatory Authority or “FINRA”. While the SEC and FINRA rules prohibit some forms of short selling and other activities that may result in stock price manipulation, such activity may nonetheless occur without detection or enforcement. There can be no assurance that should there be any illegal manipulation in the trading of our stock, it will be detected, prosecuted or successfully eradicated. Significant short selling market manipulation could cause our Common Stock trading price to decline, to become more volatile, or both.

Reports published by analysts, including projections in those reports that differ from our actual results, could adversely affect the price and trading volume of our Common Stock.

We expect that securities research analysts will establish and publish their own periodic projections for our business. These projections may vary widely and may not accurately predict the results we actually achieve. Our stock price may decline if our actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, our stock price or trading volume could decline.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Common Stock adversely, the price and trading volume of our Common Stock could decline.

The trading market for our Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who may cover us were to cease their coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We may issue additional Common Stock or preferred stock, including under our equity incentive plan. Any such issuances would dilute the interest of our stockholders and likely present other risks.

We may issue a substantial number of additional shares of common or preferred stock, including under our equity incentive plan. Any such issuances of additional shares of common or preferred stock:

●	may significantly dilute the equity interests of our investors;

●	may subordinate the rights of holders of Common Stock if preferred stock is issued with rights senior to those afforded our Common Stock;

●	could cause a change in control if a substantial number of shares of our Common Stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors; and

●	may adversely affect prevailing market prices for our Common Stock.

We may issue additional shares of Common Stock or other equity securities without stockholder approval, which will dilute existing stockholders’ interests and may depress the market price of our Common Stock.

As of December 31, 2021, we have options, RSUs and warrants outstanding to purchase up to an aggregate of 14,583,380 shares of our Common Stock, including, Private Placement Warrants to purchase 4,233,333 shares and options, RSUs and warrants to purchase up to 10,350,047 shares. We also had the ability to initially issue up to 11,003,180 shares of Common Stock under the XL Fleet Corp. 2020 Equity Incentive Plan (the “2020 Plan”). Pursuant to the 2020 Plan, the number of shares available for issuance automatically increases annually on the first day of each fiscal year during the period beginning with the fiscal year immediately following the fiscal year during which the 2020 Plan is first approved by the our stockholders, and ending on the second day of fiscal year 2030, in an amount equal to the lesser of: (a) 5% of the number of outstanding shares of Common Stock on such date; and (b) an amount determined by the plan administrator. We may issue additional shares of Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

Our issuance of additional shares of Common Stock or other equity securities of equal or senior rank would have the following effects:

●	our existing stockholders’ proportionate ownership interest in our will decrease;

●	the amount of cash available per share, including for payment of dividends (if any) in the future, may decrease;

●	the relative voting strength of each previously outstanding share of Common Stock may be diminished; and

●	the market price of our shares of Common Stock may decline.

General Risk Factors

Recent management changes could disrupt our operations and impair our ability to attract and retain key personnel.

We have experienced recent changes to our senior management team, including the announced departure of Dimitri Kazarinoff effective December 1, 2021 and appointment of Eric Tech as our Chief Executive Officer effective as of December 1, 2021. In addition, the Company’s Chief Financial Officer, Cielo Hernandez, resigned as of January 31, 2022. Changes in our senior management and uncertainty regarding pending changes may disrupt our operations, impact partner relationships, and impair our ability to recruit and retain other needed personnel. Any such disruption or impairment could have an adverse effect on our business.

Our warrants are accounted for as liabilities and the changes in value of our warrants could have a material effect on our financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers, which terms are similar to those contained in the warrant agreement governing our warrants. As a result of the SEC Statement, we reevaluated the accounting treatment of our 7,666,667 public warrants and 4,233,333 private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.

As a result, included on our consolidated balance sheet as of December 31, 2021 contained elsewhere in this Annual Report are derivative liabilities related to embedded features contained within our private warrants. There are no public warrants outstanding as of December 31, 2021. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, our consolidated financial statements and results of operations may fluctuate quarterly, based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

As discussed under “Risks Related to Owning Our Securities – The Price of our Common Stock may be volatile,” the price of our Common Stock may fluctuate. The volatility of the Common Stock directly impacts the fair value of the Warrants; hence, continued volatility in the price of our Common Stock could result in a corresponding volatility in the fair value of the liability associated with the Warrants.

Our charter contains anti-takeover provisions that could adversely affect the rights of our stockholders.

Our Certificate of Incorporation contains provisions to limit the ability of others to acquire control of our or cause us to engage in change-of-control transactions, including, among other things:

●	provisions that authorize our board of directors, without action by our stockholders, to issue additional shares of Common Stock and preferred stock with preferential rights determined by our board of directors;

●	provisions that permit only a majority of our board of directors to call stockholder meetings and therefore do not permit stockholders to call stockholder meetings;

●	provisions that impose advance notice requirements, minimum shareholding periods and ownership thresholds, and other requirements and limitations on the ability of stockholders to propose matters for consideration at stockholder meetings;

●	provisions limiting stockholders’ ability to act by written consent; and

●	a staggered board whereby our directors are divided into three classes, with each class subject to retirement and re-election once every three years on a rotating basis.

These provisions could have the effect of depriving our stockholders of an opportunity to sell their Common Stock at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. With our staggered board of directors, at least two annual or special meetings of stockholders will generally be required in order to effect a change in a majority of our directors. Our staggered board of directors can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to gain control of our board of directors in a relatively short period of time.

Our Certificate of Incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Certificate of Incorporation provides, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in the Certificate of Incorporation.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that we find favorable for disputes with our or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. We cannot be certain that a court will decide that this provision is either applicable or enforceable, and if a court were to find the choice of forum provision contained in our Certificate of Incorporation to be inapplicable or unenforceable in an action, our may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our Certificate of Incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

We may become involved in legal proceedings and other matters that, if adversely adjudicated or settled, could adversely affect our financial results.

From time to time, we may be named in lawsuits or other legal proceedings relating to our business. In particular, the nature of our business subjects us to the risk of lawsuits filed by customers, stockholders, competitors, business partners and others in the ordinary course of business.

As with all legal proceedings, no assurances can be given as to the outcome of these matters. Moreover, legal proceedings can be expensive and time consuming, and we may not be successful in defending or prosecuting these lawsuits, which could result in settlements or damages that could adversely affect our business, financial condition and results of operations.

Our employees and independent contractors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our business, prospects, financial condition and operating results.

We are exposed to the risk that our employees and independent contractors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other activities that violate laws and regulations, including production standards, U.S. federal and state fraud, abuse, data privacy and security laws, other similar non-U.S. laws or laws that require the true, complete and accurate reporting of financial information or data. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, prospects, financial condition and operating results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our business, prospects, financial condition and operating results.

Our failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act could have a material adverse effect on our business.

As a public company, we are required to comply with Section 404 of the Sarbanes Oxley Act of 2002 (“SOX”), which requires, among other things, that companies maintain disclosure controls and procedures to ensure timely disclosure of material information, and that management review the effectiveness of those controls on a quarterly basis. Because we ceased to be an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) with our transition to large accelerated filer status as of December 31, 2021, we are also now subject to Section 404(b) of SOX, which requires that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting for the first time in this Annual Report on Form 10-K, among other additional requirements. Effective internal controls are necessary for us to provide reliable financial reports and to help prevent fraud, and our management and other personnel devote a substantial amount of time to these compliance requirements. These rules and regulations also increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Industry disruptions and changes in practice could impact our operating results.

A work stoppage or slowdown, including due to the COVID-19 pandemic, at one or more of our or our outsourcing partners’, suppliers and vehicle OEMs has occurred in the past due to the COVID-19 pandemic and could again in the future have a material adverse effect on our business. The Company expects to continue to experience production line shutdowns / slowdowns at vehicle OEMs, and some of our customers will not purchase our electric propulsion systems without OEM vehicle chassis on which to install those systems. Also, a significant disruption in the supply of a key component due to a work stoppage at one of our suppliers could have a material adverse effect on our business. We also believe that the impact of the global microchip shortage that the entire industry is currently experiencing will adversely impact our operating results in fiscal year 2022. Lastly, Ford’s recent cancellation of the eQVM program industry wide is adversely impacting upfitter partners’ ability and willingness to install ours systems. This will continue to have an adverse impact on our operating results in fiscal year 2022.

Our business and operations could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of business and growth strategy and impact the price of our Common Stock.

Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the price of our Common Stock or other reasons may in the future cause us to become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our board of director’s attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and shareholder activism. Further, the price of our Common Stock could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

Our financial results may vary significantly from period to period due to fluctuations in our operating costs and other factors.

We expect our period-to-period financial results to vary based on our operating costs, which we anticipate will fluctuate with the pace at which we continue to design, develop and produce new products and increase production capacity. Additionally, our revenues from period to period may fluctuate as we introduce existing products to new markets for the first time and as we develop and introduce new products. As a result of these factors, we believe that quarter-to-quarter comparisons of our financial results, especially in the short term, are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our financial results may not meet the expectations of equity research analysts, ratings agencies or investors, who may be focused only on quarterly financial results. If any of this occurs, the trading price of our Common Stock could fall substantially, either suddenly or over time.

We intend to pursue acquisitions, investments, joint ventures and dispositions, which could adversely affect our results of operations.

Our growth strategy includes the acquisition of, and investment in, businesses that offer complementary products, services and technologies, augment our market coverage, or enhance our technological capabilities, such as our recent acquisition of World Energy Efficiency Services, LLC, or World Energy. We may also enter into strategic alliances or joint ventures to achieve these goals. We may not be able to identify suitable acquisition, investment, alliance, or joint venture opportunities, or to consummate any such transactions. In addition, our original estimates and assumptions used in assessing any transaction may be inaccurate and we may not realize the expected financial or strategic benefits of any such transaction, including our recent acquisition of World Energy.

Any future growth through acquisitions will depend in part upon the continued availability of suitable acquisition candidates at attractive prices, terms and conditions, as well as sufficient liquidity and credit to fund these acquisitions. We may incur significant additional debt from time to time to finance any such acquisitions, which could increase the risks associated with our leverage, including our ability to service our debt. Acquisitions involve risks that business judgments made concerning the value, strengths and weaknesses of businesses acquired may prove to be incorrect. Future acquisitions and any necessary related financings also may involve significant transaction-related expenses, which could include severance, lease termination, transaction and deferred financing costs, among others.

We may experience, challenges in integrating operations and information technology systems acquired from other companies. This could result in the diversion of management’s attention from other business concerns and the potential loss of our key employees or clients or those of the acquired operations. The integration process itself may be costly and may adversely impact our business and the acquired company’s business as it requires coordination of geographically diverse organizations and implementation of accounting and information technology systems.

We complete acquisitions with the expectation that they will result in various benefits, but the anticipated benefits of these acquisitions are subject to a number of uncertainties, including the ability to timely realize accretive benefits, the level of attrition from professionals licensed or associated with the acquired companies and whether we can successfully integrate the acquired business. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could in turn materially and adversely affect our overall business, financial condition and operating results.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Property

As of December 31, 2021, we lease space in Brighton, MA for our office, engineering, sales and marketing, finance, human resources, service and supply chain functions under an agreement that was extended to August 31, 2022, with monthly rent of $19,473.

Our production team resides at a leased facility in Quincy, IL with a monthly rent of $5,000. Our lease on this property expired on December 31, 2021 and a new property was leased with an expiration date of October 25, 2026 with a monthly rent of $8,040, with two successive options to renew for additional terms of three years each.

Our facility in Foothill Ranch, CA which houses members of the engineering team that were brought into the business through the 2019 acquisition of Quantum Fuel’s electrification division has a monthly rent of $32,956. The lease expires in February 2025, with the option to extend for an additional 60-month term.

Our facility in Wixom, Michigan opened on February 1, 2021 and hosts an electrification technology center that is in close proximity to the leading automotive OEMs. The facility has a monthly rent of $12,338. The lease expires on February 29, 2024.

We lease a facility in Worcester, MA that houses members of the World Energy team. The lease expires in September 2023.

We believe our current facilities are sufficient for our current needs and will be adequate, or that suitable additional or substitute space will be available on commercially reasonable terms, for the foreseeable future.

Item 3. Legal Proceedings.

For a description of our material pending legal proceedings, see Legal Proceedings in Note 21, Commitments and Contingencies, to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K and incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not Applicable.

Part II

Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.

(a)	Market Information

Our Common Stock is currently listed on the NYSE under the symbol “XL.”

(b)	Holders

As of February 25, 2022, there were approximately 85 holders of record of our Common Stock. This figure does not include shareholders whose certificates are held in the name of their broker-dealers or other nominees.

(c)	Dividends

We have not paid any cash dividends on our Common Stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. We do not anticipate declaring any cash dividends to holders of the Common Stock in the foreseeable future.

(d)	Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12 of Part III of this Annual Report on Form 10-K regarding information about securities authorized for issuance under our equity compensation plans.

(e)	Recent Sales of Unregistered Securities

We had no sales of unregistered equity securities during the period covered by this Annual Report on Form 10-K that were not previously reported in a Current Report on Form 8-K or Quarterly Report on Form 10-Q.

(f)	Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our financial condition and results of operations. This discussion and analysis should be read together with our results of operations and financial condition and the audited and unaudited consolidated financial statements and related notes that are included elsewhere in this Annual Report on Form 10-K. In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this Annual Report on Form 10-K.

Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

As used in this discussion and analysis, references to “XL,” “the company,” “we,” “us” or “our” refer only to XL Fleet Corp. and its consolidated subsidiaries.

Overview

We are a provider of fleet electrification solutions for commercial vehicles in North America, offering our systems for vehicle electrification (our “Power Drive” business) and through our energy efficiency and infrastructure solutions business, including charging stations to enable customers to effectively plug in their electrified vehicles (our “XL Grid” business).

In over 10 years of operations, we believe that we have built a large customer base deploying Class 2-5 vehicles across North America. Our fleet electrification solutions for commercial vehicles provide the market with cost-effective hybrid and plug-in hybrid solutions with on-board telematics that are available for sale and deployment across a broad range of popular vehicle chassis from the world’s leading OEMs. We launched our XL Grid Business in December 2020 and with the acquisition of World Energy Efficiency Services, LLC (“World Energy”) in May 2021, we are able to offer comprehensive solutions to commercial fleets to sustainably transform their operations.

Through the capabilities we acquired with World Energy, we are able to provide turnkey energy efficiency, renewable technology, electric vehicle charging stations and other energy solutions throughout New England, which adds capability and capacity to our XL Grid division. We currently sell most of our Power Drives through a network of commercial vehicle upfitters.

Our current electrified Power Drives systems are comprised of an electric motor that is mounted onto the vehicle’s drive shaft, an inverter, motor controller, and a lithium ion battery pack to store energy to be used for propulsion. No other significant modifications to the vehicle are required, and no changes are made to the internal combustion engine or transmission. We deploy our electrified Power Drives systems (XLH™) onto the chassis of vans, pickups, shuttle buses, delivery trucks, and many other commercial vehicles produced by leading OEMs such as Ford, RAM, GMC, Chevrolet and Isuzu. This technology can be installed as the vehicles are being manufactured by industry standard second stage manufacturers, known as upfitters, in less than one day, with no negative impact on the vehicles’ operational performance or factory warranties and with reduced maintenance cost. Our electrified powertrain systems capture and store energy during braking and subsequently deploy that energy into the driveline during acceleration, operating in parallel with the existing OEM drive train. Our systems enable vehicles to burn less fuel and emit less CO2. To date, vehicles deploying our electrification solutions have driven over 181 million miles.

The Company is currently conducting a strategic review which includes assessing its offerings, strategy, processes and growth opportunities. While this strategic review is ongoing, the Company will be narrowing its focus in 2022 to concentrate on those areas the Company considers to be the most profitable, both in the short- and long-term. As part of this, the Company took actions to align the team and resources with its short-term needs. This included the elimination in February 2022 of 51 positions across the organization.

With our acquisition of World Energy, we became a provider of energy efficiency, renewable technology, electric vehicle charging station and other energy solutions to customers across the New England region. By leveraging our comprehensive solutions in combination with utility incentive programs, project management and financing, we assist companies throughout all aspects of the fleet vehicle electrification process. We provide full-service electric vehicle charger installations, including the assessment of a location’s electrical infrastructure, site layout of the charging area plan and equipment installation. We believe that the availability of robust electric vehicle charging and infrastructure solutions is critical to meeting the long-term fleet electrification goals of our customers which in turn will translate into growth opportunities for the Company.

On December 21, 2020, (“Closing Date”) privately held XL Hybrids, Inc., a Delaware corporation, (“Legacy XL”) consummated the merger pursuant to that certain Agreement and Plan of Reorganization, dated as of September 17, 2020 (the “Merger Agreement”), by and among Pivotal Investment Corporation II (“Pivotal”), PIC II Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pivotal (“Merger Sub”), and Legacy XL. Pursuant to the terms of the Merger Agreement, a business combination between Legacy XL and Pivotal was effected through the merger of Merger Sub with and into Legacy XL, with Legacy XL surviving as a wholly-owned subsidiary of Pivotal (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination, Pivotal Investment Corporation II changed its name to XL Fleet Corp.

Recent Developments

Acquisition of World Energy: On May 17, 2021 (“Closing Date”), we acquired 100% of the membership interests of World Energy for total consideration of $12.5 million, consisting of cash of $8.0 million, a working capital adjustment of $0.5 million, the fair value of shares issued at closing of $1.5 million, the fair value of the earnout of $1.0 million and the portion of deferred obligation to issue shares of common stock of $1.5 million. With respect to the share component of the purchase price, 231,002 shares were issued at the Closing Date, with an additional 231,002 shares issued on November 15, 2021, the six-month anniversary of the Closing Date.

In addition to the above, we are obligated to issue an additional 462,004 shares in equal installments on the 24- and 30-month anniversaries of the Closing Date to the former owners. Of these 462,004 shares, 298,701 are contingent upon their continued employment with us, and as such were considered compensation expense for accounting purposes and are being amortized over the service period.

World Energy provides turnkey energy efficiency, renewable technology, electric vehicle charging stations and other energy solutions throughout New England. We completed the acquisition to further the strategy of our XL Grid business to provide a suite of charging and power solutions to support fleet electrification.

Minority investment in eNow: On July 15, 2021, XL Fleet made an investment of $3.0 million into eNow, a developer of solar and battery power systems that will enable fully-electric transport refrigeration units (“eTRUs”) for Class 8 commercial trailers. In exchange for the investment, eNow issued to the Company a convertible debenture (the “eNow Convertible Note”) dated July 15, 2021 (the “Issuance Date”) in the original principal amount of $3.0 million, at the rate of 8% per annum and due on December 31, 2022. The investment was classified as an available-for-sale security. The parties also entered into a supply agreement whereby eNow would exclusively purchase batteries for its eTRU systems from XL Fleet. After reviewing the status of eNow’s financial condition on December 31, 2021, the Company determined that the investment in the eNow Convertible Note was fully impaired and recorded a charge to the Statement of Operations for $3.0 million. Due to supply chain constraints limiting the availability of batteries, the parties are negotiating the termination of the aforementioned supply agreement.

Leadership Transition: On November 1, 2021, the Company entered into an executive employment agreement with Eric Tech (the “Employment Agreement”), pursuant to which Mr. Tech became the Company’s Chief Executive Officer effective December 1, 2021. In addition, on January 31, 2021, the Company’s Chief Financial Officer resigned. An interim replacement was named until the Company can find a permanent replacement.

Public Health Emergency of International Concern: On March 11, 2020, the World Health Organization categorized the COVID-19 outbreak a “Public Health Emergency of International Concern” as global pandemic and recommended containment and mitigation measures. As part of these efforts, and in accordance with applicable government directives, beginning in late March 2020, we implemented work from home policies where practical at our facilities. Effective December 31, 2021 all 177 employees were working full-time from one of our five offices or from home. Current COVID policies include universal facial covering requirements if not vaccinated, rearranging facilities to follow social distancing protocols, employees self-screening before going into the office, enhanced cleaning procedures, ability to go mask-free if proof of vaccination is provided to Human Resources, and strict quarantine protocols for any suspected or confirmed employee cases. However, the COVID-19 pandemic and the continued precautionary actions taken related to COVID-19 have adversely impacted, and are expected to continue to adversely impact, our operations, our contractors and the automotive original equipment manufacturers.

We have experienced, and expect to continue to experience, significantly reduced operations and production line shutdowns at vehicle OEMs due to COVID-19, which reduced chassis deliveries to fleet customers. XL and OEM manufacturers have and will continue to be impacted by supply chain shortages and we are experiencing limitations on travel by our personnel and personnel of our customers.

The COVID-19 pandemic and the protocols and procedures we have implemented in response to the pandemic have caused some delays in operational activities. The full impact of the COVID-19 pandemic on our business and results of operations subsequent to December 31, 2021 will depend on future developments, such as the ultimate duration and scope of the outbreak and its impact on its operations and impact on our customers and industry partners.

As the coronavirus pandemic continues to evolve, we believe the extent of the impact to our business, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the coronavirus pandemic and its impact on the U.S. and global economies. Those primary drivers are beyond our knowledge and control, and as a result, at this time we are unable to predict the cumulative impact, both in terms of severity and duration, that the coronavirus pandemic will have on our business, operating results, cash flows and financial condition, but it could be material if the current circumstances continue to exist for a prolonged period. Although we have made our best estimates based upon current information, actual results could materially differ from the estimates and assumptions developed by management. Accordingly, it is reasonably possible that the estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term by these conditions, and if so, we may be subject to future impairment losses related to long-lived assets as well as changes to recorded reserves and valuations. In addition, we believe that the impact of the global microchip shortage that the entire vehicle industry is currently experiencing will adversely impact our operating results in fiscal year 2022 and possibly thereafter.

Paycheck Protection Program Loan: On May 8, 2020, we received loan proceeds in the amount of $1.1 million under the Paycheck Protection Program (“PPP”). The PPP was established as part of CARES Act and provided for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the business, subject to certain limitations. The loan bore interest at a rate of 1.0% per annum and required payment of principal in full upon the maturity date of April 21, 2022. Interest on the loan accrued from the date inception of the loan, interest payments were deferred for Deferral Period, and commencing one month from the expiration of the first six months (the “Deferral Period”), principal and interest were to be paid monthly in equal payments in such amounts which fully amortized the principal and interest amount by the maturity date of the loan. The loan and accrued interest were forgivable to the extent the borrower uses the loan proceeds for eligible purposes over a 24 week period subsequent to receiving the loan, including payroll, benefits, rent and utilities, and so long as the borrower maintains threshold levels of pre-funding employment and wage levels. We utilized the proceeds of the loan to fund payroll, benefits, rent and utilities. The PPP loan and accrued interest were repaid in full in December 2020 following consummation of the Business Combination.

Public Company Costs

As a consequence of the Merger, we are an NYSE-listed company, which required us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Additionally, we expect our capital and operating expenditures will increase significantly in connection with ongoing activities as we:

●	increase our investment in marketing, advertising, sales and distribution infrastructure for our existing and future products and services;

●	develop additional new products and enhancements to existing products;

●	obtain, maintain and improve our operational, financial and management performance;

●	hire additional personnel;

●	obtain, maintain, expand and protect our intellectual property portfolio; and

●	operate as a public company.

Comparability of Financial Information

Our historical operations and statements of assets and liabilities may not be comparable to our operations and statements of assets and liabilities as a result of the Business Combination.

Key Factors Affecting Operating Results

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors—Risks Related to our Business and Industry.”

We are a provider in fleet electrification and energy efficiency infrastructure solutions. We have a strategy to leverage our existing products and sales channels to market. Key factors affecting our operating results include our ability to execute on the results of the Company’s strategic review, which includes narrowing the focus of the Company on the most profitable products and strategically reducing some aspects of the Company’s hybrid offering. There are challenges and risks to our plan to capture these opportunities, such as:

●	system architecture design choices must provide adequate functionality and value for customers;

●	component sourcing agreements must deliver targets for cost reduction while maintaining high quality and reliability;

●	sales and marketing efforts must be effective in forging the relationships to deliver these products to market and generate demand from the end users and channel partners;

●

OEMs and principal equipment component suppliers must be able to provide ample supply throughout the year to meet our Power Drive sales goals. We have experienced interruptions in OEM vehicle supply amid a worldwide microchip shortage. This resulted in very limited OEM deliveries of new chassis to our commercial customers during 2021. We are expecting some increase in deliveries in 2022, but there will likely be a significant adverse impact on vehicle deliveries resulting from the microchip shortage. This has had and continues to have an adverse impact on our operating results in fiscal year 2021 and is expected to continue in 2022; We have flexibility to also provide our Power Drive systems as a retrofit for existing fleet vehicles and a good portion of our 2021 product shipments were for retrofits. We re-entered the California market with the California Air Resources Board (CARB) approval in June 2021 for our Ford Transittm HEV systems and received CARB approval in February 2022 for our battery electric Ford F-600 platform, We have seen positive signs in terms of increased budgets from municipal customers, but we believe the OEM chip shortage is hindering the rebound in that area of the market, despite budget availability;

●	energy-efficiency upgrades must translate into a positive return on investment for our customers; and

●	our success will depend on our ability to support our customers in their drive to electrify their fleets.

Key Components of Statements of Operations

Research and Development Expense

Research and development expenses consist primarily of costs incurred for the discovery and development of our electrified powertrain offerings, which include:

●	personnel-related expenses including salaries, benefits, travel and share-based compensation, for personnel performing research and development activities;

●	fees paid to third parties such as consultants and contractors for outsourced engineering services;

●	expenses related to prototype materials, supplies and third-party services; and

●	depreciation for equipment used in research and development activities.

We expect our research and development costs to decline in 2022 as the Company narrows its focus based on its strategic review and reduces some aspects of our hybrid offerings.

Selling, General and Administrative Expense

Selling, general and administrative expenses consist of personnel-related expenses for our corporate, executive, finance, sales, marketing and other administrative functions, expenses for outside professional services, including legal, audit and accounting services, as well as expenses for facilities, depreciation, amortization, travel, sales and marketing costs. Personnel-related expenses consist of salaries, benefits and share-based compensation. We expect our selling, general and administrative expenses to decrease in 2022 as we narrow our focus and take actions to align our team and resources with our short- term needs.

Other Income (Expense), Net

Other income and expense consists of impairment of investments, interest expense net of interest income, loss on extinguishment of debt, change in the fair value of warrant liabilities, change in the fair value of convertible notes payable derivative liabilities, change in fair value of obligation to issue shares of common stock to sellers of World Energy and loss on asset disposal.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial position and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate estimates, which include estimates related to warrant valuation, the valuation of the assets and liabilities related to the business combination of World Energy, reserves and net realizable value adjustments for inventory and warranty obligations, impairment assessments for goodwill and long-lived assets and valuation allowance as it relates to the realization of deferred tax assets. The Company’s critical accounting policies include revenue recognition and the accounting for business combinations. We base our estimates on historical experience and other market- specific or other relevant assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from those estimates or assumptions. The Company’s critical accounting policies include revenue recognition and the accounting for business combinations.

Results of Operations

Comparison of Years Ended December 31, 2021 and 2020

The consolidated statements of operations for the years ended December 31, 2021 and 2020 are presented below:

	Years Ended December 31,		$	%
	2021	2020	Change	Change

(In thousands, except per share and share amounts)
Revenues	$15,600	$20,338	(4,738)	(23.3)
Cost of revenues	16,296	17,594	(1,298)	(7.4)
Gross profit (loss)	(696)	2,744	(3,440)	(125.4)
Operating expenses:
Research and Development	10,775	4,445	6,330	142.4
Selling, general and admin expenses	47,435	13,593	33,842	249.0
Loss from operations	(58,906)	(15,294)	(43,612)	285.2
Other (income) expense:
Interest expense, net	39	6,370	(6,331)	(99.4)
Loss on extinguishment of debt	—	1,038	(1,038)	(100.0)
Loss on asset disposal	26	—	26	—
Impairment of investment	3,000	—	3,000	—
Change in fair value of obligation to issue shares of common stock to sellers of World Energy	(565)	—	(565)	—
Change in fair value of warrant liabilities	(90,138)	35,015	(125,153)	(357.4)
Change in fair value of convertible notes payable derivative liabilities	—	2,889	(2,889)	(100.0)
Other income	(58)	—	(58)	—
Net income (loss)	$28,790	$(60,606)	89,396	(147.5)

Revenues

Revenues decreased by $4.7 million, or 23.3%, to $15.6 million in the year ended December 31, 2021 from $20.3 million for the year ended December 31, 2020. The decrease was primarily due to a net decrease of $17.5 million in revenues from the sale of our Power Drive systems. Interruptions in OEM vehicle supply amid a worldwide microchip shortage caused OEMs to stop taking fleet orders for much of 2021 limiting sales of our electrified Power Drive systems. We have flexibility to also provide our Power Drive systems as a retrofit for existing fleet vehicles. We have seen positive signs in terms of increased budgets from municipal customers, but we believe the OEM chip shortage hindered the rebound in that area of the market, despite budget availability. Hybrid Electric Vehicle (HEV) sales decreased $16.5 million and Plug-in Hybrid Electric Vehicles (PHEV) decreased $0.9 million. This decrease was partially offset by the addition of World Energy in May 2021 and its energy infrastructure solutions revenues of $12.8 million across 349 projects.

Cost of Revenues

Cost of revenues decreased by $1.3 million, or 7.4%, to $16.3 million in the year ended December 31, 2021 from $17.6 million for the year ended December 31, 2020. The decrease was primarily attributable to the decrease in the sales of Power Drive systems described above Direct cost of sales for the Power Drive units sold in 2021 decreased $14.0 million over the direct costs for the Power Drive units sold in 2020. Indirect costs increased $4.3 million primarily due to an increase in our inventory reserves of $2.7 million resulting from our plans to reduce some aspects of our hybrid offerings in 2022 and an increase of approximately $1.0 in warranty costs related to higher projected warranty claims. The microchips shortage has impacted the ability to comply with customers’ orders and the cost of production. This decrease in Power Drive cost of sales was partially offset by the cost of revenues related to World Energy, which was acquired in May of 2021, of $8.4 million for energy infrastructure projects completed.

Gross Profit (Loss)

Gross profit (loss) decreased by $3.4 million, or 125.4%, to $0.7 million gross loss in the year ended December 31, 2021 from $2.7 million gross profit for the year ended December 31, 2020. The decrease in gross profit (loss) was driven by lower gross profits on the sale of Power Drive systems of $7.8 million. This was offset by gross profit of $4.4 million on the sales of infrastructure projects from World Energy, which was acquired in May 2021.

Research and Development

Research and development expenses increased by $6.4 million, or 142.4%, to $10.8 million in the year ended December 31, 2021 from $4.4 million for the year ended December 31, 2020. The increase was primarily due to additional employee compensation costs of $3.4 million, professional service expenses of $0.8 million, and facilities and production costs of $2.1 million. The increase was primarily due to the hiring of 36 additional engineering staff to develop and broaden our Power Drives product lines as well as the opening of a new research and development facility in Wixom, MI in the second quarter of 2021.

Selling, General and Administrative

Selling, general, and administrative expenses increased by $33.8 million, or 249.0%, to $47.4 million in the year ended December 31, 2021 from $13.6 million for the year ended December 31, 2020. The increase consisted principally of an increase in headcount of 57 employees attributable to the responsibilities of becoming a public company and to build out our human resource, finance and sales infrastructure in the amount of $10.2 million. Legal, accounting and other professional fees increased approximately $8.6 million partially due to increased costs due to the requirements of being a public company. In addition, sales and marketing expenses increased $1.3 million including advertising, participations in conferences and tradeshows to generate revenue growth, and an increase of $1.2 million in insurance costs. For the year ended December 2021, selling, general, and administrative expenses include charges of $4.8 million related to the separation of the prior Chief Executive Officer, of which $4.4 million was a non-cash charge for modifications to outstanding stock awards. Additionally, with the acquisition of World Energy, selling, general, and administrative expenses in the period increased by approximately $4.4 million compared to the comparable period in the prior year, consisting principally of employee compensation, benefits and professional fees.

Other Income (Expense), Net

Interest expense, net decreased by $6.3 million, or 99.4%, to $0.4 million in the year ended December 31, 2021 from $6.4 million for the year ended December 31, 2020 primarily due to the Company repaying or converting substantially all debt prior to December 31, 2020. The change in fair value of warrant liability of $90.1 million for the year ended December 31, 2021 was principally due to a decrease in the fair value of our Common Stock while in the year ended December 31, 2020, the Company recognized a charge of $35.0 million from the increase in the fair value of the warrant liability. The Company recorded an impairment charge of $3.0 million in the fourth quarter of 2021 related to its investment in eNow. In the year ended December 31, 2020, we recorded a $1.0 loss on the extinguishment of debt. The negative change in fair value of obligation to issue shares of common stock to sellers of World Energy of $0.6 million for the year ended December 31, 2021 was due to a decrease in the stock price from the date of the acquisition.

Comparison of Years Ended December 31, 2020 and 2019

The consolidated statements of operations for the years ended December 31, 2020 and 2019 are presented below:

	Years Ended December 31,		$	%
	2020	2019	Change	Change

(In thousands, except per share and share amounts)
Revenues	$20,338	$7,215	13,123	181.9
Cost of revenues	17,594	8,075	9,519	117.9
Gross profit	2,744	(860)	3,604	419.1
Operating expenses:
Research and Development	4,445	2,874	1,571	54.7
Selling, general and admin expenses	13,593	9,835	3,758	38.2
Loss from operations	(15,294)	(13,569)	(1,725)	12.7
Other (income) expense:
Interest expense, net	6,370	2,151	4,219	196.1
Loss on extinguishment of debt	1,038	—	1,038	—
Change in fair value of warrant liabilities	35,015	—	35,015	—
Change in fair value of convertible notes payable derivative liabilities	2,889	(819)	3,708	452.7
Net loss	$(60,606)	$(14,901)	(45,705)	306.7

Revenues

Revenues increased by $13.1 million, or 181.9%, to $20.3 million in the year ended December 31, 2020 from $13.1 million for the year ended December 31, 2019. The increase was primarily due to the resolution of battery supply issues, increased end customer demand and increased order sizes. During the year ended December 31, 2020, we along with our suppliers and OEMs made improvements to our supply chain, including sourcing an additional battery supplier, which helped to counteract the negative impact of the COVID-19 pandemic on our business in prior quarters. Of the $20.3 million in revenue for the year ended December 31, 2020, approximately $17.2 million of revenue was recognized during the second half of the year, which was primarily due to the resolution of battery supply issues and seasonality in the order and delivery of fleet vehicles. Resolving the battery supply issues allowed us to increase production and fulfill orders in our outstanding backlog.

Cost of Revenues

Cost of revenues increased by $9.5 million, or 117.9%, to $17.6 million in the year ended December 31, 2020 from $9.5 million for the year ended December 31, 2019. The increase was due to higher unit volume as a result of increased customer orders and resolution of supply chain disruptions resulting from the COVID-19 pandemic and increased proportionally with the increased revenue. These supply chain disruptions were widespread in terms of shutdowns at various direct suppliers and their suppliers as well as the OEM vehicle factories that build the vehicles our customers had ordered in anticipation of the installation of our hybrid and plug in hybrid systems.

Gross Profit (Loss)

Gross profit increased by $3.6 million, or 419.1%, to $2.7 million in the year ended December 31, 2020 from a loss of $0.9 million for the year ended December 31, 2019. This increase in gross profit was primarily due to higher unit volume as discussed above as well as improved price realization per unit and cost reductions in sourcing batteries and other components.

Research and Development

Research and development expenses increased by $1.6 million, or 54.7%, to $4.4 million in the year ended December 31, 2020 from $1.6 million for the year ended December 31, 2019. The increase was primarily due to the hiring of additional engineering staff to support unit sales growth and to further develop our product line.

Selling, General and Administrative

Selling, general, and administrative expenses increased by $3.8 million, or 38.2%, to $13.6 million in the year ended December 31, 2020 from $3.8 million for the year ended December 31, 2019. The increase was primarily due to costs incurred for readiness to become a public company, including accounting, legal, and other professional fees incurred in connection with meeting SEC and other financial reporting responsibilities in the amount of $5.8 million, and an increase in headcount of about 46 employees to build out our human resource infrastructure in the amount of $7.6 million. The aforementioned increase in legal, accounting and other professional fees consist of increases in consulting fees of $4.8 million and legal fees of $1.1 million. Additionally, with the acquisition of World Energy, selling, general, and administrative expenses in the nine-month period increased by approximately $2.4 million compared to the comparable period in the prior year, consisting principally of employee compensation and benefits and professional fees.

Other Income (Expense), Net

Interest expense, net increased by $4.2 million, or 196.1%, to $6.4 million in the year ended December 31, 2020 from $2.2 million for the year ended December 31, 2019 primarily due to the increase in the amount of convertible debt incurred in February 2020, the increase in the amount of the term loan with Silicon Valley Bank in late 2019, the draw-down in August 2020 on our revolving line of credit and the conversion of the convertible debt in December of 2020 which resulted in the accelerated amortization of the debt discount. We incurred a loss on extinguishment of $1.0 million in connection with the amendment of certain convertible notes. Specifically, during February of 2020, we entered into amendments to the agreements with certain note holders to extend the maturities of $10.0 million in face value of convertible notes to February 2021. We computed the discounted cash flows from these convertible notes as of the date of the amendment, both before and after the amendment. We determined that there was a greater than 10% change in the present value of these cash flows, and as such, the amendment qualified as an extinguishment. Pursuant to the relevant accounting guidance, we recorded a loss on extinguishment of debt of $1.0 million. The change in fair value of warrant liabilities of $35.0 million for the year ended December 31, 2020 was on account of an increase in the fair value of our common stock. The change in fair value of convertible notes payable derivative liabilities of $2.9 million for the year ended December 31, 2020 was principally on account of an increase in the fair value of our Common Stock.

Liquidity and Capital Resources

Our cash requirements depend on many factors, including the execution of our business strategy and plan. We remain focused on carefully managing costs, including capital expenditures, maintaining strong balance sheet, and ensuring adequate liquidity. Our primary cash needs are for operating expenses, working capital and capital expenditures to support the growth in our business. Working capital is impacted by the timing and extent of our business needs. As of December 31, 2021, we had working capital of $358.0 million, including cash and cash equivalents of $351.8 million. We had a net income of $28.8 million (a net loss of $61.3 million after adjusting for a non-cash benefit of $90.1 to recognize the decline in fair value of warrant liability) for the year ended December 31, 2021 and incurred a net loss of $60.6 million for the year ended December 31, 2020, which included a non-cash charge of $35.0 million relating to an increase in the fair value of the warrant liability.

During the year ended December 31, 2021, 7,441,020 public warrants were exercised, which resulted in the issuance of 7,441,020 shares of the Company’s Common Stock, generating cash proceeds of approximately $85.6 million. No Public Warrants remain outstanding as of December 31, 2021.

As part of its strategic review, the Company has decided to narrow its operational focus in order to more effectively and judiciously execute on our strategy moving forward as well as to preserve cash. As part of this process, we will be strategically reducing some aspects of the hybrid offerings and limiting our products to those platforms and applications that are most scalable and provide the most substantial return on investment. As part of this narrowing of focus, we took actions in February 2022 to align our team and resources with our near-term needs. As part of this, we eliminated 51 positions across the organization. Severance charges related to the elimination of those position totaled approximately $1.3 million.

We expect to continue to incur net losses in the short term, as we continue to engage in a strategic review and reassess our operational focus. Based on our current liquidity, we believe that no additional capital will be needed to execute our current business plan over the next 12 months. We continually, evaluate our cash needs to raise additional funds or seek alternative sources to invest in growth opportunities, research and development projects, technology, sales, and other purposes.

Silicon Valley Bank Loan and Security Agreement

Effective December 10, 2018, and as amended on August 12, 2020 and December 1, 2020, we entered into a Loan and Security Agreement for a revolving line of credit and term loan with Silicon Valley Bank. The revolving line of credit features a maximum borrowing base equal to the lesser of the defined borrowing base less any outstanding principal or a minimum aggregate principal amount of $3 million, which may increase dependent upon certain revenue targets. In November 2019, we amended the Loan and Security Agreement to extend the maturity of the revolving line of credit to December 8, 2020. In December 2020, we amended the Loan and Security Agreement to extend the maturity of the revolving line of credit to January 18, 2021. The term loan was structured to be paid in two tranche periods of up to $1 million in each period, or up to $2 million in total. The revolving line of credit bears interest at a floating per annum rate equal to the greater of (i) the prime rate plus 4.50% or (ii) a fixed rate of 7.75%. The term loan has an interest rate equal to the greater of (i) the prime rate plus 2.00% or (ii) a fixed rate of 7.00%. The term loan would mature in December 2021.

In connection with the November 2019 amendment to the Loan and Security Agreement, we secured access to an additional growth capital term loan, structured to be paid in two tranche periods of up to $1.5 million in the first period and up to $0.5 million in the second period, or up to $2 million in total. This growth capital term loan has an interest rate equal to the greater of (i) the prime rate plus 2.00% or (ii) a fixed rate of 7.00%. The growth capital loan matures in June 2022.

The term loan and growth capital loan and accrued interest thereon were repaid in December 2020 following the consummation of the Business Combination.

Convertible Promissory Note Investment

On July 15, 2021, XL Fleet made an investment of $3.0 million into eNow, a developer of solar and battery power systems that is developing fully-electric transport refrigeration units (“eTRUs”) for Class 8 commercial trailers. In exchange for the investment, eNow issued to the Company a convertible debenture (the “eNow Convertible Note”) dated July 15, 2021 (the “Issuance Date”) in the original principal amount of $3.0 million, at the rate of 8% per annum and due on December 31, 2022. The investment was classified as an available-for-sale security. Due to certain events and conditions occurring in the fourth quarter, including supply chain issues that negatively impacted the timeline to deliver eTRUs, and reviewing the impact of these delays on the financial condition of eNow, the Company determined that the investment in the eNow Convertible Note was fully impaired and as such recorded a charge of $3.0 million, reflected within other (income) expense in the consolidated statements of operations. As discussed below, XL Fleet had an option to purchase eNow. If XL Fleet did not exercise this option, under certain circumstances the eNow Convertible Note would be converted on such date into Series B preferred stock. Interest on the outstanding principal sum of the eNow Convertible Note would commence accruing on the Issuance Date and computed on the basis of a 365- day year. The eNow Convertible Note did not convert to Series B preferred stock at December 31, 2021 and the investment remained in the form of a convertible note.

Pursuant to the terms of the eNow Convertible Note agreement, XL Fleet had the right to acquire eNow at a pre-determined valuation and had a right of first refusal with respect to competing offers to acquire eNow. In the fourth quarter of 2021, the Company notified eNow that it would not exercise its option to purchase eNow, which expired unexercised on December 31, 2021. In addition to the terms described above, on July 15, 2021 (“Effective Date”), XL Fleet entered into a Development and Supply Agreement (the “Development and Supply Agreement”) with eNow, whereby XL Fleet was made the exclusive provider of high voltage batteries and associated power systems for use in eNow eTRUs. The Company considered the existence of adverse conditions regarding the global supply chain crisis (chips, electronic hardware) that causes further impediments to eNow being able to execute on its business plan. XL Fleet evaluated the supply chain issues, specifically the lack of availability of batteries from third party suppliers, which increased during the three months ended December 31, 2021 and the eNow’s financial difficulties and, in January 2022, began discussions with eNow to terminate the Development System agreement.

Cash Flows Summary

Presented below is a summary of our operating, investing and financing cash flows:

	Years Ended December 31,
	2021	2020	2019

Net cash provided by (used in)
Operating activities	$(48,494)	$(19,881)	$(11,551)
Investing activities	$(14,829)	$(145)	$(28)
Financing activities	$85,358	$346,281	$9,208
Net change in cash and cash equivalents and restricted cash	$22,035	$326,255	$(2,371)

Cash Flows Used in Operating Activities

Our cash flows from operating activities are significantly affected by our cash investments to support the growth of our business in areas such as research and development and selling, general and administrative expense and working capital. Our operating cash inflows include cash from fleet electrification and related servicing, customer deposits, and delivery of turnkey energy efficiency and electric vehicle charging stations. These cash inflows are offset by our payments to suppliers for production materials and parts used in our manufacturing process, operating expenses, operating lease payments and interest payments on our financings.

The net cash used in operating activities for the year ended December 31, 2021 was $48.5 million. Sources consisted of a decrease in accounts receivable of $7.6 million primarily due to reduced sales in 2021, an increase in accrued expenses and other current liabilities of $4.6 million. The sources of operating cash were offset by operating expenditures of approximately $49.2 million (net income of $28.8 million less non-cash income (expense) of approximately $78.0 million including a mark-to-market gain on the fair value of warrant liabilities of $90.1 million, stock-based compensation of $(7.9) million, a non-cash impairment charge of $(3.0) million and depreciation and amortization expense of $(1.8) million), an increase of inventory of $10.4 million, and a decrease in accounts payable of $1.7 million.

The net cash used in operating activities for the year ended December 31, 2020 was $19.9 million which consisted of a net loss of $60.6 million, offset principally by a non-cash charge of $35.0 million relating to an increase in the fair value of warrant liabilities and a non-cash charge of $2.9 million related to a loss on the extinguishment of debt, debt discount amortization of $4.6 million, $1.0 million to stock-based compensation, and additional noncash charges in the aggregate of $1.4 million.

The net cash used in operating activities for the year ended December 31, 2019 was $11.6 million which consisted of a net loss of $14.9 million, offset principally by a decrease of $2.6 million in accounts receivable. The period over period increase in cash used in operating activities was principally due to an increase in the net loss.

Cash used in operations increased in 2021 versus 2020 by $28.8 million principally due to higher operating expenditures in the 2021 period, as well as higher inventory purchases offset by higher collections of accounts receivable in 2021.

Cash Flows Used in Investing Activities

The net cash used in investing activities for the year ended December 31, 2021 was $14.8 million which consisted of payment to acquire the membership interests of World Energy of $8.2 million, an investment in the eNow Convertible Note of $3.0 million and purchases of equipment of $3.6 million including $0.8 million toward the purchase of electric buses.

The net cash used in investing activities for the year ended December 31, 2020 was $0.15 million which consisted of the purchase of operating equipment and a truck to support R&D operations.

The net cash used in investing activities for the year ended December 31, 2019 was $0.03 million which consisted of the purchase of R&D equipment.

Cash Flows Provided by Financing Activities

The net cash provided by financing activities for the year ended December 31, 2021 was $85.4 million which primarily consisted of proceeds from the exercise of public warrants of $85.6 million.

The net cash provided by financing activities for the year ended December 31, 2020 was $346.3 million which consisted of proceeds from the reverse merger recapitalization of the Company, net of issuance costs of $207.2 million, proceeds from the issuance of the PIPE transaction, net of issuance costs, of $144.9 million and proceeds of $8.10 million from the issuance of subordinated convertible promissory notes.

The net cash provided by financing activities for the year ended December 31, 2019 was $9.21 million which consisted of proceeds from the issuance of subordinated convertible promissory notes of $10.0 million. The year over year increase in cash provided was principally to fund our expanding operations.

Related Parties

We are party to a noncancelable lease agreement for office, research and development, and vehicle development and installation facilities with a holder of more than 5% of our Common Stock. On February 28, 2021, the lease term was extended through February 28, 2022. In January 2022, the lease term was extended through August 31, 2022. Pursuant to the terms of the lease agreement, we currently pay monthly rent installments of $19,473 for this property. Rent expense under the operating lease for the years ended December 31, 2021, 2020, and 2019 was $0.2 million, $0.2 million and $0.2 million, respectively.

Off-Balance Sheet Arrangements

During the periods presented, other than the New Markets Tax Credit variable interest entity, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which were established for the purpose of facilitating off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with the generally accepted accounting principles of the U.S. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the consolidated balance sheet date, as well as the reported expenses incurred during the reporting periods. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to our consolidated financial statements.

While our significant accounting policies are described in the notes to our historical financial statements included elsewhere in this Annual Report (see Note 2 in the accompanying audited consolidated financial statements), we believe that the following accounting policies require a greater degree of judgment and complexity: revenue recognition, business combinations and convertible notes derivative accounting. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Business combinations: We account for the acquisition of a business in accordance with ASC 805, Business Combinations (ASC 805). Amounts paid to acquire a business are allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. We determine the fair value of purchase consideration, including contingent consideration, and acquired intangible assets based on detailed valuations that use certain information and assumptions provided by management. We allocate any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill. The results of operations of acquired businesses are included in the financial statements from the date of acquisition forward. Acquisition-related costs are expensed to the Statement of Operations as incurred.

We use the income approach to determine the fair value of developed technology acquired in a business combination. This approach determines fair value by estimating the after-tax cash flows attributable to the respective asset over its useful life and then discounting these after-tax cash flows back to a present value. We base our revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. Developed technology represents patented and unpatented technology and know-how.

Revenue Recognition: On January 1, 2019, we adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Our revenue is primarily derived from the sales of hybrid electric powertrain equipment. Our products are marketed and sold to end-user fleet customers and channel partners in the United States and Canada. Sales of products and services are subject to economic conditions and may fluctuate based on changes in the industry, trade policies and financial markets.

Revenue is recognized upon transfer of control to the customer, which occurs when we have a present right to payment, legal title has passed to the customer, the customer has the significant risks and rewards of ownership, and where acceptance is not a formality, the customer has accepted the product or service. In general, transfer of control is upon shipment of the equipment as the terms are free on board shipping point, or equivalent and we have no other promised goods or services in our contracts with customers. In limited instances, we provide installation services to end-user fleet customers related to the purchased hybrid electric powertrain equipment. When provided, the installation services are not distinct within the context of the contract due to the fact that the end-use fleet customer is purchasing a completed modification to our vehicles and therefore, the installation services involve significant integration to integrate the hybrid electric powertrain equipment with the customer’s vehicle. As a result, the hybrid electric powertrain equipment and installation services represent a single performance obligation within these contracts with customers. We have elected to treat shipping and handling activities related to contracts with channel partner customers as costs to fulfill the promise to transfer the associated equipment and not as a separate performance obligation. For the XL Grid solutions, in general, transfer of control is upon the acceptance and certification of project completion by both the end customer and the utility who is funding the energy incentives, representing a single performance obligation of the Company. Due to the short-term nature of projects (typically two to three weeks), the Company recognizes revenues from all XL Grid solutions activities at a point in time, when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and the Company has the right to payment for the transferred asset. The Company also assesses multiple contracts entered into by the same customer in close proximity to determine if the contracts should be combined for revenue recognition purposes. During the duration of a project for XL Grid solutions, all direct material and labor costs and those indirect costs related to the project are capitalized, and customer deposits are treated as liabilities. Once a project has been completed and the energy efficiency upgrades have been deemed to meet client specifications, capitalized costs are charged to earnings.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue is recorded based on the transaction price, which is solely made up of fixed consideration for its products and services. The Company does not adjust transaction price for the effects of a significant financing component when the period between the transfer of the promised good or service to the customer and payment for that good or service by the customer is expected to be one year or less. The Company has not identified any significant financing components to date.

We provide limited-assurance-type warranties for our equipment and work performed under our contracts. The warranty period typically extends for 3 years following transfer of control of the equipment. The warranties solely relate to correction of product defects during the warranty period, which is consistent with similar warranties offered by competitors. Therefore, we have determined that this warranty is outside the scope of ASC 606 and will continue to be accounted for under ASC 460, Guarantees. At the time of purchase of the equipment, customers may purchase from us an extended warranty for our equipment. The extended warranty commences upon the end of the assurance-based warranty period and is considered a separate performance obligation that represents a stand-ready obligation to perform warranty services after the assurance-type warranty expires. The transaction price allocated to the extended warranty is recognized ratably over the extended warranty period.

When our contracts with customers contain multiple performance obligations, the contract transaction price is allocated on a relative standalone selling price (“SSP”) basis to each performance obligation. We determine SSP based on observable selling prices for the sale of kits. For extended warranties, we determine SSP based on expected cost plus margin. We establish the margin based on review of market conditions and margins obtained by market participants for similar services. Any allocation of the transaction price required is determined at the contracts’ inception.

Warrant liabilities: We account for the warrants which we assumed in connection with our Business Combination in accordance with ASC 815-40, “Derivatives and Hedging—Contracts in Entity’s Own Equity” (“ASC 815”), under which the warrants do not meet the criteria for equity classification and must be recorded as liabilities. As the warrants meet the definition of a derivative as contemplated in ASC 815, the Warrants are measured at fair value at inception and at each reporting date in accordance with ASC 820, Fair Value Measurement, with changes in fair value recognized in the Statement of Operations in the period of change.

Reserves and net realizable value adjustments for the Company’s warranty liability and inventory, respectively: The Company uses consistent methodologies to evaluate inventory for net realizable value and periodically reviews inventories for obsolescence and any inventories identified as slow moving or obsolete are initially reserved for and then written-off. The Company also assesses net realizable value by reviewing current quantities on hand to projected usages over the next twelve months. As of December 31, 2021 and 2020, the Company’s inventory reserve for obsolescence was $2,863 and $58, respectively.

Customers who purchase the Power Drive systems are provided limited-assurance-type warranties for equipment and work performed under the contracts. The warranty period typically extends for 3 years following transfer of control of the equipment. The warranties solely relate to correction of product defects during the warranty period, which is consistent with similar warranties offered by competitors. Therefore, the Company has determined that these warranties are outside the scope of ASC 606 and will continue to be accounted for under ASC 460, Guarantees. At the time of purchase of the equipment, customers may purchase from the Company an extended warranty for its equipment. The extended warranty commences upon the end of the assurance-based warranty period and is considered a separate performance obligation that represents a stand-ready obligation to perform warranty services after the assurance- type warranty expires. The transaction price allocated to the extended warranty is recognized ratably over the extended warranty period. Customers of XL Grid solutions are provided limited-assurance-type warranties for a term of one year for installation work performed under its contracts. Warranties for equipment sold to customers are provided by the original equipment manufacturers.

For both Power Drives and XL Grid solutions, the Company accrues the estimated cost of product warranties for unclaimed charges based on historical experiences and expected results. Should product failure rates and material usage costs differ from these estimated revisions to the estimated warranty liability are required. The Company periodically assesses the adequacy of its recorded product warranty liabilities and adjusts the balances as required. Warranty expense is recorded as a component of cost of product revenue in the statements of operations.

Impairment assessment of goodwill and long-lived assets: The Company reviews long-lived assets, including property and equipment and, intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analysis in accordance with ASC 360-10, Impairment or Disposal of Long-Lived Assets, which requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value. During the years ended December 31, 2021, 2020 and 2019, no impairment indicators were identified.

Goodwill represents the excess of cost over the fair market value of net tangible and identifiable intangible assets of acquired businesses. Goodwill is not amortized but instead is annually tested for impairment, or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. The Company has recorded goodwill in connection with its historical business acquisitions.

The Company performs its annual goodwill impairment assessment at October 1 each fiscal year, or more frequently if events or circumstances arise which indicate that goodwill may be impaired. An assessment can be performed by first completing a qualitative assessment on the Company’s single reporting unit. The Company can also bypass the qualitative assessment in any period and proceed directly to the quantitative impairment test, and then resume the qualitative assessment in any subsequent period. Qualitative indicators that may trigger the need for annual or interim quantitative impairment testing include, among other things, deterioration in macroeconomic conditions, declining financial performance, deterioration in the operational environment, or an expectation of selling or disposing of a portion of the reporting unit. Additionally, a significant change in business climate, a loss of a significant customer, increased competition, a sustained decrease in share price, or a decrease in estimated fair value below book value may trigger the need for interim impairment testing of goodwill.

If the Company believes that, as a result of its qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. The quantitative test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recorded as a reduction to goodwill with a corresponding charge to earnings in the period the goodwill is determined to be impaired. The income tax effect associated with an impairment of tax- deductible goodwill is also considered in the measurement of the goodwill impairment. Any goodwill impairment is limited to the total amount of goodwill.

The Company determines the fair value of its reporting unit using the market approach. Under the market approach method, the Company compared its book value to the fair value of its public float, utilizing the fair value of its common stock on the measurement date.

Valuation of deferred tax assets: The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Deferred income taxes are provided for the temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss carry-forwards and credits. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statements of operations in the period in which the enactment rate changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance if, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

New and Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are applicable to us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations under adoption.

As of December 31, 2021, the Company satisfies the definition of a “large accelerated filer” under the definition of the Securities Exchange Act of 1934, as amended, and it no longer qualifies as an emerging growth company. See the section titled “Summary of Significant Accounting Policies — Recent accounting pronouncements issued and adopted” in Note 2 to our consolidated financial statements included elsewhere in this Annual Report for additional information.

Quantitative and Qualitative Disclosure About Market Risk

Not required.

Off-Balance Sheet Arrangements

We have no significant known off balance sheet arrangements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not required.

Item 8. Financial Statements and Supplementary Data.

Our financial statements are presented beginning on page F-1 which appears following this caption.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

XL Fleet Corp. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XL Fleet Corp. and Subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 1, 2022, expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of the existence of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Initial measurement of fair value of assets related to a business combination

The Company completed the acquisition of all of the issued and outstanding membership interests of World Energy Efficiency Services LLC in May 2021. The Company has accounted for this acquisition as a business combination under ASC Topic 805 “Business Combinations.” Accordingly, the purchase price of $12.46 million was allocated to the assets acquired and liabilities assumed based on their respective fair values, including identified intangible assets of $1.56 million and resulting goodwill of $8.11 million.

We identified the initial fair value measurement of intangible assets as a critical audit matter because of the significant estimates and assumptions management makes to fair value these assets for purposes of recording the acquisition. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s forecasts and future cash flows including the need to involve our fair value specialists.

Our audit procedures related to these forecasts included the following, among others:

• We evaluated the reasonableness of management’s forecasts of future cash flows by comparing the projections to historical results.

• Testing the source information underlying the forecasts.

• With the assistance of our fair value specialists:

• Evaluating the reasonableness of the valuation methodology

• Developing a range of independent estimates for the discount rates and comparing those to the discount rates selected by management.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2020.

Melville, NY

March 1, 2022

PCAOB: 688

XL Fleet Corp.

Consolidated Balance Sheets

December 31, 2021 and 2020

	As of December 31,
(In thousands, except share and per share amounts)	2021	2020

Assets
Current assets:
Cash and cash equivalents	$351,676	$329,641
Restricted cash	150	150
Accounts receivable, net	6,477	10,559
Inventory, net	15,262	3,574
Prepaid expenses and other current assets	1,040	1,396
Total current assets	374,605	345,320
Property and equipment, net	3,495	579
Intangible assets, net	1,863	593
Right-of-use asset	4,564	-

Goodwill	8,606	489
Other assets	88	32
Total assets	$393,221	$347,013
Liabilities and stockholders’ equity Current liabilities:
Current portion of long-term debt	$78	$110
Accounts payable	3,799	4,372
Lease liability, current	900	-
Accrued expenses and other current liabilities	11,856	4,601
Total current liabilities	16,633	9,083
Long-term debt, net of current portion	21	98
Deferred revenue	691	305
Lease liability, non-current	3,599	-
Warrant liabilities	5,405	143,295
Contingent consideration	541	924
New market tax credit obligation(1)	4,521	4,412
Total liabilities	31,411	158,117

Commitments and contingencies (Note 21)

Stockholders’ equity

Common stock, $0.0001 par value; 350,000,000 shares authorized at December 31, 2021 and December 31, 2020; 140,540,671 and 131,365,254 issued and outstanding at December 31, 2021 and 2020, respectively	14	13
Additional paid-in capital	461,207	317,084
Accumulated deficit	(99,411)	(128,201)
Total stockholders’ equity	361,810	188,896
Total liabilities and stockholders’ equity	$393,221	$347,013

(1)	Held by variable interest entity

See notes to consolidated financial statements.

XL Fleet Corp.

Consolidated Statements of Operations

For the Years Ended December 31, 2021, 2020 and 2019

	Years Ended December 31,
(In thousands, except per share and share amounts)	2021	2020	2019

Revenues	$15,600	$20,338	$7,215
Cost of revenues	16,296	17,594	8,075
Gross profit (loss)	(696)	2,744	(860)
Operating expenses:
Research and development	10,775	4,445	2,874
Selling, general, and administrative expenses	47,435	13,593	9,835
Loss from operations	(58,906)	(15,294)	(13,569)
Other (income) expense:
Interest expense, net	39	6,370	2,151
Loss on extinguishment of debt	-	1,038	-
Loss on asset disposal	26	-	-
Loss on impairment	3,000
Change in fair value of obligation to issue shares of common stock to sellers of World Energy	(565)	-	-
Change in fair value of warrant liability	(90,138)	35,015	-
Change in fair value of convertible notes payable derivative liability	-	2,889	(819)
Other income	(58)	-	-
Net (loss) income	$28,790	$(60,606)	$(14,901)
Net (loss) income per share, basic	$0.21	$(0.72)	$(0.19)
Net loss per share, diluted	$0.19	$(0.72)	$(0.19)
Weighted-average shares outstanding, basic	138,457,416	84,565,448	79,823,065
Weighted-average shares outstanding, diluted	148,510,351	84,565,448	79,823,065

See notes to consolidated financial statements.

XL Fleet Corp.

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2021, 2020 and 2019

			Additional
	Common Stock		Paid-In	Accumulated	Stockholders’
(In thousands, except share amounts)	Shares	Amount	Capital	Deficit	Equity

Balance at December 31, 2020	131,365,254	$13	$317,084	$(128,201)	$188,896
Stock-based compensation expense	-	-	3,508	-	3,508
Stock acceleration and extension	-		4,372	-	4,372
Exercise of warrants	233,555	-	-	-	-
Exercise of public warrants	7,441,020	1	85,554	-	85,555
Settlement of warrant liability upon exercise of warrants	-	-	47,162	-	47,162
Settlement of warrant liability upon call of warrants	-	-	591	-	591
Proceeds from PIC shares recapitalization	-	-	75	-	75
Exercise of stock options	1,027,519	-	230	-	230
Issuance of restricted stock	11,319	-	-	-	-
Issuance of shares in business combination with World Energy	462,004	-	2,631	-	2,631
Net income	-	-	-	28,790	28,790

Balance at December 31, 2021	140,540,671	$14	$461,207	$(99,411)	$361,810

			Additional
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	(Deficit) Equity

Balance at December 31, 2019	80,400,727	$8	$53,887	$(67,595)	$(13,700)
Exercise of stock options	488,625	-	884	-	884
Exercise of warrants	4,995,584	-	114	-	114
Stock-based compensation expense	-	-	978	-	978
Conversion of convertible debt	1,715,918	-	17,446	-	17,446
Issuance of restricted stock	25,309	-	-	-	-
PIC shares recapitalized, net of issuance costs and the fair value of warrant liabilities	28,739,091	3	98,886	-	98,889
Shares issued in offering, net of issuance costs	15,000,000	2	144,889	-	144,891
Net loss	-	-	-	(60,606)	(60,606)

Balance at December 31, 2020	131,365,254	$13	$317,084	$(128,201)	$188,896

			Additional
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	(Deficit) Equity

Balance at January 1, 2019	79,451,338	$8	$53,522	$(52,684)	$846
Issuance of restricted stock	446,333	-	-	-	-
Exercise of stock options	44,154	-	10	-	10
Issuance of stock in asset acquisition	458,902	-	109	-	109
Issuance of warrants	-	-	38	-	38
Stock-based compensation expense	-	-	208	-	208
Stockholder distribution	-	-	-	(10)	(10)
Net loss	-	-	-	(14,901)	(14,901)

Balance at December 31, 2019	80,400,727	$8	$53,887	$(67,595)	$(13,700)

See notes to consolidated financial statements.

XL Fleet Corp.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2021, 2020 and 2019

	For the Years Ended December 31,
(In thousands)	2021	2020	2019

Operating activities:
Net income (loss)	$28,790	$(60,606)	$(14,901)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Changes in fair value of warrant liabilities	(90,138)	35,015	-
Stock-based compensation	7,880	978	208
Loss on impairment	3,000	-	-
Bad debt expense	70	-	22
Depreciation and amortization expense	1,756	622	319
Contingent consideration	(61)	796	80
Change in fair value of obligation to issue shares of
common stock to sellers of World Energy	(565)	-	-
Fair value change of derivative liabilities	-	2,889	(819)
Loss on extinguishment of debt	-	1,038	-
Loss on disposal of assets	26
Change in operating right-of-use assets	(23)	-	-
Interest on finance leases	37	-	-
Debt discount	72	4,629	1,598
Changes in operating assets and liabilities:
Accounts receivable, net	7,597	(9,400)	2,610
Inventory, net	(10,415)	(1,334)	215
Prepaid expenses and other current assets	456	(1,250)	260
Other assets	(31)	(2)	283
Accounts payable	(1,667)	3,823	(1,089)
Accrued expenses and other current liabilities	4,619	2,749	(450)
Deferred revenue	103	172	113
Net cash used in operating activities	(48,494)	(19,881)	(11,551)
Investing activities:
Payment to acquire net assets of World Energy	(8,188)	-	-
Purchase of eNow Convertible Note	(3,000)	-	-
Purchases of property and equipment	(3,641)	(145)	(28)
Net cash used in investing activities	(14,829)	(145)	(28)
Financing activities:
Proceeds from the issuance of subordinated convertible promissory notes	-	8,100	10,000
Repayments to the issuance of subordinated convertible promissory notes	-	(11,250)	-
Proceeds from paycheck protection program	-	1,100	-
Repayments to paycheck protection program	-	(1,100)	-
Proceeds from debt	-	-	2,500
Repayments of debt	(109)	(3,177)	(496)
Repayment of contingent consideration	-	(450)	-
Repayments under financing leases	(393)	-	-
Proceeds from revolving line of credit	-	2,500	(2,612)
Repayments of revolving line of credit	-	(2,500)	-
Proceeds from recapitalization of PIC shares	75	207,169	-
Proceeds from issuance of common stock	-	144,891	-
Proceeds of issuance costs in connection with term loans and revolving line of credit	-	-	(184)
Proceeds from exercise of stock options	230	114	10
Stockholder distribution	-	-	(10)
Proceeds from exercise of Public Warrants	85,555	884	-
Net cash provided by financing activities	85,358	346,281	9,208
Net increase in cash and cash equivalents and restricted cash	22,035	326,255	(2,371)
Cash, cash equivalents, and restricted cash at beginning of period	329,791	3,536	5,907
Cash, cash equivalents, and restricted cash at end of period	$351,826	$329,791	$3,536
Supplemental disclosure of cash flow information:
Cash paid for interest	$48	$389	$-
Supplemental disclosures of noncash investing and financing information:
Issuance of warrants	$-	$-	$38
Initial measurement of warrants assumed in connection with the Business Combination accounted for as liabilities	$-	$108,280	$-
Contingent and deferred consideration issued in connection with business combination	$-	$-	$1,650
Issuance of stock in asset acquisition	$-	$-	$109
Issuance costs in accrued expenses	$-	$-	$25
Settlement of warrant liability upon exercise of Public Warrants	$47,162	$-	$-
Settlement of warrant liability upon call of warrants	$591	$-	$-
Issuance of shares to former owners of WEES	$1,192	$-	$-
Conversion of convertible debt	$-	$17,446	$-
Retrospective recapitalization of stockholders’ equity	$-	$51,005	$-
Reduce derivative liability for extinguishment of convertible notes payable	$-	$(1,349)	$-
Increase derivative liability for issuance of convertible notes payable	$-	$5,637	$-
Reduce derivative liability for the conversion and repayment of the convertible notes payable	$-	$(8,526)	$-
Equipment financing	$271	$-	$-

See notes to consolidated financial statements.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 1. Organization and Description of Business

Description of Business: XL Fleet Corp. and its subsidiaries (“XL Fleet” or the “Company”) is a provider of fleet electrification solutions for commercial vehicles in North America, offering solutions for vehicle electrification (“Power Drive”) and energy efficiency infrastructure solutions such as vehicle charging stations through its XL Grid programs, as further described below. XL Fleet has over 4,450 electrified powertrain systems sold and driven over 181 million miles by over 245 fleets, as of December 31, 2021.

Merger and Reorganization: On December 21, 2020, (“Closing Date”) privately held XL Hybrids, Inc., a Delaware corporation, (“Legacy XL”) consummated the merger pursuant to that certain Agreement and Plan of Reorganization, dated as of September 17, 2020 (the “Merger Agreement”), by and among Pivotal Investment Corporation II (“Pivotal”), PIC II Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Pivotal (“Merger Sub”), and Legacy XL. Pursuant to the terms of the Merger Agreement, a business combination between Legacy XL and Pivotal was effected through the merger of Merger Sub with and into Legacy XL, with Legacy XL surviving as a wholly-owned subsidiary of Pivotal (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination, Pivotal Investment Corporation II changed its name to XL Fleet Corp.

Acquisition of World Energy: On May 17, 2021 (“Closing Date”), the Company acquired 100% of the membership interests of World Energy Efficiency Services, LLC (“World Energy”). World Energy provides turnkey energy efficiency, renewable technology, electric vehicle charging stations and other energy solutions throughout New England. The Company completed the acquisition to further the strategy of its XL Grid business to provide corporations and municipalities a means to reduce its carbon footprints and ready itself for the demands of electric fleet requirements (See Note 4).

COVID-19 Worldwide Pandemic: On March 11, 2020, the World Health Organization characterized the outbreak of the novel coronavirus (“COVID-19”) as a global pandemic and recommended containment and mitigation measures. Since then, extraordinary actions have been taken by international, federal, state, and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world. These actions include travel bans, quarantines, “stay-at-home” orders, and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations.

Consistent with the actions taken by governmental authorities, the Company has taken appropriately cautious steps to protect its workforce and support community efforts. As part of these efforts, and in accordance with applicable government directives, beginning in late March 2020, the Company implemented work from home policies where practical at its facilities. Effective December 31, 2021, all of the Company’s employees were working full-time from one of the Company’s five offices or from home. Current COVID-19 policies include universal facial covering requirements if not vaccinated, rearranging facilities to follow social distancing protocols, employees self-screening before going into the office, enhanced cleaning procedures, ability to go mask-free if proof of vaccination is provided to Human Resources, and strict quarantine protocols for any suspected or confirmed employee cases. However, the COVID-19 pandemic and the continued precautionary actions taken related to COVID-19 have adversely impacted, and are expected to continue to adversely impact, its operations, its contractors and the automotive original equipment manufacturers.

The Company has experienced, and expects to continue to experience, reduced operations and production line shutdowns at vehicle OEMs due to COVID-19, limitations on travel by the Company’s personnel and personnel of the Company’s customers, and future delays or shutdowns of vehicle OEMs or the Company’s suppliers.

The COVID-19 pandemic and the protocols and procedures the Company has implemented in response to the pandemic have caused some delays in operational activities. The full impact of the COVID-19 pandemic on its business and results of operations subsequent to December 31, 2021 will depend on future developments, such as the ultimate duration and scope of the outbreak and its impact on its operations and impact on its customers and industry partners.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies

Basis of consolidated financial statement presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying consolidated financial statements of the Company include the accounts of its wholly owned subsidiaries and variable interest entities, for which the Company is the primary beneficiary. Because the Company holds certain rights that provide the power to direct the activities of variable interests that most significantly impact the VIE economic performance, as well as to potentially receive benefits or the obligation to absorb potentially significant losses, the Company has a controlling interest in such VIEs. The Company reports its consolidated financial information as a single segment. All significant intercompany transactions have been eliminated in consolidation.

Emerging Growth Company: The Company was an “emerging growth company” under Jumpstart Our Business Act (the “JOBS Act”) until December 31, 2021, the date on which the company was deemed to be a large accelerated filer under the rules of the Securities Exchange Commission (“SEC”). Effective December 31, 2021, the Company was required to comply with new or revised accounting standards applicable to public companies. In addition, because the Company ceased to be an “emerging growth company” with its transition to large accelerated filer status as of December 31, 2021, the Company is also now subject to Section 404(b) of Sarbanes-Oxley Act of 2002 (“SOX”), which requires that its independent registered public accounting firm provide an attestation report on the effectiveness of the Company’s internal control over financial reporting for the first time in this Annual Report on Form 10-K, among other additional requirements.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of expenses during the reporting period. The Company’s most significant estimates and judgments involve inventory reserves, deferred income taxes, warranty reserves, valuation of share-based compensation, the valuation of warrant liability, the fair value of investment in convertible notes, and the valuation of business combinations, including the fair values and useful lives of acquired assets and assumed liabilities and the fair value of purchase consideration. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates, and such differences could be material to the Company’s financial statements.

Segment Information: The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who makes operating decisions, assesses performance and allocates resources on a consolidated basis. The CODM reviews financial information presented on a consolidated basis for the purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates as one operating and reportable segment.

Concentration of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and trade receivables. At times, such cash may be in excess of the FDIC limit. At December 31, 2021 and 2020, the Company had cash in excess of the $250 federally insured limit. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

With respect to trade receivables, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that the receivable credit risk exposure is limited. As of December 31, 2021, two customers accounted for approximately 74% and 11% of accounts receivable, net. As of December 31, 2020, one customer accounted for approximately 82% of accounts receivable, net.

For the year ended December 31, 2021, two customers accounted for approximately 78% of revenues. For the years ended December 31, 2020, one customer accounted for approximately 68% of revenues and for December 31, 2019 two customers accounted for approximately 65% of revenues.

Cash, cash equivalents, and restricted cash: The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents include cash held in banks and money market accounts. Cash equivalents are carried at cost, which approximates fair value due to their short-term nature. The Company’s cash and cash equivalents are placed with high-credit quality financial institutions and issuers, and at times exceed federally insured limits. To date, the Company has not experienced any credit loss relating to its cash and cash equivalents.

Restricted cash: Restricted cash held at December 31, 2021 and 2020, consists of $150 for a bank deposit required for a letter of credit which is reserved for the Company’s California lease.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash in the consolidated balance sheets to the total amount shown in the consolidated statements of cash flows:

	As of December 31,
	2021	2020
Cash and cash equivalents	$351,676	$329,641
Restricted cash	150	150
Total cash, cash equivalents, and restricted cash	$351,826	$329,791

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies, continued

Accounts receivable, net: Accounts receivable are stated at the gross invoice amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is maintained at a level considered adequate to provide for potential account losses on the balance based on management’s evaluation of the anticipated impact of current economic conditions, changes in the character and size of the balance, past and expected future loss experience, among other pertinent factors. As of December 31, 2021 and 2020, the Company’s allowance for doubtful accounts was $148 and $0 respectively.

Inventory, net: Inventory is comprised of raw materials, work in process and finished goods. Inventory is stated at the lower of cost or net realizable value. Cost of raw material inventories include the purchase and related costs incurred in bringing the products to their present location and condition. The Company uses consistent methodologies to evaluate inventory for net realizable value and periodically reviews inventories for obsolescence and any inventories identified as slow moving or obsolete are initially reserved for and then written-off. As of December 31, 2021 and 2020, the Company’s inventory reserve for obsolescence was $2,863 and $58, respectively. The increase in the inventory reserve at December 31, 2021 reflects decreased utilization in 2022 due to the Company’s plan to strategically reduce its hybrid offerings in 2022.

Fair value measurements: The Company follows the guidance in ASC Topic 820, “Fair Value Measurement”, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Company can access at the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Company’s judgment about the assumptions that market participants would use in pricing an asset or liability.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

See Note 15 for additional information on assets and liabilities measured at fair value.

The Company believes its valuation methods are appropriate and consistent with other market participants, however the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies, continued

Fair value measurements, continued:

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, contingent consideration liability, long-term debt and warrant liability. The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximates fair value because of the short-term nature of those instruments.

Prepaid expenses and other current assets: Prepaid expenses and other current assets include prepaid insurance, prepaid rent, and supplies, which are expected to be recognized or realized within the next 12 months.

Property and equipment, net: Property and equipment, net is stated at cost less accumulated depreciation, or if acquired in a business combination, at fair value as of the date of acquisition. Depreciation is calculated using the straight-line method, based upon the following estimated useful lives:

Equipment	5 years
Furniture and fixtures	3 years
Computer and related equipment	2 years
Software	2 years
Vehicles	5 years
Leasehold improvements	Lesser of useful life of the asset or remaining life of the lease

Improvements are capitalized, while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred. When property and equipment is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in the statement of operations as a component of other (expense) income, net.

Business combinations: The Company accounts for the acquisition of a business in accordance with ASC 805, Business Combinations (ASC 805). Amounts paid to acquire a business are allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The Company determines the fair value of purchase consideration, including contingent consideration, and acquired intangible assets based on detailed valuations that use certain information and assumptions provided by management. The Company allocates any excess purchase price over the fair value of the net tangible and intangible assets acquired to goodwill. The results of operations of acquired businesses are included in the financial statements from the date of acquisition forward. Acquisition-related costs are expensed in periods in which the costs are incurred.

The Company uses the income approach to determine the fair value of developed technology acquired in a business combination. This approach determines fair value by estimating the after-tax cash flows attributable to the respective asset over its useful life and then discounting these after-tax cash flows back to a present value. The Company bases its revenue assumptions on estimates of relevant market sizes, expected market growth rates, expected trends in technology and expected product introductions by competitors. Developed technology represents patented and unpatented technology and know-how.

Refer to Note 4 for discussion of the Company’s 2021 business combination.

Intangible assets, net: Intangible assets are initially recorded at fair value and stated net of accumulated amortization and impairments. The Company amortizes its intangible assets that have finite lives using either the straight-line method, or if reliably determinable, based on the pattern in which the economic benefit of the asset is expected to be utilized. Amortization is recorded over the estimated useful lives, which for developed technology is 4 years. The Company evaluates the recoverability of its definite lived intangible assets whenever events or changes in circumstances or business conditions indicate that the carrying value of these assets may not be recoverable based on expectations of future undiscounted cash flows for each asset group. If the carrying value of an asset or asset group exceeds its undiscounted cash flows, the Company estimates the fair value of the assets, generally utilizing a discounted cash flow analysis based on the present value of estimated future cash flows to be generated by the assets using a risk-adjusted discount rate. To estimate the fair value of the assets, the Company uses market participant assumptions pursuant to ASC 820, Fair Value Measurements.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies, continued

Impairment of long-lived assets: The Company reviews long-lived assets, including property and equipment and, intangible assets with definite lives, for impairment whenever events or changes in circumstances indicate that an asset group’s carrying amount may not be recoverable. The Company conducts its long-lived asset impairment analysis in accordance with ASC 360-10, Impairment or Disposal of Long-Lived Assets, which requires the Company to group assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the sum of the undiscounted future cash flows. If the undiscounted cash flows do not indicate the carrying amount of the asset group is recoverable, an impairment charge is measured as the amount by which the carrying amount of the asset group exceeds its fair value. During the years ended December 31, 2021, 2020 and 2019, no impairment indicators were identified.

Impairment of goodwill: Goodwill represents the excess of cost over the fair market value of net tangible and identifiable intangible assets of acquired businesses. Goodwill is not amortized but instead is annually tested for impairment, or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. The Company has recorded goodwill in connection with its historical business acquisitions.

The Company performs its annual goodwill impairment assessment at October 1 each fiscal year, or more frequently if events or circumstances arise which indicate that goodwill may be impaired. An assessment can be performed by first completing a qualitative assessment on the Company’s single reporting unit. The Company can also bypass the qualitative assessment in any period and proceed directly to the quantitative impairment test, and then resume the qualitative assessment in any subsequent period. Qualitative indicators that may trigger the need for annual or interim quantitative impairment testing include, among other things, deterioration in macroeconomic conditions, declining financial performance, deterioration in the operational environment, or an expectation of selling or disposing of a portion of the reporting unit. Additionally, a significant change in business climate, a loss of a significant customer, increased competition, a sustained decrease in share price, or a decrease in estimated fair value below book value may trigger the need for interim impairment testing of goodwill.

If the Company believes that, as a result of its qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. The quantitative test involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recorded as a reduction to goodwill with a corresponding charge to earnings in the period the goodwill is determined to be impaired. The income tax effect associated with an impairment of tax-deductible goodwill is also considered in the measurement of the goodwill impairment. Any goodwill impairment is limited to the total amount of goodwill.

The Company determines the fair value of its reporting unit using the market approach. Under the market approach method, the Company compared its book value to the fair value of its public float, utilizing the fair value of its common stock on the measurement date.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies, continued

Revenue: The Company’s revenue is derived from the sales of hybrid and plug-in hybrid electric powertrain systems, our Power Drive business, and turnkey energy efficiency, renewable technology, electric vehicle charging stations and other energy solutions (our “XL Grid” business). The Power Drive products are marketed and sold to end-user fleet customers and channel partners in the United States and Canada. The Company’s XL Grid solutions are marketed and sold to municipalities, corporations and other businesses and principally funded through energy incentives provided through public and private utilities. The XL Grid business consists of the operations acquired through the May 2021 World Energy acquisition. Sales of products and services are subject to economic conditions and may fluctuate based on changes in the industry, trade policies, financial markets, and funded energy incentives.

Revenue is recognized upon transfer of control to the customer, which occurs when the Company has a present right to payment, legal title has passed to the customer, the customer has the significant risks and rewards of ownership, and where acceptance is not a formality, the customer has accepted the product or service.

For the Power Drive products, in general, transfer of control is upon shipment of the equipment as the terms are FOB shipping point or equivalent, as the Company has no other promised goods or services in its contracts with customers. In limited instances, the Company provides installation services to end-user fleet customers related to the purchased hybrid electric powertrain equipment. When provided, these installation services are not distinct within the context of the contract due to the fact that the end-use fleet customer is purchasing a completed modification to its vehicles and therefore, the installation services involve significant integration to integrate the hybrid electric powertrain equipment with the customer’s vehicle. As a result, the hybrid electric powertrain equipment and installation services represent a single performance obligation within these contracts with customers. The Company recognizes the revenue for the equipment sale and installation service for Power Drive products at the same time, which is after the installation is complete. The Company has elected to treat shipping and handling activities related to contracts with channel partner customers for Power Drive products as costs to fulfill the promise to transfer the associated equipment and not as a separate performance obligation.

For the XL Grid solutions, in general, transfer of control is upon the acceptance and certification of project completion by both the end customer and the utility who is funding the energy incentives, representing a single performance obligation of the Company. Due to the short-term nature of projects (typically two to three weeks), the Company recognizes revenues from all XL Grid solutions activities at a point in time, when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and the Company has the right to payment for the transferred asset. The Company also assesses multiple contracts entered into by the same customer in close proximity to determine if the contracts should be combined for revenue recognition purposes. During the duration of a project for XL Grid solutions, all direct material and labor costs and those indirect costs related to the project are capitalized, and customer deposits are treated as liabilities. Once a project has been completed and the energy efficiency upgrades have been deemed to meet client specifications, capitalized costs are charged to earnings.

For both Power Drive and XL Grid solutions, when the Company’s contracts with customers contain multiple performance obligations, which is infrequent, the contract transaction price is allocated on a relative standalone selling price (SSP) basis to each performance obligation. The Company determines SSP based on observable selling prices for the sale of its systems. For extended warranties, the Company determines SSP based on expected cost plus margin. The Company establishes the margin based on review of market conditions and margins obtained by market participants for similar services. Any allocation of the transaction price required is determined at the contracts’ inception.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue is recorded based on the transaction price, which is solely made up of fixed consideration for its products and services. The Company does not adjust transaction price for the effects of a significant financing component when the period between the transfer of the promised good or service to the customer and payment for that good or service by the customer is expected to be one year or less. The Company has not identified any significant financing components to date. The Company’s sales can in certain instances include non-cash consideration in the form of the customer transferring to the Company, the customer’s rights to cash incentives from programs administered by municipalities related to hybrid vehicle programs that a customer is entitled to as a result of its purchase. The incentives are fixed amounts that are readily determinable. The Company values the non-cash consideration at its fair value, which generally is the amount of the Incentive.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies, continued

Revenue, continued:

Payment terms on invoices range from 30 to 60 days. The Company excludes from revenue any sales tax and other government-assessed and imposed taxes on revenue generating activities that are invoiced to customers.

The Company has elected to apply the practical expedient to expense costs to obtain contracts, which principally relate to sales commissions, at the time the liability is incurred when the expected amortization period is one year or less.

Warranties: Customers who purchase the Power Drives are provided limited-assurance-type warranties for equipment and work performed under the contracts. The warranty period typically extends for 3 years following transfer of control of the equipment. The warranties solely relate to correction of product defects during the warranty period, which is consistent with similar warranties offered by competitors. Therefore, the Company has determined that these warranties are outside the scope of ASC 606 and will continue to be accounted for under ASC 460, Guarantees. At the time of purchase of the equipment, customers may purchase from the Company an extended warranty for its equipment. The extended warranty commences upon the end of the assurance-based warranty period and is considered a separate performance obligation that represents a stand-ready obligation to perform warranty services after the assurance-type warranty expires. The transaction price allocated to the extended warranty is recognized ratably over the extended warranty period.

Customers of XL Grid solutions are provided limited-assurance-type warranties for a term of one year for installation work performed under its contracts. Warranties for equipment sold to customers are provided by the original equipment manufacturers.

For both Power Drives and XL Grid solutions, the Company accrues the estimated cost of product warranties for unclaimed charges based on historical experiences and expected results. Should product failure rates and material usage costs differ from these estimated revisions to the estimated warranty liability are required. The Company periodically assesses the adequacy of its recorded product warranty liabilities and adjusts the balances as required. Warranty expense is recorded as a component of cost of product revenue in the statements of operations.

Income taxes: The Company accounts for income taxes in accordance with ASC 740, Income Taxes, under which deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards. Deferred income taxes are provided for the temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating loss carry-forwards and credits. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statements of operations in the period in which the enactment rate changes. Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance if, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Uncertain tax positions taken or expected to be taken in a tax return are accounted for using the more likely than not threshold for financial statement recognition and measurement. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. For the years ended December 31, 2021, 2020 and 2019, there were no uncertain tax position taken or expected to be taken in the Company’s tax returns.

In the normal course of business, the Company is subject to regular audits by U.S. federal and state and local tax authorities. With few exceptions, the Company is no longer subject to federal, state or local tax examinations by tax authorities in its major jurisdictions for tax years before 2018. However, net operating loss carryforwards remain subject to examination to the extent they are carried forward and impact a year that is open to examination by tax authorities.

The Company did not recognize any tax related interest or penalties in the accompanying consolidated financial statements, but would record any such interest and penalties as a component of the provision for income taxes.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies, continued

Share-based compensation: The Company accounts for its share-based compensation awards in accordance with ASC Topic 718, Compensation-Stock Compensation. The Company issues stock-based awards to acquire common stock to employees, directors and non-employee consultants. Awards issued under the Company’s stock-based compensation plans include stock options, restricted stock units and restricted stock awards. Stock options, restricted stock units and restricted stock awards typically contain service based vesting conditions.

Stock Options

The Company uses the Black-Scholes option pricing model to determine the fair value of stock-based awards, and recognizes the compensation cost on a straight line basis over the requisite service period of the awards for employee, which is typically the four-year vesting period of the award, and effective contract period specified in the award agreement for non-employee.

The fair value of common stock is determined based on the closing price of the Company’s common stock on the New York Stock Exchange at each award grant date.

The determination of the fair value of share-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected life, risk- free interest rate and expected dividends. The Company does not have a history of trading in its common stock as it was not a public company until December 21, 2020, and as such volatility was estimated using historical volatilities of comparable public entities. The expected life of the awards is estimated based on a simplified method, which uses the average of the vesting term and the original contractual term. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected life of the awards. The dividend yield assumption is based on history and expectation of paying no dividends. Forfeitures are accounted for as they occur.

The fair value of stock options issued for the years ended December 31, 2021, 2020, and 2019 was measured with the following assumptions:

	2021	2020	2019
Expected volatility	78.1 – 88.2%	79.6 – 90.5%	70.0%
Expected term (in years)	6.25	6.2 – 10	6.1 – 10
Risk-free interest rate	0.1 – 1.3%	0.3 – 1.6%	1.4 – 3.0%
Expected dividend yield	0.0%	0.0%	0.0%

Restricted Stock Units

Restricted stock units generally vest over the requisite service periods (vesting on a straight–line basis). The fair value of a restricted stock unit award is equal to the fair market value of a share of the Company’s Common stock on the grant date. The Company accounts for the forfeiture of equity awards as they occur.

Warrant Liabilities: The Company evaluated the Public Warrants (“Public Warrants”) and Private Warrants (“Private Warrants”) (collectively, “Warrants”, which are discussed in Note 17) in accordance with ASC 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity”, and concluded that a provision in the Warrant Agreement related to such warrants (“Warrant Agreement”) related to certain tender or exchange offers precludes the Warrants from being accounted for as components of equity. As the Warrants met the definition of a derivative as contemplated in ASC 815, the Warrants were initially recorded at fair value as derivative liabilities on the Consolidated Balance Sheets and measured at fair value at each reporting date in accordance with ASC 820, “Fair Value Measurement”, with changes in fair value recognized in the Consolidated Statement of Operations in the period of change.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies, continued

Research and development expense: Research and development costs did not meet the requirements to be recognized as an asset as the associated future benefits were at best uncertain and there was no alternative future use at the time the costs were incurred. Research and development costs include, but are not limited to, costs incurred in performing research and development activities, including salaries, benefits, facilities, research- related overhead, sponsored research costs, contracted services, license fees, and other external costs.

Net income (loss) per share: Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of shares of common stock and potentially dilutive securities outstanding during the period determined using the treasury-stock and if-converted methods. For purposes of the diluted income (loss) per share calculation, stock options, restricted stock units, restricted stock and warrants are considered to be potentially dilutive securities. Potentially dilutive securities were excluded from the calculation of diluted income (loss) per share when their effect would be anti-dilutive.

Related parties: A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Recent accounting pronouncements issued and adopted:

In February 2016, the Financial Accounting Standards Board (“FASB”) issued a new Accounting Standards Update (“ASU”) , Accounting Standards Codification Topic 842, Leases (“ASC 842”), related to leases to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. Most significant among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. Under the new standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company adopted ASC 842 effective January 1, 2021 and as a result, the Company recorded a ROU asset and lease liability within its consolidated financial statements (See Note 12).

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, (“ASU 2019 - 12”) which is intended to simplify various aspects related to accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 is effective for the Company beginning January 1, 2021. The adoption of ASU 2019-12 did not have a material impact on the Company’s consolidated financial statements.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 2. Summary of Significant Accounting Policies, continued

Recent accounting pronouncements issued and adopted – continued

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments, (ASU 2016-13”)which, together with subsequent amendments, amends the requirement on the measurement and recognition of expected credit losses for financial assets held to replace the incurred loss model for financial assets measured at amortized cost and require entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 is effective for the Company beginning January 1, 2023. The adoption of ASU 2016-13 is not expected to have a material impact on the Company’s consolidated financial statements.

Note 3. Merger with Pivotal Investment Corporation II

On the Closing Date, pursuant to the Merger Agreement, Merger Sub merged with and into Legacy XL, with Legacy XL surviving as a wholly owned subsidiary of XL Fleet Corp. On the Closing Date, each outstanding share of common stock of Legacy XL (including each share of Legacy XL’s common stock issued as a result of the conversion of Legacy XL’s preferred stock and any conversion or exchange of Legacy XL’s convertible promissory notes) was converted into the right to receive 0.75718950 shares (“Exchange Ratio”) of Pivotal’s common stock, par value $0.0001 per share.

In connection with the consummation of the Business Combination, each outstanding share of Pivotal’s Class A common stock, par value $0.0001 per share (“Pivotal Class A Common Stock”), including (a) any shares of Pivotal’s Class B common stock, par value $0.0001 per share (“Pivotal Class B Common Stock”) that were converted into Pivotal Class A Common Stock in connection with the Merger and (b) any Pivotal units that were separated into the component securities, including Pivotal Class A Common Stock in connection with the Merger, was converted into one share of Common Stock. On the Closing Date, a number of purchasers (each, a “Subscriber”) purchased from the Company an aggregate of 15,000,000 shares of Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share and an aggregate purchase price of $150,000,000, pursuant to separate subscription agreements (each, a “Subscription Agreement” and the financing, the “PIPE”). Pursuant to the Subscription Agreements, the Company gave certain registration rights to the Subscribers with respect to the PIPE Shares. The sale of PIPE Shares was consummated concurrently with the Closing of the Merger. The Company assumed private placement warrants to purchase 4,233,333 shares of common stock, with an exercise price of $11.50 per share, and public warrants to purchase 7,666,667 shares of common stock, with an exercise price of $11.50 per share (See Note 15).

Immediately prior to the Closing Date XL Fleet Corp. filed its Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, pursuant to which, among other things, XL Fleet Corp. (i) changed its name from Pivotal to “XL Fleet Corp.”, (ii) increased the number of shares of Pivotal Class A Common Stock it is authorized to issue to 350,000,000 shares, (iii) removed the provisions for the Pivotal Class B Common Stock (all such shares of Pivotal Class B Common Stock converted into shares of Pivotal Class A Common Stock in connection with the Business Combination) so that the Pivotal Class B Common Stock ceased to exist and the Company now has a single class of common stock (such resulting stock, the “Common Stock”), and (iv) removed the various provisions applicable only to special purpose acquisition corporations.

Each of the options to purchase Legacy XL’s common stock, whether or not exercisable and whether or not vested, and each of the warrants to purchase Legacy XL’s common stock, in each case that was outstanding immediately prior to the effective time of the Business Combination, were assumed by XL Fleet Corp. on the Closing Date and converted into an option or warrant, as the case may be, to purchase a number of shares of Common Stock equal to the number of shares subject to such option or warrant immediately prior to the effective time multiplied by the Exchange Ratio, at an exercise price equal to the exercise price immediately prior to the effective time divided by the Exchange Ratio.

Holders of Legacy XL’s outstanding convertible promissory notes were entitled to elect conversion or repayment of the principal amount of such notes, with accrued interest to be converted into shares of Legacy XL common stock. Immediately prior to the consummation of the Business Combination, the holders of such notes elected to have Legacy XL pay in cash an aggregate principal amount of $11,250,000 of such notes within three business days of the Closing Date. On the Closing Date XL Fleet Corp. issued an aggregate of 1,715,918 shares of its Common Stock upon conversion of the remaining outstanding principal amount and accrued interest.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 3. Merger with Pivotal Investment Corporation II, continued

Immediately after the consummation of the Merger and prior to the consummation of PIPE, the former stockholders and option holders of Legacy XL owned, or held rights to acquire, approximately 75.2% of the fully-diluted common stock of Company, and Pivotal’s stockholders and option holders immediately prior to the Merger owned approximately 24.8% of the fully-diluted common stock of the Company. Based on the terms of the Merger, the transaction was treated as a reverse merger of the Company by Legacy XL. The merger was accounted for as a recapitalization of Legacy XL. Under this method of accounting, Pivotal was treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Legacy XL comprising the ongoing operations of the combined company, Legacy XL senior management comprising the senior management of the combined company, and that the former owners and management of Legacy XL have control of the board of directors of the combined company after the Merger. In accordance with guidance applicable to these circumstances, the Merger was considered to be a capital transaction in substance. Accordingly, for accounting purposes, the Merger was treated as the equivalent of the Company issuing shares for the net assets of Pivotal, accompanied by a recapitalization. The net assets of Pivotal will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the closing of the Merger will be those of the Company.

The following table reconciles the elements of the Business Combination to the consolidated statements of cash flows and the consolidated statement of changes in stockholders’ equity (deficit) for the year ended December 31, 2020 (in thousands):

Cash – Pivotal’s trust and cash (net of redemption)	$231,975
Cash – PIPE	150,000
Less: transaction costs and advisory fees paid	(29,915)
Net Business Combination and PIPE financing	$352,060

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 4. Business Combination

World Energy

On May 17, 2021, the Company acquired all of the issued and outstanding membership interests of World Energy, a privately-held, Massachusetts-based entity, and retained two of its principals and all of World Energy’s employees. World Energy is a direct-install energy efficiency services company (“ESCO”), serving commercial, industrial and institutional customers. World Energy enables utilities to meet their energy savings mandates by developing and executing energy efficiency projects. The acquisition of World Energy expanded the Company’s ability to deliver a comprehensive suite of energy savings services that enhances XL Grid’s solutions portfolio to include commercial and industrial EV charging, solar, and energy management services.

The total purchase price consideration, as adjusted, is $12,461 for the acquisition of World Energy. During the year ended December 31, 2021, the Company remitted to the sellers of World Energy additional cash of $76 in connection with the finalization of working capital adjustments. The as-adjusted purchase price consisted of the following components:

Cash of $8,496, as adjusted, consisting of the contractual purchase price of $8,000, plus working capital adjustments of an aggregate of $496.

●	The closing date issuance of 231,002 shares of the Company’s common stock, valued at the closing price of $6.23 per share as of May 17, 2021, for a total share fair value upon issuance of $1,439;

●	An obligation to issue 244,956 shares of the Company’s common stock to certain of the sellers and their advisors of World Energy, in three equal installments on the sixth, twenty-fourth and the thirtieth monthly anniversaries of the closing date. The closing date fair value was recorded at an aggregate amount of $1,526;

●	An obligation to pay in cash an earnout of $1,000 upon World Energy’s achievement for the calendar year 2021 of minimum annual revenues of $19,500. The payment of the earnout is due within 30 days following the completion of the audit of XL Fleet’s financial statements for the fiscal year ending December 31, 2021. World Energy met the revenue requirements and as such, the Company expects to pay the $1,000 earnout shortly after the filing of this annual report on Form 10-K.

The following details the final allocation of the purchase price consideration:

Cash	$8,000
Working capital adjustments	496
Fair value of 231,002 shares issued at closing	1,439
Fair value of the earnout	1,000
Portion of deferred obligation to issue shares of common stock	1,526
Total consideration	12,461

Less the fair value of assets acquired less liabilities assumed	(4,344)
Goodwill	$8,117

Included in assets acquired was cash of $308.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 4. Business Combination, continued

World Energy, continued

In connection with the acquisition of World Energy, the Company incurred an initial additional obligation to issue shares of its common stock to the three sellers, two of which also entered into employment agreements with the Company. Pursuant to the terms of the agreement, the Company was initially obligated to issue an aggregate of 448,050 shares of its common stock, issuable in three equal installments on November 17, 2021, on May 17, 2023 and on November 17, 2023, provided that seller/employee is employed by the Company at the date of issuance. If the seller/employee is not employed at such issuance date, the shares attributable to that seller/employee are forfeited. The Company determined that under relevant accounting guidance that this obligation to issue shares would be accounted for as compensation and not as purchase price consideration. Accordingly, the fair values of each of the three compensation share obligations are accreted as compensation over each relevant compensation period. For the year ended December 31, 2021, the Company recorded selling, general and administration expense of $1,049 related to this obligation.

On November 17, 2021, the Company issued 231,002 shares of its common stock pursuant to this share obligation to the three sellers.

The initial transaction with World Energy included an outstanding PPP loan of $507 that was incorporated in the liabilities assumed. During the third quarter of 2021, the PPP loan was forgiven in full which resulted in an additional payment to the sellers of World Energy. Consequently, the fair value of assets acquired less liabilities assumed was adjusted by the entire amount of the PPP loan that was forgiven, with a corresponding reduction in goodwill.

The Company has accounted for this acquisition as a business combination under ASC Topic 805 “Business Combinations.” The acquisition method requires, among other things, that assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date. The fair values of the assets acquired and liabilities assumed by major class were recognized as follows:

Amount
Cash	$308
Accounts receivable	3,585
Inventory, net	1,282
Prepaid expenses and other current assets	100
Property and equipment, net	173
Intangible assets, net	1,560
Right-of-use asset	145
Goodwill	8,117
Other assets	12
Accounts payable	(1,096)
Lease liability, current	(56)
Accrued expenses and other current liabilities	(1,297)
Deferred revenue	(283)
Lease liability, non-current	(89)
Total purchase consideration	$12,461

The acquired intangible assets of $1,560 represents to the fair value of customer relationships which is amortized over three years.

The estimated fair value of the intangible asset acquired was determined based on the income approach to measure the fair value of the customer relationships. This fair value measurement was based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 4. Business Combination, continued

World Energy, continued

Goodwill represents the excess of the purchase consideration over the estimated acquisition date fair value of the net tangible and intangible assets acquired. Goodwill is primarily attributable to expected post-acquisition synergies from integrating World Energy’s assembled workforce, products and processes into the Company’s product offerings. Goodwill recorded is not deductible for income tax purposes.

Supplemental disclosure of pro forma information:

The following unaudited pro forma financial information presents the combined results of the operations of XL Fleet and World Energy as if the acquisition of World Energy had occurred as of January 1, 2019. The unaudited pro forma financial information is not necessarily indicative of what the consolidated results of operations actually would have been had the respective acquisitions been completed on January 1, 2019. In addition, the unaudited pro forma financial information does not purport to project the future results of operations of the combined Company.

The following table presents the Company’s pro forma combined results of operations for the years ended December 31, 2021, 2020, and 2019:

	2021	2020	2019
Revenues	$23,349	$38,230	$27,137
Net (loss) income	$29,617	$(59,216)	$(13,476)
Per share amounts: Net (loss) income per share – basic	$0.21	$(0.70)	$(0.17)
Net loss per share - diluted	$0.20	$(0.70)	$(0.17)

The above pro forma information includes pro forma adjustments to remove the effect of the following non-recurring transactions:

1.)	Non-recurring merger expenses of $498 were added back for the year ended December 31, 2021.

2.)

Elimination of interest expense associated with debt that was repaid in the acquisition of World Energy of $37 for the year ended December 31, 2021, $94 for the year ended December 31, 2020 and $99 for the year ended December 31, 2019.

Note 5. Settlement of Contingent Consideration Quantum

On October 4, 2019, pursuant to the terms of an asset purchase agreement, the Company acquired certain assets of Quantum Fuel Systems, LLC (“Quantum”) The purchase consideration included deferred payments or share issuances upon certain milestones being met.

The final payments to the sellers of Quantum were:

●	A cash payment of $450 paid on December 31, 2020 upon meeting a workforce retention milestone.

●	Second milestone event was met on November 19, 2021 upon the achievement of certain product development criteria as outlined in the asset purchase agreement. In connection with having achieved the second milestone, in February 2022 the Company paid cash consideration of $475 and issued 50,000 shares of the Company’s common stock.

●	Third milestone event was met on November 19, 2021 upon the successful demonstration of a prototype as outlined in the asset purchase agreement. In connection with having achieved the third milestone, in February 2022 the Company paid cash consideration of $475 and issued 50,000 shares of the Company’s common stock.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 6. Revenue

The following table represents the Company’s revenues for the years ended December 31, 2021, 2020 and 2019, respectively, disaggregated, by sales channel.

Disaggregation of revenue:

	2021	2020	2019

Revenue from the sale of Power Drives:
Revenue direct to customers	$1,373	$4,013	$3,263
Revenue through channel partners	1,466	16,325	3,952

Revenue from the sale of XL Grid solutions – which are sold direct to customers	12,761	-	-
Total revenue	$15,600	$20,338	$7,215

Remaining performance obligations: At December 31, 2021, 2020 and 2019, there was approximately $237, $305 and $133 in deferred revenue related to unsatisfied extended warranty performance obligations, respectively. During the year ended December 31, 2021, the Company recognized revenue of $128 from the December 31, 2020 deferred revenue balance. There was no deferred warranty revenue recognized for the years ended December 2020 and 2019, respectively.

Contract Balances: The timing of revenue recognition, billings and cash collections results in billed trade accounts receivable, and deferred revenue (contract liabilities) on the consolidated balance sheets. In addition, the Company defers certain costs incurred to obtain a contract (contract costs).

Costs to obtain a contract: Sales commissions paid to internal sales personnel, as well as associated payroll taxes and retirement plan contributions (together, sales commissions and associated costs) that are incremental to the acquisition of customer contracts, are capitalized as contract acquisition cost on the balance sheet when the period of benefit is determined to be greater than one year. In instances where an extended warranty is sold, the period of benefit would extend beyond 12 months and therefore, the practical expedient would not be met for those contracts and require capitalization of the related costs to obtain those contracts. The Company has elected to allocate the capitalized commissions to performance obligations on a relative basis (i.e., in proportion to the transaction price allocated to each performance obligation) to determine the period of amortization. As a result, substantially all of the commission is allocated to the combined equipment and installation performance obligation and is amortized upon transfer of control of this performance obligation, which typically occurs in the same period in which commission liability is incurred. Total commission expense recognized during the years ended December 31, 2021, 2020 and 2019 was $834, $105 and $226, respectively. There were no capitalized commissions during the periods ended December 31, 2021 and 2020.

Warranties: The Company accrues estimated warranty costs at the time of sale related to its assurance- type warranties. In general, for the sales of Power Drives, manufactured products are warranted for the shorter of three years or 75,000 miles against defects in material and workmanship when properly used for their intended purpose, installed correctly and appropriately maintained. For the XL Grid solutions, projects are warranted for one year. The amount of the accrued warranty liability is estimated based on historical claims rates and warranty fulfillments costs adjusted for any expected changes in fulfillment costs. Warranty charges in 2021 include a charge of $965 related to faults identified in certain Power Drive products based on the Company’s review of data gathered on the performance of its existing systems on the road.

The following is a roll-forward of the Company’s accrued warranty liability:

	2021	2020
Balance at the beginning of the period	$1,735	$1,009
Acquisition date accrual for World Energy acquisition	25	-
Accrual for warranties issued	346	912
Accrual of additional warranty obligations	965	-
Warranty fulfillment charges	(524)	(186)
Balance at the end of the period	$2,547	$1,735

The warranty liability is included in accrued expenses and other current liabilities on the consolidated balance sheets.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 7. Property and Equipment

Property and equipment consisted of the following at December 31:

	As of December 31,
	2021	2020

Equipment	$1,437	$647
Furniture and fixtures	222	91
Computers	412	30
Software	500	359
Vehicles	902	622
Leasehold improvements	267	170
XL Grid projects not yet in service	1,593	-
	5,333	1,919
Less accumulated depreciation	(1,838)	(1,340)

Property and equipment, net	$3,495	$579

Depreciation expense on property and equipment, was $653, $406 and $265 for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 8. Intangibles

Intangible assets consist of:

●	Developed technology acquired during 2019 with a gross value of $863 that is being amortized over a useful life of four years and that has accumulated amortization of $485, as of December 31, 2021,

●	Sponsorship agreement contracted during 2021 with a gross value of $500 that is being amortized over a useful life of one year and has accumulated amortization of $250 as of December 31, 2021, and

●	The initial direct cost related to customer energy efficiency agreement acquisition costs of $1,560 that is being amortized over three years and has accumulated amortization of $325.

Approximate annual aggregate amortization expense of the intangibles for the years subsequent to December 31, 2021 is as follows:

Year ending December 31:
2022	986
2023	682
2024	195
Total amortization	$1,863

Amortization expense recognized on intangible assets was $791, $216 and $72 for the years ended December 31, 2021, 2020 and 2019, respectively.

Note 9. Purchase of Convertible Note

On July 15, 2021, XL Fleet made an investment of $3,000 into eNow, a developer of solar and battery power systems that is developing fully-electric transport refrigeration units (“eTRUs”) for Class 8 commercial trailers. In exchange for the investment, eNow issued to the Company a convertible debenture (the “eNow Convertible Note”) dated July 15, 2021 (the “Issuance Date”) in the original principal amount of $3,000, at the rate of 8% per annum and due on December 31, 2022.  The investment was classified as an available-for-sale security.  After reviewing the status of eNow’s financial condition on December 31, 2021, the Company determined that the investment in the eNow Convertible Note was fully impaired and as such recorded a charge of $3,000, reflected within other (income) expense as impairment of investment in the consolidated statements of operations. As discussed below, XL Fleet had an option to purchase eNow. If XL Fleet did not exercise this option, under certain circumstances the eNow Convertible Note would be converted on such date into Series B preferred stock. Interest on the outstanding principal sum of the eNow Convertible Note would commence accruing on the Issuance Date and computed on the basis of a 365-day year. The eNow Convertible Note did not convert at December 31, 2021.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Pursuant to the terms of the eNow Convertible Note agreement, XL Fleet had the right to acquire eNow at a pre-determined valuation and had a right of first refusal with respect to competing offers to acquire eNow. In the fourth quarter of 2021, the Company notified eNow that it would not exercise its option to purchase eNow, which expired unexercised on December 31, 2021. In addition to the terms described above, on July 15, 2021 (“Effective Date”), XL Fleet entered into a Development and Supply Agreement (the “Development and Supply Agreement”) with eNow, whereby XL Fleet was made the exclusive provider of high voltage batteries and associated power systems for use in eNow eTRUs. The Company considered the existence of adverse conditions regarding the global supply chain crisis (chips, electronic hardware) that causes further impediments to eNow being able to execute on its business plan. XL Fleet evaluated the supply chain issues, specifically the lack of availability of batteries from third party suppliers. During the three months ended December 31, 2021, the supply chain issues worsened, and in particular the lack of availability of batteries from third party suppliers. These worsened conditions, in the Company’s opinion, negatively impacted eNow’s prospects and financial condition. In January 2022, due to the ongoing supply chain issues, the Company notified eNow of its intention to terminate the Development System Agreement (See Note 15).

Note 10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following at December 31, 2021 and 2020:

	2021	2020
Accrued warranty costs	$2,548	$1,735
Accrued compensation and related benefits	2,254	1,001
Contingent purchase price consideration – Quantum	1,950	926
Deferred purchase price consideration – World Energy	278	-
Accreted contingent compensation to sellers – World Energy	1,000	-
Professional fees	949	723
Accrued settlements	494
Accrued expenses, other	2,383	216
	$11,856	$4,601

Certain prior year amounts have been reclassified to conform to current year presentation.

Note 11. New Markets Tax Credit Financing

On March 4, 2015, the Company entered into a financing transaction with U.S. Bancorp Community Development Corporation (U.S. Bank) under a qualified New Markets Tax Credit (“NMTC”) program related to the operation of the Company’s facility in Quincy, Illinois. The NMTC program was provided for in the Community Renewal Tax Relief Act of 2000 (the Act) and is intended to encourage capital investment in qualified lower income communities. The Act permits taxpayers to claim credits against their Federal income taxes for up to 39% of qualified investments in the equity of community development entities (CDEs). CDEs are privately managed investment institutions that are certified to make qualified low-income community investments.

In connection with the financing, the Company made two loans totaling $10,454 to federal ($6,455 at 1.51%) and state ($3,999 at 1.53%) NMTC investment funds (the Investment Funds). Simultaneously, U.S. Bank made an equity investment of $4,995 to the Investment Funds and, by virtue of such contribution, is entitled to substantially all of the tax benefits derived from the NMTC. For compliance with the NMTC rules, principal payments on the loan would not begin until June 10, 2025 (the NMTC rules prohibit principal payments during the 7-year term of the NMTC arrangement). The maturity date on the loans would have been December 31, 2044.

The Investment Funds then contributed the loan proceeds to a CDE, which, in turn, loaned combined funds of $15,000, net of debt issuance costs of $546, to XL Hybrid Quincy, LLC, a wholly-owned subsidiary of the Company, at an interest rate of 1.15% per year with a maturity date of March 4, 2045. These loans are secured by the leasehold improvements and equipment at the facility in Quincy, Illinois. Repayment of the loans would have commenced March 10, 2025. The proceeds from the loans from the CDE were used to partially fund the build-out of the facility in Quincy, Illinois.

The transaction includes a put/call feature whereby, at the end of the seven-year NMTC compliance period, the Company may be obligated or entitled to repurchase U.S. Bank’s equity interest in the Investment Funds. U.S Bank exercised the put option in January 2022 the end of the recapture period. The value attributable to the put/call is anticipated to be nominal. The NMTC is subject to 100% recapture for a period of seven years as provided in the Internal Revenue Code. The Company is required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Non-compliance with applicable requirements could have resulted in US Bank’s projected tax benefits not being realized and, therefore, could have required the Company to indemnify US Bank for any loss or recapture of NMTCs related to the financing. The Company has determined that no credit recapture was required in connection with this financing arrangement.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 11. New Markets Tax Credit Financing, continued

The Company has determined that the financing arrangement with the Investment Fund and CDEs contains a variable interest entity (“VIE”). This conclusion was reached based on the following:

●	The ongoing activities of the Investment Fund – collecting and remitting interest and fees and NMTC compliance – were all considered in the initial design and are expected to significantly affect the economic performance throughout the life of the Investment Fund;

●	management considered the contractual arrangements that obligate the Company to comply with NMTC rules and regulations, deliver tax benefits, and provide various other guarantees to the structure;

●	U.S. Bank’s lack of a material interest in the underlying economics of the project as a result of the guarantees, indemnifications, and put/call options; and

●	the fact that the Company is obligated to absorb losses of the Investment Fund.

As such, the Company concluded that it is the primary beneficiary of the VIE and consolidated the Investment Fund, as a VIE, in accordance with the accounting standards for consolidation. Because the Company consolidates an entity from which it has an approximately $10,500 loan receivable and consolidates an entity to which it owes an approximately $15,000 loan payable, these two balances partially eliminate against each other in consolidation. The $4,995 in net proceeds received in exchange for the transfer of tax credits were deferred and will be recognized by the Company when the tax benefits have been fully earned and delivered to US Bank without risk of recapture.

During the years ended December 31, 2021 and 2020, the Company amortized debt issuance costs related to the NMTC of $72 and $78, respectively. The unamortized balance of debt issuance costs as of December 31, 2021 and 2020 was $20 and $91, respectively.

On January 14, 2022, the NMTC financing arrangement was terminated and settled, with the note receivable of $15,000 (owed by XL Hybrid Quincy) being transferred to XL Hybrids LL in payment of the $10,500 note receivable. Both notes were retired resulting in a gain on forgiveness of debt of approximately $4,500.

Note 12. ROU Assets and Lease Liabilities

XL Fleet has entered into operating and finance leases as the lessee of office space, R&D and manufacturing facilities, and vehicles. On January 1, 2021 (“Effective Date”), the Company adopted FASB ASC 842, which increases transparency and comparability by recognizing a lessee’s rights and obligations resulting from leases by recording them on the balance sheet as lease assets and lease liabilities. The new guidance requires the recognition of the right-of-use (“ROU”) assets and related operating and finance lease liabilities on the balance sheet. The Company adopted the new guidance using the modified retrospective approach on January 1, 2021. As a result, the consolidated balance sheet as of December 31, 2020 was not restated and is not comparative.

The adoption of ASC 842 resulted in the recognition of operating ROU assets of $3,481 and operating lease liabilities of $3,481 on the Company consolidated balance sheet as of January 1, 2021. The adoption of ASC 842 resulted in the recognition of finance ROU assets of $897 and finance lease liabilities of $897 on the Company’s consolidated balance sheet as of January 1, 2021.

The Company elected the package of practical expedients permitted within the standard, which allow an entity to forgo reassessing (i) whether a contract contains a lease, (ii) classification of leases, and (iii) whether capitalized costs associated with a lease meet the definition of initial direct costs. Also, the Company elected the expedient allowing an entity to use hindsight to determine the lease term and impairment of ROU assets and the expedient to allow the Company to not have to separate lease and non-lease components. The Company has also elected the short-term lease accounting policy under which the Company would not recognize a lease liability or ROU asset for any lease that at the commencement date has a lease term of twelve months or less and does not include a purchase option that the Company is more than reasonably certain to exercise.

For contracts entered into on or after the Effective Date, at the inception of a contract the Company will assess whether the contract is, or contains, a lease. The Company’s assessment is based on: (i) whether the contract involves the use of a distinct identified asset, (ii) whether the Company obtained the right to substantially all the economic benefit from the use of the asset throughout the period, and (iii) whether the Company has the right to direct the use of the asset. Leases entered into prior to January 1, 2021, which were accounted for under ASC 840, were not reassessed for classification.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 12. ROU Assets and Lease Liabilities, continued

For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments. For finance leases, the lease liability is initially measured in the same manner and date as for operating leases, and is subsequently presented at amortized cost using the effective interest method. The Company generally uses its incremental borrowing rate as the discount rate for leases, unless an interest rate is implicitly stated in the lease. The present value of the lease payments is calculated using the incremental borrowing rate for operating and finance leases, which was determined using a portfolio approach based on the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The lease term for all of the Company’s leases includes the noncancelable period of the lease plus any additional periods covered by either a Company option to extend the lease that the Company is reasonably certain to exercise, or an option to extend the lease controlled by the lessor. All ROU assets are reviewed periodically for impairment.

Lease expense for operating leases consists of the lease payments plus any initial direct costs and is recognized on a straight-line basis over the lease term. Lease expense for finance leases consists of the amortization of the asset on a straight-line basis over the shorter of the lease term or its useful life and interest expense determined on an amortized cost basis, with the lease payments allocated between a reduction of the lease liability and interest expense.

The Company’s operating leases are comprised primarily of office space and R&D and manufacturing facilities. Finance leases are comprised primarily of vehicle leases. Balance sheet information related to our leases is presented below (ASC 842 was adopted on January 1, 2021):

	December 31, 2021	January 1, 2021	December 31, 2020
Operating leases:
Right-of-use assets	$3,443	$3,481	$–
Lease liability, current	451	469	–
Lease liability, non-current	3,056	3,012	–
Finance leases:
Right-of-use assets	1,121	897	–
Lease liability, current	449	265	–
Lease liability, non-current	543	632	–

Other information related to leases is presented below:

For the Year Ended December 31,
2021
Other information:
Operating lease cost	$855

As of December 31,
2021
Operating cash flows from operating leases	$791
Weighted-average remaining lease term – operating leases (in months)	82.7
Weighted-average discount rate – operating leases	9.7%

As of December 31, 2021, the annual minimum lease payments of our operating lease liabilities were as follows:

For The Years Ending December 31,
2022	770
2023	730
2024	694
2025	709
2026	555
Thereafter	1,416
Total future minimum lease payments, undiscounted	4,874
Less: imputed interest	(1,367)
Present value of future minimum lease payments	$3,507

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 13. Note Payable

Paycheck Protection Program Loan

In March 2021, World Energy entered into a Promissory Note (the “PPP Note”) with Boston Private Bank & Trust Company as the lender (the “Lender”), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the “PPP Loan”) offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $507 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). This loan was forgiven by the SBA during July 2021and the Company recorded the forgiveness as an opening balance sheet adjustment in conjunction with the acquisition of World Energy. (See Note 4).

Note 14. Debt

At December 31, 2021 and 2020, the carrying value of debt was as follows:

	As of December 31,
	2021	2020
Vehicle financing agreements	$99	$208
Total debt obligations, net of deferred financing costs	99	208
Less: current portion of debt	78	110
Debt – net of current portion	$21	$98

Bank term loan and revolver: Effective December 10, 2018, and as amended on November 19, 2019, August 12, 2020 and December 1, 2020, the Company entered into a Loan and Security Agreement for a revolving line of credit (Revolver) and term loan (Term Loan) with Silicon Valley Bank. The revolving line of credit bore interest at a floating per annum rate equal to the greater of (i) the prime rate plus 4.50% or (ii) a fixed rate of 7.75%. On December 23, 2020, the revolver was repaid in full.

In connection with the amendment to the Loan and Security Agreement executed in November 2019, the Company secured access to an additional term loan (Growth Capital Term Loan). The Term Loan and the Growth Capital Term Loan were repaid on December 23, 2020.

Convertible notes payable: In January 2020, the Company’s Board of Directors approved the issuance of subordinated convertible promissory notes up to an additional $13,000 and the amendment to the existing subordinated convertible promissory notes such that they contain the same terms as the 2020 notes. During the year ended December 31, 2020, the Company issued subordinated convertible promissory notes in the amount of $8,100. The notes mature at the earlier of (i) February 6, 2021 or (ii) the date of a change of control as defined in the note agreements. Upon a change of control, the Company is required to repay all outstanding principal and interest and a 100% premium on the outstanding principal balance of each note. Under the terms of the agreements, upon a qualifying financing event occurring after July 31, 2020, the convertible promissory notes and accrued interest would be convertible at 70% of the price per share paid generally by cash investors in such qualifying financing.

During the year ended December 31, 2020, the Company incurred a loss on extinguishment of $1,038 in connection with the amendment of $10,000 in face value of convertible notes. Specifically, during February of 2020, the Company entered into amendments of the convertible loan agreements with these note holders to extend the maturities to February 2021. The Company computed the discounted cash flows from these convertible notes as of the date of the amendment, both before and after the amendment. The Company determined that there was a greater than 10% change in the present value of these cash flows, and as such, the amendment qualified as an extinguishment. Pursuant to the relevant accounting guidance, the Company recorded a loss on extinguishment of debt of $1,038.

The Company assessed these embedded features and determined that they were not considered clearly and closely related to the host notes, and met the definition of a derivative. Therefore, these embedded features were all required to be bifurcated from the notes and accounted for separately as a combined derivative liability. The Company estimated the fair value of the combined derivative liability which was recorded as a liability and as a discount net against the subordinated convertible notes. The Company was required to remeasure the combined derivative liability to its then fair value at each subsequent balance sheet date, through an adjustment to current earnings (See Note 15 for further details on the Company’s fair value measurements).

The debt discount was amortized over the term of the associated debt agreement utilizing the effective interest method. The Company recorded $4,497 in amortization of these discounts as a component of interest expense during the year ended December 31, 2020.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 14. Debt, continued

Convertible notes payable, continued:

On December 21, 2020, the convertible notes and accrued interest were settled with the payment in cash of convertible notes in the amount of $11,250 and the issuance of 1,715,918 shares upon the conversion of convertible notes into principal and accrued interest of $6,850 and $1,709, respectively.

Vehicle financing agreements: The Company has entered into several vehicle financing agreements with various lenders with maturities ranging from 2020 to 2025. Interest rates on these agreements range from 2.95% to 10.00%. Each agreement is collateralized by the equipment purchased.

Note 15. Fair Value Measurements

Mark-to-Market Measurement

The investment in the eNow Convertible Note was valued based upon a revenue multiple enterprise valuation. The contingent consideration related to the acquisition of Quantum Fuel Systems LLC (“Quantum”) and the earnout - World Energy were valued based upon the present value of the expected contingent consideration. The fair value of obligation to issue shares of common stock to the sellers of World Energy was based on the closing price of XL’s Common Stock on the reporting date.

The Public Warrants were traded under the symbol XL.WS and the fair values were based upon the closing price of the Public Warrants at each measurement date. The Private Warrants were valued using a Black-Scholes model, pursuant to the inputs provided in the table below:

	Mark-to-Market Measurement at	Mark-to-Market Measurement at
	December 31,	December 31,
Input	2021	2020
Risk-free rate	1.111%	0.36%
Remaining term in years	3.98	4.98
Expected volatility	88.77%	95.4%
Exercise price	$11.50	$11.50
Fair value of common stock	$3.31	$23.73

The following table sets forth the Company’s assets and liabilities which are measured at fair value on a recurring basis by level within the fair value hierarchy:

	Fair Value Measurements as of December 31, 2021
	Level I	Level II	Level III	Total

Asset:
Investment in eNow Convertible Note	$-	$-	$-	$-

Liability:
Private Warrants	$-	$-	$5,404	$5,404
Contingent consideration – Quantum	$-	$-	$1,950	$1,950
Earnout – World Energy	$-	$-	$1,000	$1,000
Fair value of obligation to issue shares of common stock to sellers of World Energy	$-	$-	$541	$541

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 15. Fair Value Measurements, continued

	Fair Value Measurements as of December 31, 2020
	Level I	Level II	Level III	Total

Liability:
Public Warrants	$62,100	$-	$-	$62,100
Private Warrants	$-	$-	$81,195	$81,195
Contingent consideration – (Quantum)	$-	$-	$1,849	$1,849

During the year ended December 31, 2021, 7,441,020 Public Warrants were exercised, which resulted in the issuance of 7,441,020 shares of the Company’s Common Stock, generating cash proceeds of $85,555 and 225,647 Public Warrants were called at $0.01 per warrant. No Public Warrants remain outstanding as of December 31, 2021.

The following is a roll forward of the Company’s Level 3 instruments:

	For the Years Ended December 31, 2021 and 2020
	Asset	Liability
Balance, January 1, 2020	$-	$2,852
Reduce derivative liability for extinguishment of convertible notes payable	-	(1,349)
Increase derivative liability for issuance of convertible notes payable	-	5,637
Private Placement Warrants assumed in connection with the Business Combination	-	65,193
Fair value adjustments- Derivatives	-	2,889
Fair value adjustments- Contingent consideration	-	796
Fair value adjustments- Private Placement Warrants	-	16,002
Reduce derivative liability for conversion and repayment of convertible notes	-	(8,526)
Reduce contingent consideration for cash payment of a portion of obligation	-	(450)
Balance, December 31, 2020	-	83,044
Obligation to issue shares of common stock to sellers of World Energy	-	1,526
Fair value adjustment – Quantum contingent consideration	-	101
Fair value adjustments – Warrant liability	-	(75,790)
Fair value adjustments – World Energy	-	(565)
Partial settlement of World Energy contingent consideration		(421)
Purchase of eNow Convertible Note at fair value	3,000	-
Reserve for investment in convertible note	(3,000)	-
Earnout – World Energy	-	1,000
Balance, December 31, 2021	$-	$8,895

Note 16. Stockholders’ Equity

Common stock: At December 31, 2021, the Company has authorized a total of 350,000,000 shares of Common Stock. The holders of Common Stock are entitled to vote on all matters and are entitled to the number of votes equal to the number shares of Common Stock held. Common stockholders are entitled to dividends when and if declared by the Board of Directors.

The following shares of Common Stock are reserved for future issuance as of December 31, 2021:

Warrants issued and outstanding	4,239,450
Restricted stock units issued and outstanding	606,638
Stock options issued and outstanding	9,737,292
Authorized for future grant of equity instruments under 2020 Equity Incentive Plan	11,003,180
Total	25,586,560

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 17. Warrants

Legacy XL Common Stock Warrants:

During the year ended December 31, 2020, the Company issued 4,995,584 shares of Common Stock pursuant to the exercise of warrants which resulted in cash proceeds to the Company of $884.

During the year ended December 31, 2021, 243,000 Legacy XL Warrants were exercised, which resulted in the issuance of 233,555 shares of the Company’s common stock, in a cashless exercise.

A summary of the warrant activity for the years ended December 31 was as follows:

		Weighted Average
Warrants	Shares	Exercise Price
Outstanding at January 1, 2020	5,091,970	$0.26
Issued	177,229	0.70
Exercised	(5,020,082)	0.34
Outstanding at January 1, 2021	249,117	$0.76
Issued	-	-
Exercised	(243,000)	0.76
Outstanding at December 31, 2021	6,117	$0.76
Exercisable at December 31, 2021	6,117	$0.76

Note 18. Share-Based Compensation Expense

Share-based compensation expense for stock options, restricted stock awards and restricted stock units for the years ended December 31, 2021, 2020 and 2019 was $7,881, $978 and $208, respectively. As of December 31, 2021, there was $6,423 of unrecognized compensation cost related to stock options which is expected to be recognized over the remaining vesting periods, with a weighted-average period of 2.7 years.

Stock Options

During the years ended December 31, 2021 and 2020, the Company issued 1,232,844 and 2,738,912 options, respectively, to certain employees and board members that will vest over a period of one to four years.

A summary of stock option award activity for the year ended December 31, 2021 was as follows:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term

Outstanding at December 31, 2019	10,087,296	0.25	7.4
Granted	2,738,912	1.76
Exercised	(488,860)	0.24
Cancelled or forfeited	(1,362,124)	0.74
Outstanding at December 31, 2020	10,975,224	$0.57	7.6
Granted	1,232,844	6.89
Exercised	(1,032,819)	0.22
Cancelled or forfeited	(1,437,957)	0.66
Outstanding at December 31, 2021	9,737,292	$1.40	7.2
Exercisable at December 31, 2021	7,380,232	$0.47	6.9

The aggregate intrinsic value of stock options outstanding as of December 31, 2021 was $24,777. The aggregate intrinsic value of stock options exercisable as of December 31, 2021 was $20,967. Cash received from options exercised for the years ended December 31, 2021, 2020 and 2019 was $229, $114 and $10, respectively.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 18. Share-Based Compensation Expense, continued

Restricted Stock Awards

The fair value of restricted stock awards is estimated by the fair value of the Company’s Common Stock at the date of grant. Restricted stock activity during the year ended at December 31, 2021 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share

Non-vested, at December 31, 2019	446,332	0.24
Granted	25,309	9.21
Vested	(25,309)	9.21
Non-vested, at December 31, 2020	446,332	$0.24
Granted	-	-
Vested	-	-
Cancelled or forfeited	-
Non-vested, at December 31, 2021	446,332	$0.24

Restricted Stock Units

At December 31, 2021, the Company has 604,433 restricted stock units outstanding to certain employees and board members that will vest over a period of one to four years.

The fair value of restricted stock unit awards is estimated by the fair value of the Company’s Common Stock at the date of grant. Restricted stock activity during the year ended at December 31, 2021 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share

Non-vested, at beginning of period	-	$-
Granted	651,326	6.38
Vested	(13,524)	14.17
Cancelled or forfeited	(33,369)	8.92
Non-vested, at end of period	604,433	$6.06

As of December 31, 2021, 2,205 restricted stock units have vested that had not yet been settled into shares of Common Stock.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 19. Income Taxes

Net deferred income tax assets consist of the following components as of December 31, 2021, 2020 and 2019:

	2021	2020	2019
Deferred tax assets (liabilities):
Net operating loss carryforwards	$29,985	$20,898	$15,239
Tax credit carryforwards	1,840	1,341	1,341
Reserves	1,258	456	308
Share-based compensation	730	172	308
Allowance for impairment of eNow Convertible Note	701	-	-
Depreciation and amortization	229	(54)	(16)
Other	185	89	91

Total deferred tax assets, net	34,928	22,902	17,271
Less valuation allowance	(34,928)	(22,902)	(17,271)
Net deferred tax assets (liabilities)	-	-	-

A reconciliation of the provision for income taxes with the amounts computed by applying the statutory Federal income tax to income before provision for income taxes is as follows:

	For the Years Ended December 31,
	2021	2020
U.S. federal statutory rate	21.0%	(21.0)%
State taxes, net of federal benefit	2.4%	(4.4)%
Change in fair value of warrant liability	(73.6)%	15.9%
Option and RSU expense	4.5%	0.3%
Other	0.7%	(0.3)%
True-up to prior years return	3.2%	0.2%
Change in valuation allowance	41.8%	9.3%
Effective tax rate	-%	-%

The Company utilizes an asset and liability approach for financial accounting and reporting for income taxes. The provision for income taxes is based upon income or loss after adjustment for those permanent items that are not considered in the determination of taxable income. Deferred income taxes represent the tax effects of differences between the financial reporting and tax basis of the Company’s assets and liabilities at the enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company evaluates the recoverability of deferred tax assets and establishes a valuation allowance when it is more likely than not that some portion or all the deferred tax assets will not be realized. Management makes judgments as to the interpretation of the tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In management’s opinion, adequate provisions for income taxes have been made. If actual taxable income by tax jurisdiction varies from estimates, additional allowances or reversals of reserves may be necessary.

Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. For the years ended December 31, 2021, 2020 and 2019, no liability for unrecognized tax benefits was required to be reported.

The Company has provided a full valuation allowance against its net deferred tax assets since realization of any future benefit from deductible temporary differences and net operating loss cannot be sufficiently assured. Management of the Company has evaluated the positive and negative evidence bearing upon the reliability of its deferred tax assets, which are comprised principally of net operating loss carryforwards and research and development credits. Under the applicable accounting standards, management has considered the Company’s history of losses and concluded that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets. During the year ended December 31, 2021 and 2020, the Company increased its valuation allowance by $12,026 and $5,659, respectively.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 19. Income Taxes, continued

As of December 31, 2021, the Company has federal and state net operating loss carryforwards of approximately $122,000 and $69,000, respectively, approximately $31,300 of the federal net operating loss carryforward will expire at various dates commencing on 2029 and through 2037 and $90,700 were generated between the years ended December 31, 2018 and 2021 and have an indefinite life. At December 31, 2021, the Company has federal and state tax credits of approximately $1,452 and $388, respectively. These federal and state tax credits are available to reduce future taxable income and expire at various dates commencing 2026 through 2039. Utilization of the NOLs and tax credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and tax credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company has not determined whether an ownership change under section 382 has occurred or whether such limitation exists.

Note 20. Related Party Transactions

Operating lease: In March 2012, the Company entered into a noncancelable lease agreement for office, research and development, and vehicle development and installation facilities with an investor of the Company. On February 28, 2021, the lease term was extended through February 28, 2022. The lease includes a rent escalation clause, and rent expense is being recorded on a straight-line basis. On December 31, 2021, the lease term was extended through August 31, 2022.

Rent expense under the operating lease for the years ended December 31, 2021, 2020 and 2019 was $231, $235 and $235, respectively.

Future minimum lease payments for this lease are as follows:
2022	156
Total	$156

Note 21. Commitments and Contingencies

Sponsorship Commitment: On February 24, 2021, the Company agreed to a sponsorship agreement with several entities related to the UBS Arena, Belmont Park and the NY Islanders Hockey Club. Pursuant to that Agreement, the Company was designated an “Official Electric Transportation Partner of UBS Arena” with various associated marketing and branding rights, including the development of electric vehicle charging stations. Through December 31, 2021, the Company has incurred costs of approximately $700 related to a future opportunities to develop electric vehicle charging stations on the UBS Arena area. The sponsorship agreement has a term of three years with a sponsor fee of approximately $500 per year, of which $250 was paid on June 25, 2021 and the second payment of $250 was accrued on December 31, 2021 and paid on January 14, 2022. One of the directors of XL Fleet is a co-owner of the NY Islanders Hockey Club.

Equipment Purchase: On March 1, 2021, the Company entered into an agreement with Creative Bus Sales, Inc. (“Creative) to purchase six low floor electric transit buses to be delivered in 2022 for a total purchase price of $4,191. In connection with this agreement, on March 2, 2021, the Company made a down-payment of $780. During February 2022, the Company terminated its purchase agreement with Creative received a refund of the down payment of $780.

Purchase Commitments: The Company has entered into firm commitments to purchase batteries and motors from major suppliers. As of December 31, 2021, these purchase obligations consisted an obligation of $2,132 to purchase motors by July 2022 and an open ended commitment of $2,700 to purchase batteries, an obligation of $936 to acquire batteries for hybrid electric vehicle, and an obligation of $748 to buy chip-sensitive items including telematics modules and inverters.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 21. Commitments and Contingencies, continued

Legal proceedings: The Company is periodically involved in legal proceedings, legal actions and claims arising in the normal course of business, including proceedings relating to product liability, intellectual property, safety and health, employment and other matters. Management believes that the outcome of such legal proceedings, legal actions and claims will not have a significant adverse effect on the Company’s financial position, results of operations or cash flows.

Beginning on March 8, 2021, two putative securities class action complaints were filed in the federal district court for the Southern District of New York against the Company and certain of its current and former officers and directors. Those cases were consolidated and a lead plaintiff appointed in June 2021, and an amended complaint filed on July 20, 2021 alleging that certain public statements made by the defendants between October 2, 2020 and March 2, 2021 violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The Company believes that the allegations asserted in the amended complaint are without merit, and the Company intends to vigorously defend the lawsuit. There can be no assurance, however, that the Company will be successful. At this time, the Company is unable to estimate potential losses, if any, related to the lawsuit.

On September 20, 2021, and October 19, 2021, two class action complaints were filed in the Delaware Court of Chancery against certain of the Company’s current officers and directors, and the Company’s sponsor, Pivotal Investment Holdings II LLC. The actions were consolidated as In re XL Fleet (Pivotal) Stockholder Litigation, C.A. No. 2121-0808, and an amended complaint was filed on January 31, 2022. The amended complaint alleges various breaches of fiduciary duty, and aiding and abetting breaches of fiduciary duty, for purported actions relating to the negotiation and approval of the December 21, 2020 merger and organization of legacy XL to become XL Fleet Corp., and purportedly materially misleading statements made in connection with the merger. The Company believes that the allegations in complaint are without merit, and the Company intends to vigorously defend the lawsuit.

On January 6, 2022, the Company received a subpoena from the Securities and Exchange Commission (the “SEC”) requesting the production of certain documents related to, among other things, the Company’s business combination with XL Hybrids, Inc. and the related PIPE financing, the Company’s sales pipeline and revenue projections, purchase orders, suppliers, CARB approvals, fuel economy from our Power Drive products, customer complaints, and disclosures and other matters in connection with the foregoing. The SEC has informed the Company that its current investigation is a fact-finding inquiry. The SEC has also informed the Company that the investigation does not mean that it has concluded that anyone has violated the law, and does not mean that it has a negative opinion of any person, entity or security. We intend to provide the requested information and cooperate fully with the SEC investigation.

Note 22. Leadership Transition

On November 1, 2021, the Company entered into an executive employment agreement with Eric Tech (the “Employment Agreement”), pursuant to which Mr. Tech became the Company’s CEO effective December 1, 2021.

On November 20, 2021, the Company entered into a separation agreement with Dimitri Kazarinoff, the Chief Executive Officer. Mr. Kazarinoff’s employment ended effective December 1, 2021. In connection with the separation agreement, the Company agreed to accelerate the vesting of all outstanding stock options by one year, extend the exercise period of the stock options to two years, and pay twelve months of severance. Due to the modification of his options, the Company recorded the incremental value of $4,372 as an expense during the year ended December 31, 2021.

On January 31, 2022, the Company’s Chief Financial Officer resigned. An interim replacement was named while the Company completes the search for a permanent replacement.

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 23. Net (Loss) Income Per Share

The following is a reconciliation of the numerator and denominator used to calculate basic earnings per share and diluted earnings per share for the years ended December 31, 2021, 2020 and 2019:

	Years Ended December 31,
	2021	2020	2019
Numerator:
Net income (loss)	$28,790	$(60,606)	$(14,901)

Denominator:
Weighted average shares basic	138,457,416	84,565,448	79,823,065

Dilutive effect of option, warrants and restricted stock units	10,052,935	-	-

Weighted average shares outstanding, basic and diluted	148,510,351	84,565,448	79,823,065

Net income (loss) per share, basic	$0.21	$(0.72)	$(0.19)

Net income (loss) per share, diluted	$0.19	$(0.72)	$(0.19)

Potential dilutive securities, which include stock options, warrants and restricted stock units have been excluded from the computation of diluted net loss per share for the years ended December 31, 2020 and 2019 as the effect would be to reduce the net loss per share. Therefore, for these periods the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share is the same. For the year ended December 31, 2021, certain dilutive securities were excluded from the computation of diluted earnings per share as the effect would have been to increase net earnings per share.

The number of shares underlying outstanding dilutive securities which have been excluded from the computation of diluted net loss per share above, are presented below:

	Years Ended December 31,
	2021	2020	2019
Stock options	361,292	10,975,222	10,087,294
Private Warrants	4,233,333	11,900,000	-
XL Legacy Warrants	-	249,117	5,849,164
Total	4,594,625	23,124,339	15,936,458

XL Fleet Corp.

Notes to Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Amounts in thousands, except share and per share data)

Note 24. Retirement Plan

The Company has adopted a 401(k) plan to provide all eligible employees a means to accumulate retirement savings on a tax-advantaged basis. The 401(k) plan requires participants to be at least 21 years old. In addition to the traditional 401(k), eligible employees are given the option of making an after- tax contribution to a Roth 401(k) or a combination of both. Plan participants may make before tax elective contributions up to the maximum percentage of compensation and dollar amount allowed under the Internal Revenue Code. Participants are allowed to contribute, subject to IRS limitations on total annual contributions from 1% to 90% of eligible earnings. The plan provides for automatic enrollment at a 3% deferral rate of an employee’s eligible wages. The Company provides for safe harbor matching contributions equal to 100% on the first 3% of an employee’s eligible earnings deferred and an additional 50% on the next 2% of an employee’s eligible earnings deferred. Employee elective deferrals and safe harbor matching contributions are 100% vested at all times.

In connection with the acquisition of World Energy, XL Fleet adopted the World Energy 401(k) plan whose features are the same as those of the XL Fleet 401(k) plan except that (i) Participants are allowed to contribute, subject to IRS limitations on total annual contributions from 1% to 100% of eligible earnings and (ii) the safe harbor non-elective contribution is equal to 3% of employee’s compensation.

Note 25. Subsequent Event

Management has reviewed material events subsequent of the period ended December 31, 2021 and prior to the filing of financial statements in accordance with FASB ASC 855 “Subsequent Events”.

In February 2022, the Company eliminated 51 positions as part of a strategic realignment to narrow its focus and reduce some aspects of the Company’s hybrid offerings. In connection with the elimination of these positions, the Company incurred severance charges totaling $1,251.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no changes in or disagreements with accountants on accounting and financial disclosure.

Item 9A. Controls and Procedures.

Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in paragraph (e) of Rules 13a-15 and 15d-15 under the Exchange Act) designed to ensure that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified under the rules and forms of the SEC. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), as appropriate to allow timely decisions regarding required disclosures. As required by paragraph (b) of Rules 13a-15 and 15d-15 under the Exchange Act, our Chief Executive Officer and our Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2021. Management excluded its wholly-owned subsidiary, World Energy Efficiency Services, LLC from its assessment of internal control over financial reporting as of December 31, 2021 because this entity was acquired by the Company in purchase business combination during 2021.

Based on this evaluation, including the presence of material weaknesses as discussed below, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2021.

Notwithstanding the identified material weaknesses, management believes that the consolidated financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, our financial position, results of operations, and cash flows as of and for the periods present in accordance with U.S. GAAP.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its financial statements would not be prevented or detected on a timely basis. These deficiencies could result in misstatements to our financial statements that would be material and would not be prevented or detected on a timely basis.

In the course of preparing the financial statements for the year ended December 31, 2021, we identified separate material weaknesses in internal control over financial reporting, which relates to the ineffective design and implementation of Information Technology General Controls (“ITGC”) combined with the lack of properly designed management review controls to compensate for these deficiencies. The Company’s ITGC deficiencies included improperly designed controls pertaining to user access rights and segregation of duties over systems that are critical to the Company’s system of financial reporting. The Company’s management review controls include the review and approval of journal entries, account reconciliations, accounting estimates, and other technical accounting matters. The Company did not maintain sufficient evidence of certain of these review control activities. The ITGC deficiencies, combined with a lack of properly designed and implemented management review controls to compensate for these deficiencies, represent material weaknesses in the Company’s internal control over financial reporting as there is a reasonable possibility that a material misstatement with respect to the Company’s significant accounts and disclosures will not be prevented or detected on a timely basis.

Remediation Plan

Our management is in the process of developing a remediation plan. As of December 31, 2020, we had identified material weaknesses in internal control over financial reporting that related to the accounting for equity instruments, insufficient technical accounting resources and lack of segregation of duties. During 2021, we took steps to remediate these weaknesses through, among other things, (1) the hiring of a Chief Financial Officer; (2) the hiring of a Certified Public Accountant as the controller who had experience with public company reporting and technical accounting; (3) the hiring of a Senior Director of SOX Compliance with experience in internal control environments and design; (4) hiring third party professionals to perform a comprehensive assessment of the Company’s internal controls, including design and gap assessments; and (5) the hiring of additional finance personnel to enable processes with appropriate segregation of duties.

The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate.

While we believe that these efforts will improve our internal controls over financial reporting, the implementation of these measures is ongoing and will require validation and testing of the design and operating effectiveness of internal controls over a sustained period of financial reporting cycles.

We believe we are making progress toward achieving the effectiveness of our internal controls and disclosure controls. The actions that we are taking are subject to ongoing management review, as well as audit committee oversight. We will not be able to conclude whether the steps we are taking will fully remediate these material weaknesses in our internal control over financial reporting until we have completed our remediation efforts and subsequent evaluation of their effectiveness. We will continue to assess the effectiveness of our internal control over financial reporting and take steps to remediate the known material weaknesses expeditiously.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

XL Fleet Corp. and Subsidiaries

Adverse Opinion on Internal Control over Financial Reporting

We have audited XL Fleet Corp. and Subsidiaries’ (the "Company") internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in “Management's Annual Report on Internal Control Over Financial Reporting”:

The Company has not established an effective control environment due to the ineffective design and implementation of Information Technology General Controls (“ITGC”) and management review controls. The Company’s ITGC deficiencies included improperly designed controls pertaining to user access rights and segregation of duties over systems that are critical to the Company’s system of financial reporting. The Company’s management review controls include the review and approval of journal entries, account reconciliations, accounting estimates, and other technical accounting matters. The Company did not maintain sufficient evidence of these review control activities. The ITGC deficiencies, combined with a lack of properly designed management review controls to compensate for these deficiencies, represent a material weakness in the Company’s internal control over financial reporting as there is a reasonable possibility that a material misstatement with respect to the Company’s significant accounts and disclosures will not be prevented or detected on a timely basis.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal 2021 consolidated financial statements, and this report does not affect our report dated March 1, 2022 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets as of December 31, 2021 and 2020and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2022 of the Company and our report dated March 1, 2022 expressed an unqualified opinion on those financial statements.

Explanatory Paragraph – Excluded Subsidiary

As described in “Management Annual Report on Internal Control Over Financial Reporting,” management has excluded its wholly owned subsidiary, World Energy Efficiency Services, LLC, from its assessment of internal control over financial reporting as of December 31, 2021 because this entity was acquired by the Company in purchase business combinations during 2021. We have also excluded World Energy Efficiency Services, LLC from our audit of internal control over financial reporting. This subsidiary’s total assets and total revenues represent approximately 1% and 82%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

Marcum llp

Melville, NY

March 1, 2022

Changes in Internal Control over Financial Reporting

As discussed above, we are implementing certain measures to remediate the material weakness identified in the design and operation of our internal control over financial reporting. Other than those measures, there have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting cannot provide absolute assurance of achieving their objectives. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgement and breakdowns resulting from human failures. Due to their inherent limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. It is possible to design safeguards to reduce, but not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements or fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

The information required by this Item will be set forth in the section headed “Directors, Executive Officers and Corporate Governance” in our Proxy Statement and is incorporated in this report by reference.

We have adopted a code of ethics for directors, officers (including our principal executive officer) and employees, known as Our Corporate Code of Conduct and Ethics and Whistleblower Policy. A copy of Our Corporate Code of Conduct and Ethics and Whistleblower Policy is available on our website at www.xlfleet.com under the Governance, Documents and Charters section of our Investors page. We will promptly disclose on our website (i) the nature of any amendment to the policy that applies to our principal executive officer or persons performing similar functions and (ii) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver.

Item 11. Executive Compensation.

The information required by this Item will be set forth in the section headed “Executive Compensation” in our Proxy Statement and is incorporated in this report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

The information required by this Item will be set forth in the section headed “Security Ownership of Certain Beneficial Owners and Management” in our Proxy Statement and is incorporated in this report by reference.

Information regarding our equity compensation plans will be set forth in the section headed “Executive Compensation” in our Proxy Statement and is incorporated in this report by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item will be set forth in the section headed “Certain Relationships and Related Person Transactions” in our Proxy Statement and is incorporated in this report by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this Item will be set forth in the section headed “—Ratification of Selection of Independent Registered Public Accounting Firm” in our Proxy Statement and is incorporated in this report by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Documents filed as part of this report.

1. The following financial statements of XL Fleet Corp. and Report of Marcum LLP, Independent Registered Public Accounting Firm, are included in this report:

2. List of financial statement schedules:

All schedules have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. List of Exhibits required by Item 601 of Regulation S-K. See part (b) below.

(b) Exhibits.

Exhibit No.	Description	Included	Form	Filing Date
2.1*+	Agreement and Plan of Reorganization, dated as of September 17, 2020, by and among Pivotal Investment Corporation II, PIC II Merger Sub Corp. and XL Hybrids, Inc.	By Reference	S-4/A	December 4, 2020
3.1	Second Amended and Restated Certificate of Incorporation.	By Reference	8-K	December 23, 2020
3.2	Amended and Restated Bylaws.	By Reference	8-K	December 23, 2020
4.1	Specimen Common Stock Certificate.	By Reference	8-K	December 23, 2020
4.2	Specimen Warrant Certificate.	By Reference	8-K	December 23, 2020
4.3	Warrant Agreement, dated as of July 11, 2019, between Continental Stock Transfer & Trust Company and the Registrant.	By Reference	8-K	July 16, 2019
4.4	Warrant Agreement, dated as of September 29, 2017, between XL Hybrids, Inc. and MOTIV Partners LLC.	By Reference	10-K	March 31, 2021
4.5	Amendment to Warrant Agreement, dated as of December 15, 2020, between XL Hybrids, Inc. and MOTIV Partners LLC.	By Reference	10-K	March 31, 2021
4.6	Description of Registered Securities	By Reference	10-K	March 31, 2021
10.1†	Supply Agreement, dated as of July 19, 2019, by and between XL Hybrids, Inc. and Parker-Hannifin Corporation.	By Reference	S-4/A	November 10, 2020
10.2#	XL Hybrids, Inc. 2010 Equity Incentive Plan, including form of stock option agreement and form of restricted stock agreement.	By Reference	S-4	October 2, 2020
10.3	Form of Subscription Agreement.	By Reference	8-K	September 18, 2020
10.4	Registration Rights Agreement.	By Reference	S-4	October 2, 2020
10.5	Lock-Up Agreement.	By Reference	S-4	October 2, 2020
10.6	Form of Letter Agreement from each of the Registrant’s initial shareholders, officers and directors.	By Reference	S-1	June 13, 2019
10.7	XL Fleet Corp. 2020 Equity Incentive Plan.	By Reference	10-K	March 31, 2021
10.8	XL Fleet Corp. 2020 Equity Incentive Plan Form of Stock Option Agreement.	By Reference	8-K	December 23, 2020

Exhibit No.	Description	Included	Form	Filing Date
10.9	XL Fleet Corp. 2020 Equity Incentive Plan Form of Restricted Stock Unit Agreement.	By Reference	8-K	December 23, 2020
10.10	Form of Indemnification Agreement between the Registrant and each officer and director.	By Reference	8-K	December 23, 2020
10.11	Executive Employment Agreement dated as of November 1, 2021, by and between XL Fleet Corp. and Eric Tech	By Reference	8-K	November 1, 2021
10.12	Employment Agreement for James Berklas, dated November 4, 2021	By Reference	8-K	November 10, 2021
14	Amended and Restated Corporate Code of Conduct and Ethics and Whistleblower Policy.	By Reference	8-K	December 23, 2020
21	Subsidiaries of the Registrant.	By Reference	8-K	December 23, 2020
23.1*	Consent of Marcum LLP, independent registered public accounting firm	Herewith
31.1*	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities and Exchange Act of 1934, as amended, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Herewith
31.2*	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities and Exchange Act of 1934, as amended, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Herewith
32.1^*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Herewith
32.2^*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Herewith
101.INS*	XBRL Instance Document	Herewith
101.SCH*	XBRL Taxonomy Extension Schema Document	Herewith
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document	Herewith
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document	Herewith
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document	Herewith
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document	Herewith
104	Cover Page Interactive Data File	Herewith

*	Filed herewith

*+	Schedule and exhibits to this exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

†	Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

#	Indicates management contract or compensatory plan or arrangement.

^	In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 34-47986, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and will not be deemed “filed” for purposes of Section 18 of the Exchange Act or deemed to be incorporated by reference into any filing under the Exchange Act or the Securities Act of 1933 except to the extent that the registrant specifically incorporates it by reference.

Item 16. Form 10-K Summary.

Not applicable

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

XL FLEET CORP.

Date: March 1, 2022	By:	/s/ Eric Tech
	Name:	Eric Tech
	Title:	Chief Executive Officer
(Principal Executive Officer)

XL FLEET CORP.

Date: March 1, 2022	By:	/s/ Chris Goldner
	Name:	Chris Goldner
	Title:	Interim Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Person	Capacity	Date

/s/ Eric Tech	Director and Chief Executive Officer	March 1, 2022
Eric Tech	(Principal Executive Officer)

/s/ Chris Goldner	Interim Chief Financial Officer	March 1, 2022
Chris Goldner	(Principal Financial Officer and Principal Accounting Officer)

/s/ Thomas J. Hynes, III	President and Director	March 1, 2022
Thomas J. Hynes, III

/s/ Debora M. Frodl	Director and Chair of the Board	March 1, 2022
Debora M. Frodl

/s/ Kevin Griffin	Director	March 1, 2022
Kevin Griffin

/s/ Christopher Hayes	Director	March 1, 2022
Christopher Hayes

/s/ Jonathan J. Ledecky	Director	March 1, 2022
Jonathan J. Ledecky

/s/ Niharika Ramdev	Director	March 1, 2022
Niharika Ramdev

/s/ Sarah Sclarsic	Director	March 1, 2022
Sarah Sclarsic